Form 51‑102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:
Sonde Resources Corp.
3100, 500 – 4th Avenue S.W.
Calgary, Alberta, T2P 2V6

2.	Date of Material Change:
November 4, 2013

3.	News Release:
A joint press release disclosing the material change was issued through Marketwire on November 5, 2013.

4.	Summary of Material Change:
Sonde Resources Corp. (Sonde), its wholly-owned subsidiary 1771538 Alberta Ltd. (NumberCo), Marquee Energy Ltd. (Marquee) and its wholly-owned subsidiary, 1775412 Alberta Ltd. (AcquisitionCo) entered into an arrangement agreement dated November 4, 2013 (the Arrangement Agreement) pursuant to which Marquee will acquire, directly or indirectly, substantially all of Sonde's Western Canadian assets, including all of its producing Southern Alberta properties (the Western Canadian Business Unit), by way of an arrangement (the Arrangement) pursuant to the terms and conditions of a plan of arrangement under the Business Corporations Act (Alberta).

5.	Full Description of Material Change:

5.1	Full Description of Material Change
The Arrangement
The Arrangement will result in the acquisition of the Western Canadian Business Unit by Marquee. As consideration, Sonde will either receive: (i) 0.72 of a Marquee common share (Marquee Share) for each Sonde common share (Sonde Share) outstanding (in the aggregate, 44,857,041 Marquee Shares) (the Share Deal); or (ii) 0.34 of a Marquee Share for each Sonde Share outstanding (in the aggregate, 21,182,491 Marquee Shares) and cash consideration of $15 million (the Cash and Share Deal). Sonde has the sole discretion to elect to take the Cash and Share Deal until November 20, 2013; if no such election is made by Sonde, the Share Deal will be effected. Prior to the closing of the Arrangement, Sonde will transfer the Western Canadian Business Unit and related tax pools to NumberCo which will either amalgamate with AcquisitionCo, if the Share Deal is effected, or alternatively, if the Cash and Share Deal is effected, NumberCo will be directly acquired by Marquee pursuant to the plan of arrangement. Upon closing of the Arrangement, Sonde will distribute all of the Marquee Shares received under either the Share Deal or the Cash and Share Deal to its shareholders, and retain the cash received, if so elected. If Sonde elects to proceed with the Cash and Share Deal, the cash proceeds of $15 million, will be retained by Sonde.
Completion of the Arrangement will require the satisfaction of conditions contemplated in the Arrangement Agreement, including the approval of holders of Sonde Shares (Sonde Shareholders), and satisfaction of other customary approvals including regulatory, stock exchange, and Court of Queen's Bench of Alberta approvals.
The required shareholder approval will be two-thirds of the votes cast by Sonde Shareholders at the shareholder meeting of Sonde, held to consider the Arrangement, scheduled for December 30, 2013. Sonde and Marquee anticipate that the Arrangement will be completed on or about December 31, 2013. An information circular detailing the Arrangement is anticipated to be mailed to Sonde Shareholders in early December, 2013.
Board Approvals
The board of directors of Sonde has approved the Arrangement Agreement and has unanimously determined, based in part upon the fairness opinion received from FirstEnergy Capital Corp., that (i) the Arrangement is fair to the Sonde Shareholders, (ii) the Arrangement and the entry into the Arrangement Agreement are in the best interests of Sonde and (iii) it will recommend that the Sonde Shareholders vote in favour of the Arrangement. Directors, officers and signficant shareholders of Sonde representing approximately 12% of the outstanding Sonde Shares have entered into support agreements with Marquee pursuant to which they have agreed to vote their Sonde Shares in favour of the Arrangement. These support agreements will terminate in the event the Arrangement Agreement is terminated in accordance with its terms.
FirstEnergy Capital Corp. is acting as financial advisors to Sonde with respect to the Arrangement and has provided the board of directors of Sonde with its opinion that, subject to review of the final form of documents effecting the Arrangement, the consideration to be received by the Sonde Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Sonde Shareholders.
The board of directors of Marquee has unanimously approved the Arrangement Agreement. National Bank Financial Inc. and Peters & Co. Limited are acting as joint financial advisors to Marquee and Acumen Capital Partners as strategic advisors with respect to the Arrangement. Each of National Bank Financial Inc. and Peters & Co. Limited has provided the board of directors of Marquee with its opinion that, subject to its review of the final form of documents effecting the Arrangement, the consideration to be offered by Marquee pursuant to the Arrangement is fair, from a financial point of view, to holders of Marquee shares.
The Arrangement Agreement
The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Sonde and Marquee and various conditions precedent, both mutual and with respect to each entity.
The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement and disclosure letters referenced therein are attached to this Material Change Report as Schedule "A". Capitalized terms not otherwise defined in this Material Change Report have the meanings assigned thereto in the Arrangement Agreement.

Mutual Covenants Regarding Non-Solicitation
Under the Arrangement Agreement, Sonde and Marquee have agreed to certain non-solicitation covenants as follows:

(a)
Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal (as defined below) in respect of such Party and shall immediately discontinue access to any virtual or physical data room and shall immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and shall use all commercial efforts to ensure that such requests are honoured.

An Acquisition Proposal means, (A) with respect to Sonde, any inquiry or the making of any proposal to Sonde or the Sonde Shareholders from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition of any of the shares of NumberCo or of any of the assets comprising the Western Canadian Business Unit (other than the sale of production in the ordinary course of business); (ii) an acquisition from Sonde or the Sonde Shareholders of 20% or more of the voting securities of Sonde; (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Sonde; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Sonde; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) to (iv) inclusive of part (A) of this definition which may occur, arise or be taken which relate to or are in respect of: (1) the North African Business Unit of Sonde, its assets or any Subsidiary of Sonde directly holding such assets (2) a transaction which would be completed after the Effective Date and which does not impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or (3) the shares of SubCo or the Remaining Canadian Assets, shall not in any event constitute an Acquisition Proposal; and (B) with respect to Marquee, any inquiry or the making of any proposal to Marquee or the holders of Marquee shares from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Marquee or the holders of Marquee shares of 20% or more of the voting securities of Marquee; (ii) an acquisition of 20% or more of Marquee's assets (other than the sale of immaterial assets in the ordinary course of business); (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Marquee; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Marquee; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) of part (B) of this definition which may occur, arise or be taken which relate to Marquee Excluded Assets with a net asset value equal to or less than $3 million shall not in any event constitute an Acquisition Proposal, except that (1) in the case of each of the foregoing in (A) and (B) above, for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities" and (2) in the case of (A) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "any of the assets comprising the Western Canadian Business Unit" shall be deemed to be a reference to "85% or more of the assets comprising the Western Canadian Business Unit" and in the case of (B) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "20% or more of Marquee's assets" shall be deemed to be a reference to "50% or more of Marquee's assets";

(b)
Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives retained by it to do any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder in connection with an Acquisition Proposal; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;
provided, however, that notwithstanding any other provision of the Arrangement Agreement:

(v)
each Party and its officers, directors and advisers may enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that;

(A)
the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith: (1) did not result from a breach of the Arrangement Agreement or any other agreement between the third party making such Acquisition Proposal and the Party subject to the Acquisition Proposal; (2) complies with all Applicable Laws; (3) in respect of which any financing, funds or other consideration necessary to complete the Acquisition

Proposal have been demonstrated to the satisfaction of the board of directors of the Party subject to the Acquisition Proposal (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (4) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for the Party's shareholders compared to the transaction contemplated by the Arrangement Agreement; (5) after consultation with its financial advisor(s) and outside legal counsel, is reasonably likely to be consummated without undue delay within the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (6) after receiving the advice of outside legal counsel, as reflected in minutes of a meeting of the board of directors of the Party subject to the Acquisition Proposal, that the taking of such action is necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties under applicable Laws (a Superior Proposal); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party shall: (1) provide prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the Acquisition Proposal and the confidentiality and standstill agreement referenced above and, if not previously provided to such Other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party; (2) notify the Other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, and if not previously provided to the Other Party, copies of all information provided to the third party), within 24 hours of the receipt thereof; and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's reasonable questions with respect thereto;

(vi)
each Party and its officers and directors may comply with Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
each Party and its officers and directors may accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation: (i) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement (as contemplated by the terms of the Arrangement Agreement) and after receiving the advice of outside counsel as reflected in minutes of a meeting of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under Applicable Laws; (ii) such Party complies with its obligations set forth in the Arrangement Agreement; and (iii) such Party terminates the Arrangement

Agreement in accordance with its terms, and concurrently therewith pays termination fees as applicable in accordance with the Arrangement Agreement, as applicable to the Other Party

(c)
Following receipt of a Superior Proposal, the Party subject to such Superior Proposal shall give the Other Party, orally and in writing, at least three Business Days advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such three Business Day period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period the Party subject to such Superior Proposal shall, and shall cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend the Arrangement Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement

In the event that Marquee provides the notice contemplated by this section of the Arrangement Agreement on a date which is less than three Business Days prior to the meeting of the Sonde Shareholders (the Meeting), Sonde shall be entitled to adjourn or postpone its Meeting to a date that is not more than ten Business Days after the date of such notice;

(d)
Nothing contained in the Arrangement Agreement shall prohibit the Sonde Board of Directors from withdrawing, modifying, qualifying or changing its recommendation to Sonde Shareholders in respect of the transactions contemplated in the Arrangement Agreement prior to the receipt of the requisite approval by the Sonde Shareholders, if the Sonde Board of Directors determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the Sonde Board of Directors to act in a manner consistent with its fiduciary duties under Applicable Laws; provided that: (a) where such withdrawal, modification, qualification or change of recommendation relates to an Acquisition Proposal, not less than three Business Days before the Sonde Board of Directors considers any Acquisition Proposal in respect of any such withdrawal, modification, qualification or change, the Sonde Board of Directors shall give Marquee written notice of such proposal and promptly advise Marquee of the proposed consideration of such proposal; and (b) the foregoing shall not relieve Sonde from its obligation to proceed to call and hold the Meeting and conduct the vote on the Sonde Arrangement Resolution, (provided that, except as required under Applicable Laws, Sonde shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where the Arrangement Agreement has been terminated by Marquee in accordance with the terms of the Arrangement Agreement. For greater certainty, any such decision by the Sonde Board of Directors shall constitute a Marquee Damages Event under the Arrangement Agreement and shall not prevent Marquee from exercising its rights under the Arrangement Agreement;

(e)
Each Party shall ensure that its officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of such Party are aware of the non-solicitation covenants of the Arrangement Agreement. Each of Sonde and Marquee shall be responsible for any breach of these covenants by its respective officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives.

Marquee Termination Fees
Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)
the Sonde Board of Directors has failed to make or has withdrawn, modified or changed any of its resolutions, recommendations or determinations referred to in the Arrangement Agreement or shall have resolved to do so or publicly announced its intention to do so prior to the Effective Date;

(b)	Sonde accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(c)
Sonde notifies Marquee that the condition will not be met that there is no reasonable likelihood that consummation of the Arrangement will (i) place at material risk, Sonde's title to the assets of the North African Business Unit or (ii) give rise to a material adverse change to the operations or future business prospects of the North African Business Unit;

(d)
Sonde or NumberCo is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Sonde fails to cure such breach within five Business Days after receipt of written notice thereof from Marquee (except that no cure period shall be provided for a breach which by its nature cannot be cured);

A Material Adverse Change or Material Adverse Effect means, (A) with respect to Marquee, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of Marquee and its Subsidiaries, taken as a whole, and (B) with respect to the Western Canadian Business Unit, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of NumberCo or the Western Canadian Business Unit, taken as a whole, other than in the case of (A) and (B) any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries; (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been disclosed in the Public Record or has been communicated in writing to the Other Party as of the date hereof in the Target Disclosure Letter or the Purchaser Disclosure Letter, as applicable; or (v) any changes arising from matters permitted or contemplated by the Arrangement Agreement or consented to or approved in writing by the Other Party;

(e)
Sonde is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Sonde fails to cure such breach within five Business Days after receipt of written notice thereof from Marquee (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(f)
any Governmental Entity of Tunisia or Libya, or any duly authorized representative thereof, or any party named in the Sonde Disclosure Letter, related to or in any manner connected with the North African Business Unit fails to consent, approve or otherwise take any action that is necessary to be taken by such party for the Parties to consummate the Arrangement or takes any action to prevent or delay the consummation of the Arrangement such that the Arrangement is not consummated on or before the Outside Date,

(each of the above being a Marquee Damages Event), then in the event of the termination of the Arrangement Agreement in accordance with its terms, Sonde shall pay to Marquee an amount (the "Marquee Termination Fee") determined as follows: (i) $2,000,000, in respect of a Marquee Damages Event provided in subsection (a), (b), (c) and (f), as set out above, or (ii) $1,000,000, in respect of a Marquee Damages Event provided in subsection (d) or (e), as set out above, as liquidated damages in immediately available funds to an account designated by Marquee within three Business Day after the occurrence of the first to occur of the events described above.
Following a Marquee Damages Event but prior to payment of the applicable Marquee Termination Fee, Sonde shall be deemed to hold such applicable Marquee Termination Fee in trust for Marquee. Sonde shall only be obligated to pay one Marquee Termination Fee pursuant to the Arrangement Agreement.
Sonde Termination Fees
Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)	Marquee accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(b)
Marquee or AcquisitionCo is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Marquee or materially impedes the completion of the Arrangement, and Marquee fails to cure such breach within 10 Business Days after receipt of written notice thereof from Sonde (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(c)
Marquee is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Marquee or materially impedes the completion of the Arrangement, and Marquee fails to cure such breach within five Business Days after receipt of written notice thereof from Sonde (except that no cure period shall be provided for a breach which by its nature cannot be cured),

(each of the above being a "Sonde Damages Event"), then in the event of the termination of the Arrangement Agreement in accordance with its terms, Marquee shall pay to Sonde (i) $2,000,000, in respect of a Sonde Damages Event provided in subsection (a), as set out above, or (ii) $1,000,000, in respect of a Sonde Damages Event provided in subsections (b) or (c), as liquidated damages in immediately available funds to an account designated by Sonde within three Business Day after the occurrence of the first to occur of the events described above.
Following a Sonde Damages Event but prior to payment of the applicable Sonde Termination Fee, Marquee shall be deemed to hold such applicable Sonde Termination Fee in trust for Sonde. Marquee shall only be obligated to pay one Sonde Termination Fee pursuant to the Arrangement Agreement.
Termination
The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Marquee and Sonde;

(b)
if notice has been given to either party of any event or state of facts which which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party pursuant to the Arrangement Agreement; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties pursuant to the Arrangement Agreement;

(c)
if any of the conditions precedent set forth in the Arrangement Agreement shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate the Arrangement Agreement; provided that (i) prior to the filing of the Final Order and Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent, and (ii) if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Other Party may not terminate the Arrangement Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice.

(d)	by Marquee upon the occurrence of a Marquee Damages Event;

(e)	by Sonde upon the occurrence of a Sonde Damages Event;

(f)
by Sonde upon a decision by the Sonde Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with section 3.4(b)(vii) of the Arrangement Agreement, provided that Sonde: (i) has complied with its obligations regarding its covenants of non-solicitation; and (ii) concurrently pays the amount required pursuant to the Marquee Damages Event; and

(g)
by Marquee upon a decision by the Marquee Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with section 3.4(b)(vii) of the Arrangement Agreement, provided that Marquee: (i) has complied with its obligations regarding its covenants of non-solicitation; and (ii) concurrently pays the amount required pursuant to the Sonde Damages Event.

In the event of the termination of the Arrangement Agreement in the circumstances set out in items (a) through (g), the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to certain obligations as set forth in the Arrangement Agreement and each of the Parties obligations in the Confidentiality Agreement which shall survive such termination.
Mutual Conditions Precedent to the Arrangement
The respective obligations of the Parties to complete the transactions contemplated in the Arrangement Agreement and in particular, the Arrangement, are subject to the following mutual conditions precedent:

(a)
on or prior to November 29, 2013, the Interim Order shall have been granted in form and substance satisfactory to each of Marquee and Sonde, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Marquee and Sonde, acting reasonably, on appeal or otherwise;

(b)
the Sonde Arrangement Resolution shall have been passed by the Sonde Shareholders in accordance with the Interim Order and in form and substance satisfactory to each of Marquee and Sonde, acting reasonably;

(c)	the Asset Purchase and Sale Agreement shall have been executed and the elections under the ITA contemplated therein shall have been executed;

(d)
the Marquee Shares shall be listed and posted for trading on the TSXV as of the Effective Date and the Marquee Shares issuable to Sonde Shareholders pursuant to the Arrangement shall be conditionally approved for listing on the TSXV;

(e)
on or prior to December 31, 2013, the Final Order shall have been granted in form and substance satisfactory to Marquee and Sonde, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Marquee and Sonde, acting reasonably, on appeal or otherwise;

(f)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Marquee and Sonde, acting reasonably;

(g)	the Arrangement shall have become effective on or prior to the Outside Date;

(h)
all other required domestic and foreign regulatory, governmental, stock exchange and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Marquee and Sonde, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSXV of the Marquee Shares to be issued pursuant to the Arrangement;

(i)
there shall be no action taken under any existing Applicable Law in Canada or the United States, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity in Canada or the United States, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any of the other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(j)
the provisions of Section 2.8 of the Arrangement Agreement shall be satisfied and the issuance of Marquee Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, and the registration requirements of all applicable state securities laws, and, except with respect to persons deemed "affiliates" (as defined in Rule 405 of the U.S. Securities Act) of Marquee after the Arrangement or within 90 days prior to the Arrangement, the Marquee Shares issuable pursuant to the Arrangement shall not be subject to resale restrictions under the U.S. Securities Act.

The foregoing conditions are for the mutual benefit of Sonde and Marquee and may be asserted by Sonde and Marquee regardless of the circumstances and may be waived by Sonde and Marquee (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Sonde and Marquee may have.
Conditions Precedent in favour of Sonde
The obligations of Sonde and NumberCo to consummate the transactions contemplated in the Arrangement Agreement and in particular, the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Marquee shall have furnished Sonde with certified copies of the resolutions duly passed by the Marquee Board of Directors approving the Arrangement Agreement and the consummation of all of the transactions contemplated hereby and related thereto.

(b)	except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Marquee contained in the Arrangement Agreement:

(i)
that are not qualified by materiality, Material Adverse Change or Material Adverse Effect, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

and Marquee and AcquisitionCo shall have complied in all respects with their covenants in the Arrangement Agreement and Sonde shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Marquee acting solely on behalf of Marquee and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Sonde will have no knowledge to the contrary or, if and to the extent that such representations or warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or Marquee and AcquisitionCo have failed to comply with their covenants, such failure(s) would not have a Material Adverse Effect on Marquee and would not materially impede completion of the Arrangement;

(c)	holders of not greater than 5% of the outstanding Sonde Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)
there shall not have occurred any change after the date hereof, or prior to the date hereof which had not been publicly disclosed or disclosed to Sonde in writing prior to the date hereof or in the Marquee Disclosure Letter (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Marquee and which, in the judgment of Sonde, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Marquee;

(e)	the Sonde Board of Directors shall have concluded, in its sole discretion, that there is no reasonable likelihood that consummation of the transactions contemplated hereby will:

(i)	place at material risk, Sonde's title to the assets of the North African Business Unit; or

(ii)	give rise to a material adverse change to the operations or future business prospects of the North African Business Unit;

(f)	all necessary steps shall have been taken to appoint, immediately following the Effective Time, the Sonde Director Nominees to the Marquee Board of Directors;

(g)
the Net Debt of Marquee shall not exceed $60 million at the Effective Date in the event the Original Plan of Arrangement is effected and shall not exceed $75 million at the Effective Date in the event the Alternative Plan of Arrangement is effected and Sonde shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Marquee acting solely on behalf of Marquee and not in their personal capacity; and

(h)	Marquee shall have satisfied its obligations under Section 3.6(i) of the Arrangement Agreement.
These conditions in the Arrangement Agreement are for the exclusive benefit of Sonde and NumberCo and may be asserted by Sonde regardless of the circumstances or may be waived by Sonde in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Sonde may have.
Conditions Precedent in favour of Marquee
The obligations of Marquee and AcquisitionCo to consummate the Arrangement are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Sonde shall have mailed the Information Circular and other documents required in connection with the Sonde Meeting on or before December 3, 2013;

(b)	Sonde shall have furnished Marquee with:

(i)
certified copies of the resolutions duly passed by the Sonde Board approving the Arrangement Agreement and the consummation of all of the transactions contemplated pursuant to the Arrangement Agreement; and

(ii)	certified copies of the resolutions of Sonde Shareholders duly passed at the Sonde Meeting, approving the Sonde Arrangement Resolution;

(c)	except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Vendor contained in the Arrangement Agreement:

(i)
that are not qualified by materiality, Material Adverse Effect or Material Adverse Change, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

and Sonde and NumberCo shall have complied in all material respects with their covenants in the Arrangement Agreement and Marquee shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of Sonde acting solely on behalf of Sonde and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Marquee will have no knowledge to the contrary or, if and to the extent that such representations and warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or Sonde and NumberCo have failed to comply with their covenants, such failure(s) would not, individually or in the aggregate, have a Material Adverse Effect on the Western Canadian Business Unit or its Oil and Gas Assets and would not materially impede completion of the Arrangement;

(d)
there shall not have occurred any change after the date hereof, or prior to the date hereof which has not been publicly disclosed or disclosed to Marquee in writing prior to the date hereof or in the Sonde Disclosure Letter (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Sonde relating to or involving the Western Canadian Business Unit and which, in the judgment of Marquee, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit;

(e)	Sonde shall have delivered the Sonde Support Agreements concurrent with the execution hereof, representing in aggregate not less than 12% of the Sonde Shares; and

(f)	the Operating Statements in the Information Circular do not disclose a Material Adverse Change with respect to the Western Canadian Business Unit.
These conditions in the Arrangement Agreement are for the exclusive benefit of Marquee and AcquisitionCo and may be asserted by Marquee regardless of the circumstances or may be waived by Marquee in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Marquee may have.
Amendments to the Arrangement Agreement
The Arrangement Agreement (including the Plan) may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained in the Arrangement Agreement;
provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Sonde Shareholders, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.
The Parties mutually agree that if a Party proposes any amendments to the Arrangement Agreement or to the Plan for tax or any other reason, Marquee on the one hand and Sonde on the other hand will act reasonably in considering any such amendment and if the other Party or Parties and its securityholders, as applicable, are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing any such amendment so that any such amendment can be effected subject to Applicable Laws and the rights of securityholders.

5.2	Disclosure for Restructuring Transactions
Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:
Not applicable.

7.	Omitted Information:
Not applicable.

8.	Executive Officer:
The following is the name and business telephone number of an executive officer of the Corporation who is knowledgeable about the material change and this report.
William Dirks
President and Chief Operating Officer
Sonde Resources Corp.
(403) 294-1411

9.	Date of Report:
November 14, 2013

Advisory Regarding Forward-Looking Statements and Forward-Looking Information
Certain information set forth herein contains forward looking statements.   More particularly, this document contains statements concerning the expected timing of satisfaction of the conditions precedent to closing of the Arrangement, the timing and anticipated dates for mailing the management information circular to Sonde Shareholders to consider the Arrangement Resolution and the anticipated date of closing of the Arrangement. Although Sonde believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Sonde can give no assurance that they will prove to be correct.   Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.   The closing of the Arrangement could be delayed if Sonde is not able to obtain the necessary Sonde Shareholder approvals, timely receipt of all required court approvals and regulatory and stock exchange approvals on the timelines it has planned. The Arrangement will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied or waived.  Accordingly, there is a risk that the Arrangement will not be completed within the anticipated time or at all.   The forward looking statements contained in this document are made as of the date hereof and Sonde undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Schedule "A" to Form 51-102F3
ARRANGEMENT AGREEMENT
AMONG
MARQUEE ENERGY LTD.
and
1775412 ALBERTA LTD.
and
SONDE RESOURCES CORP.
and
1771538 ALBERTA LTD.

November 4, 2013

Table of Contents

	ARTICLE 1 INTERPRETATION	2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	11
1.3	Number, etc.	11
1.4	Date for Any Action	11
1.5	Entire Agreement	11
1.6	Currency	11
1.7	Accounting Matters	11
1.8	Disclosure in Writing	11
1.9	Interpretation Not Affected by Party Drafting	12
1.10	Knowledge	12
1.11	Exhibits	12

	ARTICLE 2 THE ARRANGEMENT	12
2.1	Plan of Arrangement	12
2.2	Interim Order	13
2.3	Vendor Approval	13
2.4	Purchaser Fairness Opinion	13
2.5	Obligations of Vendor	14
2.6	Obligations of Purchaser	15
2.7	U.S. Securities Law Matters	15
2.8	Conduct of Meeting	17
2.9	Effective Date	17

	ARTICLE 3 COVENANTS	17
3.1	Covenants of Purchaser Parties	17
3.2	Covenants of the Vendor Parties	21
3.3	Mutual Covenants Regarding the Arrangement	24
3.4	Mutual Covenants Regarding Non-Solicitation	25
3.5	Provision of Information; Access	28
3.6	Offers of Employment	28

	ARTICLE 4 REPRESENTATIONS AND WARRANTIES	30
4.1	Representations and Warranties of Purchaser Parties	30
4.2	Representations and Warranties of Vendor Parties	41
4.3	Survival of Representations and Warranties	50
4.4	Limitations on Liability	51
4.5	Privacy Issues	51

	ARTICLE 5 CONDITIONS PRECEDENT	53
5.1	Mutual Conditions Precedent	53
5.2	Additional Conditions to Obligations of Purchaser Parties	54
5.3	Additional Conditions to Obligations of Vendor Parties	55
5.4	Notice and Effect of Failure to Comply with Conditions	57
5.5	Satisfaction of Conditions	57

	ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS	57
6.1	Purchaser Damages	57
6.2	Vendor Damages	59
6.3	Liquidated Damages	59
6.4	Other Remedies	60

	ARTICLE 7 AMENDMENT	60
7.1	Amendment	60
7.2	Mutual Understanding Regarding Amendments	60

	ARTICLE 8 TERMINATION	61
8.1	Termination	61

	ARTICLE 9 NOTICES	61
9.1	Notices	61

	ARTICLE 10 GENERAL	62
10.1	Binding Effect	62
10.2	Assignment	62
10.3	Disclosure	62
10.4	Costs	63
10.5	Severability	63
10.6	Further Assurances	63
10.7	Time of Essence	63
10.8	Governing Law	63
10.9	Waiver	63
10.10	Third Party Beneficiaries	64
10.11	Counterparts	64

	EXHIBIT A - ORIGINAL PLAN OF ARRANGEMENT
	EXHIBIT B - ALTERNATIVE PLAN OF ARRANGEMENT
	EXHIBIT C - VENDOR SUPPORT AGREEMENT
	EXHIBIT D - ASSET PURCHASE AND SALE AGREEMENT

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT is dated as of the 4th day of November, 2013,
AMONG:
MARQUEE ENERGY LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "Purchaser")
AND:
1775412 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "AcquisitionCo")

AND:	SONDE RESOURCES CORP., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "Vendor")

AND:	1771538 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "NumberCo")
WHEREAS:

A.
Vendor, together with its wholly-owned subsidiary, SubCo, is engaged in the exploration for, and acquisition, development and production of, petroleum and natural gas with operations in Western Canada, and in North Africa;

B.
Vendor desires to exit its direct and indirect involvement in petroleum and natural gas operations in Western Canada and, in connection therewith, has commenced a sales process for the Western Canadian Business Unit and the Remaining Canadian Assets, both as defined herein;

C.	Purchaser wishes to indirectly acquire the Western Canadian Business Unit on the terms described in the Plan of Arrangement;

D.
The Parties intend to carry out the transactions as contemplated herein to effect the indirect acquisition by Purchaser of the Western Canadian Business Unit by way of an arrangement under the provisions of the Business Corporations Act (Alberta), which will include, among other things, either (i) the amalgamation of Purchaser's wholly-owned subsidiary, AcquisitionCo, with Vendor's wholly-owned subsidiary, NumberCo or (ii) the acquisition by Purchaser of NumberCo, with in either case of (i) or (ii) NumberCo holding, as of the Effective Time, all assets comprising the Western Canadian Business Unit; and

E.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.
NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions
In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:
"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;
"Acquisition Proposal" means, (A) with respect to Vendor, any inquiry or the making of any proposal to Vendor or the Vendor Shareholders from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition of any of the shares of NumberCo or of any of the assets comprising the Western Canadian Business Unit (other than the sale of production in the ordinary course of business); (ii) an acquisition from Vendor or the Vendor Shareholders of 20% or more of the voting securities of Vendor; (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Vendor; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Vendor; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) to (iv) inclusive of part (A) of this definition which may occur, arise or be taken which relate to or are in respect of: (1) the North African Business Unit of Vendor, its assets or any Subsidiary of Vendor directly holding such assets (2) a transaction which would be completed after the Effective Date and which does not impede, interfere with, prevent or delay the transactions contemplated by this Agreement or (3) the shares of SubCo or the Remaining Canadian Assets, shall not in any event constitute an Acquisition Proposal; and (B) with respect to Purchaser, any inquiry or the making of any proposal to Purchaser or the Purchaser Shareholders from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Purchaser or the Purchaser Shareholders of 20% or more of the voting securities of Purchaser; (ii) an acquisition of 20% or more of Purchaser's assets (other than the sale of immaterial assets in the ordinary course of business); (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Purchaser; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Purchaser; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) of part (B) of this definition which may occur, arise or be taken which relate to Purchaser Excluded Assets with a net asset value equal to or less than $3 million shall not in any event constitute an Acquisition Proposal, except that (1) in the case of each of the foregoing in (A) and (B) above, for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities" and (2) in the case of (A) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "any of the assets comprising the Western Canadian Business Unit" shall be deemed to be a reference to "85% or more of the assets comprising the Western Canadian Business Unit" and in the case of

(B) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "20% or more of Purchaser's assets" shall be deemed to be a reference to "50% or more of Purchaser's assets";
"AcquisitionCo" means 1775412 Alberta Ltd., a wholly-owned subsidiary of Purchaser;
"Affiliate" has the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date hereof;
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;
"Alternative Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit B hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;
"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;
"Arrangement" means the arrangement pursuant to Section 193 of the ABCA as set forth in the Original Plan of Arrangement or, if applicable, the Alternative Plan of Arrangement;
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;
"Asset Purchase and Sale Agreement" means the asset purchase and sale agreement to be executed between Vendor and NumberCo, in the form attached hereto as Exhibit D, to effect, among other things, the transfer of the assets comprising the Western Canadian Business Unit from Vendor to NumberCo;
"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;
"Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;
"Cash Consideration" means, if the Alternative Plan of Arrangement is effected, $15.0 million in cash;
"Change of Control" means the occurrence of any of: (i) the purchase or acquisition of Vendor Shares and/or securities convertible into Vendor Shares or carrying the right to acquire Vendor Shares ("Convertible Securities") as a result of which a Person, a group of Persons or Persons acting jointly or in concert, or any associates or Affiliates of any such Person, group of Persons or any of such Persons acting jointly or in concert (collectively, the "Holders") beneficially own or exercise control or direction over Vendor Shares and/or Convertible Securities of the Vendor that, assuming the conversion of the Convertible Securities beneficially owned by the Holders thereof, would have the right to cast more than 50% of the votes attached to all Vendor Shares of Vendor; or (ii) approval by the Vendor Shareholders of (a) an amalgamation, arrangement, merger or other consolidation or combination of Vendor with another corporation or other entity pursuant to which the Vendor Shareholders immediately prior to such transaction own securities of the successor or continuing corporation or other entity following completion of such transaction that would entitle them to to cast less than 50% of the votes attaching to all of the common shares or other voting shares in the capital of the successor or continuing corporation or other entity; (b) a liquidation, dissolution or winding-up of the Vendor, or (c) the sale, lease or other disposition of all or substantially all of the assets of the Vendor; or (iii) the election at a meeting of the Vendor Shareholders of a number of directors of Vendor who were not included in the slate for election as directors proposed to the Vendor Shareholders or by the prior Vendor Board of Directors, and would represent a majority of the Vendor Board of Directors; or (iv) the appointment of a number of directors which would represent a majority of the Vendor Board of Directors and which were nominated by any holder of Vendor Shares acting jointly or in concert and not approved by the prior Vendor Board of Directors;
"Claim" means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, governmental investigation, inquiry or hearing, in each case, whether asserted, threatened, pending or existing;
"Confidentiality Agreement" means the confidentiality agreements dated February 6, 2013 and May 5, 2013 between Vendor and Purchaser;
"Court" means the Court of Queen's Bench of Alberta;
"Effective Date" means the date the Arrangement becomes effective under the ABCA;
"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;
"Election Date" means November 20, 2013;
"Election Notice" has the meaning ascribed thereto in Section 3.1;
"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;
"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"GAAP" has the meaning ascribed thereto in Section 2.7;
"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Information Circular" means the notice of the Vendor Meeting to be sent to Vendor Shareholders, and the information circular to be prepared in connection with the Vendor Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Vendor Meeting;
"Interim Order" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Vendor Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"ITA" means the Income Tax Act (Canada), including the regulations thereunder, each as amended;
"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Canadian Securities Laws, U.S. Securities Laws and Environmental Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX, TSXV and the NYSE, as applicable) as applicable to the Vendor or the Purchaser, respectively;
"Losses" means in respect of a Person and in relation to a matter, any and all losses, claims, costs, damages, expenses, charges, fines, penalties, assessments, awards, orders, settlements, judgments and other liabilities and obligations (whether under common law, in equity, under Applicable Laws or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; and whether based on fault, strict liability or otherwise) which such Person suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes reasonable costs of legal counsel (on a full indemnity basis) and other professional advisors and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained;
"Mailing Date" has the meaning ascribed thereto in Section 4.2(c);
"Material Adverse Change" or "Material Adverse Effect" means, (A) with respect to Purchaser, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of Purchaser and its Subsidiaries, taken as a whole, and (B) with respect to the Western Canadian Business Unit, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of NumberCo or the Western Canadian Business Unit, taken as a whole, other than in the case of (A) and (B) any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries; (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been disclosed in the Public Record or has been communicated in writing to the Other Party as of the date hereof in the Target Disclosure Letter or the Purchaser Disclosure Letter, as applicable; or (v) any changes arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the Other Party;
"Miscellaneous Interests" means, in respect of a particular Person, its entire right, title, estate and interest in and to all property, assets, interests and rights associated with, or used in connection with, the Petroleum and Natural Gas Rights or the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles), including but not limited to the following to the extent they relate to the Petroleum and Natural Gas Rights or the Tangibles:

(a)	contracts and agreements;

(b)	records, files, reports, data and information, including seismic and other geological and geophysical data, well files, lease files, agreement files and production records;

(c)	surface rights and interests; and

(d)	wells, including the wellbores thereof and the casing therein;
"Net Debt" means long-term debt plus current liabilities (exclusive of commodity contracts and flow-through share premiums) less current assets, all calculated in accordance with GAAP;
"North African Business Unit" means the petroleum and natural gas exploration, acquisition, development and production business of Vendor located and operating in North Africa;
"NumberCo" means 1771538 Alberta Ltd., a wholly-owned subsidiary of Vendor;
"NYSE" means the NYSE-MKT LLC;
"Oil and Gas Assets" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;
"Operating Statements" means, collectively, the (i) the operating statements for the Western Canadian Business Unit representing gross revenue, royalty expenses, production costs and operating income for the years ended December 31, 2011 (unaudited) and 2012 (audited), together with the notes thereto and the auditors' report thereon, if applicable; and (ii) the operating statements for the Western Canadian Business Unit representing gross revenue, royalty expenses, production costs and operating income at and for the three and nine months ended September 30, 2013 and 2012, together with the notes thereto;
"Original Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;
"Other Party" means with respect to Purchaser or AcquisitionCo, Vendor and, with respect to Vendor and NumberCo, Purchaser;
"Outside Date" has the meaning ascribed thereto in Section 3.9;
"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them, or where implied by the context, means the Purchaser Parties taken as a whole or the Vendor Parties taken as a whole, as the case may be;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
"Personnel Letter" has the meaning ascribed thereto in Section 4.6(a);
"Petroleum and Natural Gas Rights" means, in respect of a particular Person, its entire right, title, estate and interest in:

(a)	rights (including fee simple interests, leasehold interests and working interests) to drill for and produce, save and market Petroleum Substances from all lands located in Canada;

(b)
lessor royalties, overriding royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from lands located in Canada or to a payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(c)	rights to acquire any of the foregoing;
"Petroleum Substances" means all mines and minerals, including petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (including sulphur) produced in association with petroleum, natural gas or related hydrocarbons;
"Plan of Arrangement" means either the Original Plan of Arrangement or the Alternative Plan of Arrangement, as determined in accordance with Section 3.1 hereof;
"Prospective Contractor" means the consultants or contractors to Vendor who, as at the date of the Personnel Letter, provide consulting or contractor services solely to its Western Canadian Business Unit and who are listed in such letter;
"Prospective Employee" means the employees of Vendor who, as at the date of the Personnel Letter, provide employment services, directly or indirectly to its Western Canadian Business Unit and who are listed in such letter;
"Public Record" means all information filed by either Purchaser or Vendor, as the case may be, after December 31, 2012 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable Canadian Securities Laws;
"Purchase Price" has the meaning ascribed thereto in the Asset Purchase and Sale Agreement;
"Purchaser" means Marquee Energy Ltd., a corporation incorporated under the ABCA;
"Purchaser Balance Sheets" has the meaning ascribed thereto in Section 5.1(p)(i);
"Purchaser Board of Directors" means the board of directors of Purchaser as it may be comprised from time to time;
"Purchaser Credit Facilities" means the credit facilities described in the Purchaser Financial Statements;
"Purchaser Disclosure Letter" means the disclosure letter dated the date hereof delivered from Purchaser to Vendor;
"Purchaser Excluded Assets" means the assets offered for sale in Purchaser's 2013 marketing effort including the Petroleum and Natural Gas Rights described in the Purchaser Disclosure Letter and including all Tangibles and Miscellaneous Interests relating thereto;

"Purchaser Financial Statements" means, collectively, (i) the audited comparative financial statements of Purchaser as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors' report thereon and (ii) the unaudited condensed interim financial statements of Purchaser as at and for the three and six months ended June 30, 2013, together with the notes thereto;
"Purchaser Information" means the information relating to Purchaser Parties provided by Purchaser for inclusion or incorporation by reference in the Information Circular;
"Purchaser Material Agreements" means the credit agreement for the Purchaser Credit Facilities;
"Purchaser Parties" means Purchaser and AcquisitionCo;
"Purchaser Report" has the meaning ascribed thereto in Section 5.1(bb);
"Purchaser Rights" means the rights to acquire Purchaser Shares issued under the Purchaser's Stock Option Plan;
"Purchaser Shareholders" means the holders of Purchaser Shares;
"Purchaser Shares" means the common shares in the capital of Purchaser;
"Purchaser's Stock Option Plan" means the Stock Option Plan of Purchaser;
"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;
"Remaining Canadian Assets" means certain Western Canadian exploration acreage held, as of the date hereof, by SubCo, and which does not form part of the Western Canadian Business Unit being sold to Purchaser;
"Representatives" means the directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;
"SEC" means the United States Securities and Exchange Commission;
"Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;
"SubCo" means Technec Petroleum Ltd., a wholly-owned subsidiary of Vendor;
"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of a certain event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;
"Superior Proposal" has the meaning set forth in Section 4.4(b)(v)(A);
"Take or Pay Obligations" means obligations to sell or deliver Petroleum Substances or any of them, rights to which are granted, reserved or otherwise conferred pursuant to applicable title documents, without being entitled in due course to receive and retain full payment for such Petroleum Substances;

"Tangibles" means, in respect of a particular Person, its entire right, title, estate and interest in any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non‑fixed, real or personal, used or capable of use in exploiting the Petroleum and Natural Gas Rights, including:

(a)
systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

(b)	tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances;

(c)	all extensions, additions and accretions to any item described in paragraphs (a) and (b) of this definition;
"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;
"Tax Returns" shall mean all written and electronic reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;
"TSX" means the Toronto Stock Exchange;
"TSXV" means the TSX Venture Exchange;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended;
"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;
"Vendor" means Sonde Resources Corp., a corporation incorporated under the ABCA;
"Vendor Arrangement Resolution" means a special resolution in respect of the Arrangement to be considered at the Vendor Meeting;
"Vendor Board of Directors" means the board of directors of Vendor as it may be comprised from time to time;
"Vendor Credit Facilities" means the secured syndicated credit facility described in the Vendor Financial Statements;

"Vendor Director Nominees" means James H.T. Riddell, Dr. William J.F. Roach and Gregory G. Turnbull, or such other three individuals from the current Vendor Board of Directors selected by the Vendor and acceptable to the Purchaser, acting reasonably;
"Vendor Disclosure Letter" means the disclosure letter dated the date hereof delivered from Vendor to Purchaser;
"Vendor Financial Statements" means, collectively, (i) the audited comparative consolidated financial statements of Vendor as at and for the years ended December 31, 2011 and 2012, together with the notes thereto and the auditors' report thereon; and (ii) the unaudited comparative consolidated interim financial statements of Vendor as at and for the three and six months ended June 30, 2013 and 2012, together with the notes thereto;
"Vendor Information" means the information relating to the Vendor Parties included or incorporated by reference in the Information Circular;
"Vendor Material Agreements" means the credit agreement for the Vendor Credit Facilities;
"Vendor Meeting" means the special meeting of Vendor Shareholders to be held to consider the Vendor Arrangement Resolution, and related matters, and any adjournment(s) thereof;
"Vendor Parties" means Vendor and NumberCo;
"Vendor Severance Costs" means the costs Vendor would be obligated to pay (i) to employees of Vendor whose employment is terminated by Vendor as a result of the completion of the Arrangement, and (ii) to employees of Vendor pursuant to Vendor's 2013 retention bonuses;
"Vendor Shares" means common shares in the capital of Vendor;
"Vendor Shareholders" means holders of Vendor Shares;
"Vendor Support Agreements" means the support agreements substantially in the form set out in Exhibit C hereto to be entered into by the officers and directors of Vendor and all Vendor Shareholders that hold more than 10% of the Vendor Shares, which agreements provide that, among other things, such Vendor Shareholders will vote in favour of the Arrangement at the Vendor Meeting;
"Western Canadian Business Unit" means the Western Canadian oil and gas exploration, acquisition, development and production assets held directly by Vendor and located and operating in Western Canada, as listed in the Asset Purchase and Sale Agreement including the Petroleum and Natural Gas Rights described in the Asset Purchase and Sale Agreement and including all Tangibles and Miscellaneous Interests relating thereto;
"Western Canadian Assets Report" has the meaning ascribed thereto in Section 5.2(q); and
"Western Canadian Employees" means all employees of Vendor who work for the Western Canadian Business Unit as listed in the Vendor Disclosure Letter together with a summary of applicable wages, salaries, benefits and termination payments.

1.2	Interpretation Not Affected by Headings, etc.
The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the schedules attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.
Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5	Entire Agreement
This Agreement, the Confidentiality Agreement and the Vendor Support Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6	Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles for public enterprises as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing
Reference to disclosure in writing herein shall, in the case of disclosure to Purchaser, include only matters disclosed in this Agreement or in the Vendor Disclosure Letter, or in the case of disclosure to Vendor, include only matters disclosed in this Agreement or in the Purchaser Disclosure Letter.

1.9	Interpretation Not Affected by Party Drafting
The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Knowledge
Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Vendor or Purchaser, as applicable, it refers to the actual knowledge of the Chief Executive Officer and the Chief Financial Officer in respect of Purchaser, and the President and the Chief Operating Officer in respect of Vendor, after having made reasonable inquiry of those officers or senior employees having responsibility over the relevant subject matter, but does not include constructive knowledge.

1.11	Exhibits
The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

Exhibit A	- Original Plan of Arrangement

Exhibit B	- Alternative Plan of Arrangement

Exhibit C	- Form of Vendor Support Agreement

Exhibit D	- Asset Purchase and Sale Agreement
ARTICLE 2
THE ARRANGEMENT

2.1	Plan of Arrangement
The Parties agree to carry out the Arrangement in accordance with, and subject to, the terms and conditions of this Agreement and the Original Plan of Arrangement. However, on or prior to the Election Date, the Vendor may determine in its sole discretion that it is necessary or desirable to proceed with the Alternative Plan of Arrangement rather than the Original Plan of Arrangement. If the Vendor makes such determination, it shall advise the Purchaser Parties in writing of such determination (the "Election Notice"). If no Election Notice is provided to the Purchaser Parties by 11:59 p.m. (Calgary time) on the Election Date, then the Parties agree that the Original Plan of Arrangement shall be effected. The Parties agree to carry out the Arrangement in accordance with, and subject to, the terms and conditions of this Agreement and either the Original Plan of Arrangement or the Alternative Plan of Arrangement, as determined on the Election Date.

All references in this Agreement to the Plan of Arrangement shall refer to, and all references to the Arrangement shall include reference to, either the Original Plan of Arrangement or the Alternative Plan of Arrangement, whichever shall be effected in accordance with the terms of this Section 3.1.

2.2	Interim Order
The Interim Order shall provide, among other things:

(a)	that the securities of Vendor for which holders shall be entitled to vote on the Vendor Arrangement Resolution at the Vendor Meeting shall be the Vendor Shares;

(b)	that the Vendor Shareholders shall be entitled to vote on the Vendor Arrangement Resolution and be entitled to one vote for each Vendor Share held by such holder;

(c)	that the requisite majority for the approval of the Vendor Arrangement Resolution shall be two thirds of the votes cast by the Vendor Shareholders present in person or by proxy at the Vendor Meeting;

(d)	for the grant of rights of dissent to registered holders of Vendor Shares in respect of the Arrangement as set forth in the Plan of Arrangement; and

(e)	for the notice requirements with respect to the application to the Court for the Final Order.

2.3	Vendor Approval
Vendor represents and warrants to Purchaser that the Vendor Board of Directors:

(a)	has unanimously determined that:

(i)	the Arrangement is fair to the Vendor Shareholders;

(ii)	it will recommend that the Vendor Shareholders vote in favour of the Arrangement; and

(iii)	the Arrangement and entry into this Agreement are in the best interests of Vendor;

(b)
has received the verbal opinion from FirstEnergy Capital Corp., the financial advisor to Vendor, that the consideration to be received by the Vendor Shareholders and the Vendor, if applicable, pursuant to the Arrangement is fair, from a financial point of view, to the Vendor Shareholders and the Vendor, if applicable, and has received confirmation from such advisors that a written opinion to that effect will be delivered for inclusion in the Information Circular; and

(c)	has advised that they intend to vote all Vendor Shares held by them in favour of the Vendor Arrangement Resolution and will so represent in the Information Circular.

2.4	Purchaser Fairness Opinion
Purchaser represents and warrants to Vendor that the Purchaser Board of Directors has received the verbal opinion from National Bank Financial Inc., the financial advisor to Purchaser,

that the consideration to be offered by Purchaser in connection with the terms of the Arrangement, is fair, from a financial point of view, to the Purchaser Shareholders, and has received confirmation from such advisor that a written opinion to that effect will be delivered to the Purchaser Board of Directors.

2.5	Obligations of Vendor
Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Vendor shall take all action necessary in accordance with all Applicable Laws, to:

(a)
with assistance from Purchaser, make and diligently prosecute an application to the Court for the Interim Order in respect of the Arrangement, and in prosecuting such application, advise the Court that it is the Purchaser Parties' intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of Purchaser Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(b)
in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Vendor Meeting as promptly as practicable, and in any event not later than December 31, 2013, to vote upon the Arrangement and any other matters as may be properly brought before the Vendor Meeting;

(c)	solicit proxies of Vendor Shareholders in favour of the Arrangement; provided that Vendor may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(d)	execute, and cause NumberCo to execute, the Asset Purchase and Sale Agreement before the Effective Date;

(e)
transfer the assets comprising the Western Canadian Business Unit to NumberCo pursuant to the Asset Purchase and Sale Agreement on a date to be mutually agreed to by the Vendor and the Purchaser, each acting reasonably, provided such transfer of assets shall be effective prior to the Effective Time and shall also be subject to a period of adjustment date after the transfer, to be mutually agreed to by the Vendor and Purchaser, each acting reasonably;

(f)
subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable, with assistance from Purchaser, to submit the Arrangement to the Court and apply for the Final Order;

(g)	deliver the Articles of Arrangement to the Registrar upon satisfaction or waiver of the conditions set forth in Article 6;

(h)
do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein; and

(i)	cause NumberCo to take all steps to be taken by NumberCo to effect the Arrangement.

Vendor shall prepare and mail to the Vendor Shareholders the Information Circular. As of the date the Information Circular is first mailed to the Vendor Shareholders and the date of the Vendor Meeting, the Vendor Information in the Information Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all Applicable Laws. Vendor agrees to promptly correct any such information provided by it for use in the Information Circular which shall have become false or misleading at any time prior to the Vendor Meeting. Without limiting the generality of the foregoing, Vendor shall ensure that the Information Circular provides Vendor Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Vendor Meeting.

2.6	Obligations of Purchaser
Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Purchaser shall take all action necessary in accordance with all Applicable Laws, to:

(a)	reasonably cooperate with, assist and consent to Vendor making application to the Court for the Interim Order in respect of the Arrangement;

(b)
subject to obtaining the approvals contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to reasonably cooperate with, assist and consent to Vendor submitting the Arrangement to the Court and applying for the Final Order;

(c)	reasonably cooperate with, assist and consent to Vendor delivering the Articles of Arrangement to the Registrar upon satisfaction or waiver of the conditions set forth in Article 6;

(d)
do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein; and

(e)	cause AcquisitionCo to take all steps to be taken by AcquisitionCo to effect the Arrangement.
Purchaser shall use its reasonable commercial efforts to obtain and furnish to Vendor the Purchaser Information required on its behalf to be included in the Information Circular. Purchaser shall use its reasonable commercial efforts to prepare with Vendor the Information Circular. As of the date the Information Circular is first mailed to the Vendor Shareholders and the date of the Vendor Meeting, the Purchaser Information for use in the Information Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all Applicable Laws. Purchaser agrees to promptly correct any such information provided by it for use in the Information Circular which shall have become false or misleading at any time prior to the Vendor Meeting.

2.7	U.S. Securities Law Matters
The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued under the Arrangement will be issued by Purchaser and distributed by Vendor in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Parties' compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)
pursuant to Section 2.6(a) and (b), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of Purchaser Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)
prior to the issuance of the Interim Order, Vendor will file with the Court a copy of the proposed text of the Information Circular together with any other documents required by Applicable Laws in connection with the Vendor Meeting;

(d)
the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Purchaser Shares pursuant to the Arrangement;

(e)
Vendor will ensure that each Vendor Shareholder and other Person entitled to receive Purchaser Shares pursuant to the Arrangement will be given adequate and appropriate notice, as provided for in the Interim Order, advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)
all Persons entitled to receive Purchaser Shares pursuant to the Arrangement will be advised that Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser and distributed by Vendor in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

(g)
the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to all Persons entitled to receive Purchaser Shares pursuant to the Arrangement;

(h)
the Interim Order approving the Vendor Meeting will specify that each Person entitled to receive Purchaser Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)
Vendor shall promptly after the date of this Agreement and from time to time thereafter as requested by Purchaser or its Representatives, furnish Purchaser with a current list (and, if available, electronic files) of the Vendor Shareholders, including the names and addresses of all record holders and beneficial owners of Vendor Shares and lists of securities positions of Vendor Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Purchaser and its Representatives such additional information (including updates of the foregoing lists) and such assistance as Purchaser or its Representatives may reasonably request for the purpose of determining the residency within the United States of record holders and beneficial owners of Vendor Shares.

2.8	Conduct of Meeting
Subject to the terms of this Agreement and the Interim Order, Vendor agrees to convene and conduct the Vendor Meeting in accordance with its constating documents, Applicable Laws and the Interim Order, and Vendor agrees not to propose to adjourn or postpone the Vendor Meeting without the prior consent of Purchaser:

(a)	except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by Applicable Laws or by an order of a Governmental Entity;

(b)	except as required under Section 4.4(c) or Section 6.4(b); or

(c)	except for an adjournment for the purpose of attempting to obtain the requisite approval of the Vendor Arrangement Resolution.

2.9	Effective Date
The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about December 31, 2013 or as soon thereafter as reasonably practicable and in any event by January 10, 2014 (the "Outside Date").
ARTICLE 3
COVENANTS

3.1	Covenants of Purchaser Parties
From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Vendor (and such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Other than set out in the Purchaser Disclosure Letter, the business and affairs of the Purchaser Parties shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Purchaser shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)
Other than as set forth in the Purchaser Disclosure Letter, each of the Purchaser Parties shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares (iii) except for the issuance of Purchaser Shares on the exercise of outstanding warrants of the Purchaser, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or other securities of the Purchaser Parties, including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Purchaser Shares (other than an issuance on exercise of currently outstanding Purchaser Rights pursuant to the Purchaser's Stock Option Plan in a manner consistent with past practice); (iv) except for purchases under the normal course issuer bid program of the Purchaser, redeem, purchase or otherwise acquire any of its outstanding shares or other securities, subject to compliance with Ontario Securities Commission Rule 48-501; (v) split, combine, consolidate or reclassify the Purchaser Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Purchaser or AcquisitionCo; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Purchaser will not, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, having a net asset value in excess of $3 million individually or in the aggregate; (ii) expend or commit to expend amounts in respect of capital expenses in excess of $500,000 individually or in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Purchaser disclosed in writing to Vendor prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise combine Purchaser or its business with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $250,000 individually or in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $500,000 individually or in the aggregate; (vii) incur any indebtedness for borrowed money such that Purchaser's Net Debt exceeds $60 million at the Effective Date in the event the Original Plan of Arrangement is effected, or exceeds $75 million at the Effective Date if the Alternative Plan of Arrangement is effected; (viii) authorize, recommend or propose any release or relinquishment of any material contractual right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Purchaser Financial Statements or otherwise in the ordinary course of business; (xi) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
Purchaser shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies necessary to operate its Oil and Gas Assets not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)
Neither of the Purchaser Parties shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by Purchaser Parties in this Agreement untrue at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(f)
Purchaser shall promptly notify Vendor in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Purchaser threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of the Purchaser Parties, or of any change in any representation or warranty provided by Purchaser in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Purchaser shall in good faith discuss with Vendor any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Purchaser, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Vendor pursuant to this provision;

(g)
Purchaser shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Vendor on or prior to the Effective Date;

(h)
Purchaser shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Purchaser;

(i)
Purchaser will promptly provide to Vendor all information as may be reasonably requested by Vendor with respect to the Purchaser Parties for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(j)
Purchaser shall indemnify and save harmless Vendor and the directors and officers of Vendor, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Vendor or any director or officer of the Vendor, may be subject or which Vendor or any director or officer of the Vendor may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Purchaser Information;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Purchaser Information; and

(iii)	Purchaser not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;
except that Purchaser shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on information provided by Vendor including the Vendor Information included in the Information Circular, or the fraud or negligence of Vendor and this indemnity shall apply for a period of 9 months following the Effective Time;

(k)
Purchaser will furnish promptly to Vendor and Vendor's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Purchaser in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(l)
Purchaser will make or cause to be made all necessary filings and applications under Applicable Laws, required to be made on the part of the Purchaser Parties in connection with the transactions contemplated herein and shall take all reasonable action, necessary to be in compliance with such Applicable Laws;

(m)
Purchaser will use its reasonable commercial efforts to obtain approval for the conditional listing of the Purchaser Shares issuable pursuant to the Arrangement on the TSXV on or prior to the Effective Date;

(n)	each of the Purchaser Parties shall use its reasonable commercial efforts to give effect to the transactions contemplated by this Agreement and the Arrangement;

(o)	subject to the approval of the Vendor Arrangement Resolution at the Vendor Meeting, assist and cooperate in the preparation of the application for the Final Order;

(p)
immediately following the Effective Time, the Purchaser Board of Directors shall be comprised of: (i) four members from the current Purchaser Board of Directors, consisting of Richard Alexander, Glenn Carley, Dennis Feuchuk and Richard Thompson or such other four members from the current Purchaser Board of Directors selected by the Purchaser and acceptable to the Vendor, acting reasonably; and (ii) the Vendor Director Nominees;

(q)
in the event the Alternative Plan of Arrangement is elected, Purchaser and AcquisitionCo shall ensure that sufficient funds are available on the Effective Date to permit the payment of the Cash Consideration and neither will take any actions or engage in any transactions which would impair its capability from a financial point of view to make such payment; and

(r)
Purchaser shall cause AcquisitionCo to perform all of its obligations under this Agreement and the Plan of Arrangement and hereby unconditionally and irrevocably guarantees, covenants and agrees to be jointly and severally liable with AcquisitionCo for the due and punctual performance of each and every obligation of AcquisitionCo arising under this Agreement and the Arrangement, including, if the Alternative Plan of Arrangement is elected, the delivery at the Effective Time of the Cash Consideration.

3.2	Covenants of the Vendor Parties
From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Vendor shall ensure, and shall cause NumberCo to ensure, that the business of the Western Canadian Business Unit shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it or NumberCo is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve the Western Canadian Business Unit's business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to the Western Canadian Business Unit's assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)
Vendor will not, directly or indirectly, or permit NumberCo, directly or indirectly, to do any of the following: (i) sell, pledge, dispose of or encumber any assets comprising or related to the Western Canadian Business Unit, except for production in the ordinary course of business; (ii) expend or commit to expend amounts in respect of capital expenses related to the Western Canadian Business Unit in excess of $250,000 individually or $500,000 in the aggregate; (iii) expend or commit to expend any amounts with respect to any Vendor or NumberCo operating expenses relating to the Western Canadian Business Unit other than in the ordinary course of the business of the Western Canadian Business Unit or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise combine the Vendor or NumberCo with any other Person (other than AcquisitionCo), provided that subject to Section 3.4 and Section 6.1, Vendor may authorize, enter into or propose to enter into a contract, agreement, commitment or arrangement to reorganize, amalgamate, merge or otherwise combine Vendor with another Person, so long as such transaction would be completed after the Effective Time and such transaction does not impede, interfere with, prevent or delay the transaction contemplated by this Agreement; (v) in the case of NumberCo, conduct any business other than directly related to the acquisition and operation of the Western Canadian Business Unit and cause NumberCo to enter into such agreements as are in the ordinary course of business for the Western Canadian Business Unit prior to the date hereof; (vi) authorize, recommend or propose any release or relinquishment of any material contractual right of Vendor or NumberCo that relates to the Western Canadian Business Unit; (vii) waive, release, grant or transfer any material rights of value of Vendor or NumberCo that relate to the Western Canadian Business Unit or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document of Vendor or NumberCo that relates to the Western Canadian Business Unit; (viii) execute or file any election under the ITA or any other tax legislation, except as expressly contemplated herein or in the Asset Purchase and Sale Agreement and except as consented to, in writing, by the Purchaser; (ix) pay, discharge or satisfy any material claims, liabilities or obligations that relate to the Western Canadian Business Unit other than as reflected or reserved against in the Vendor Financial Statements or otherwise in the ordinary course of conduct of the Western Canadian Business Unit; (x) enter into any agreements for the sale of production of the Western Canadian Business Unit having a term of more than thirty (30) days; (xi) enter into any material consulting or contract operating agreement providing services to Vendor or NumberCo for the Western Canadian Business Unit that cannot be terminated on thirty (30) days or less notice without penalty; or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(c)
Vendor shall use its reasonable commercial efforts to cause the mailing of the Information Circular to the Vendor Shareholders to occur as soon as reasonably practicable following the date hereof and in any event by December 3, 2013 (the "Mailing Date");

(d)
Vendor shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies necessary to operate the Oil and Gas Assets of the Western Canadian Business Unit not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)
Neither of the Vendor Parties shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by Vendor Parties in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(f)
Vendor shall promptly notify Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Vendor threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities of Vendor that relate to the Western Canadian Business Unit or ability to complete the transactions contemplated in this Agreement, whether contractual or otherwise, or of any change in any representation or warranty provided by Vendor affecting the business of the Western Canadian Business Unit in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Vendor shall in good faith discuss with Purchaser any changes in circumstances (actual, anticipated, contemplated or to the knowledge of Vendor threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Purchaser pursuant to this provision;

(g)
Vendor shall use its reasonable commercial efforts to obtain the consent of its bankers (if required), any other third party consents for the transactions contemplated hereby (including for greater certainty, any third party consents required in respect of the North African

Business Unit that are required to complete the transactions contemplated hereby) and provide the same to Purchaser on or prior to the Effective Date;

(h)
Vendor shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Vendor;

(i)
Vendor will ensure that the Information Circular provides Vendor Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and shall include without limitation: (i) disclosure of the unanimous determination of the Vendor Board of Directors that the Arrangement is in the best interests of Vendor and is fair to Vendor Shareholders; (ii) the unanimous recommendation of the Vendor Board of Directors that the Vendor Shareholders vote in favour of the Vendor Arrangement Resolution; and (iii) the fairness opinion of Vendor's financial advisor to the effect that the consideration to be received by the Vendor Shareholders under the Arrangement is fair, from a financial point of view, to Vendor Shareholders;

(j)
Vendor shall indemnify and save harmless Purchaser and the directors and officers of Purchaser from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, or any director or officer of Vendor, may be subject or which Purchaser, or any director or officer of Vendor may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Vendor Information;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Vendor Information; and

(iii)	Vendor not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;
except that Vendor shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Purchaser Information included in the Information Circular or the fraud or negligence of Purchaser; and that this indemnity shall apply for a period of 9 months following the Effective Time.

(k)
Vendor will furnish promptly to Purchaser and Purchaser's counsel, a copy of each material notice, report, schedule or other document delivered, filed or received by Vendor in connection with: (i) the Arrangement; (ii) the Vendor Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(l)	At least five Business Days prior to the Closing Date (as defined in the Asset Purchase and Sale Agreement), Vendor will furnish to Purchaser for its review all material documents in connection with the conveyance of assets comprising the Western Canadian Business Unit pursuant to the Asset Purchase and Sale Agreement;

(m)
Vendor will make or cause to be made all necessary filings and applications under Applicable Laws, required to be made on the part of the Vendor Parties in connection with the transactions contemplated herein and shall take all reasonable actions necessary to be in compliance with such Applicable Laws;

(n)
Vendor shall as soon as practicable and in any event within 24 hours advise Purchaser of the number of Vendor Shares for which Vendor receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(o)	each of the Vendor Parties shall use its reasonable commercial efforts to give effect to the transactions contemplated by this Agreement and the Arrangement;

(p)
Vendor will, in a timely and expeditious manner, prepare (in consultation with Purchaser) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Vendor Meeting and mail the same in accordance with all Applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(q)
except for individual proxies and other non‑substantive communications, furnish promptly to Purchaser a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by Vendor in connection with the Vendor Meeting, any filings under Applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated herein;

(r)	prior to the Effective Date, Vendor will cooperate with Purchaser, as requested by Purchaser, in making application to list the Purchaser Shares issuable pursuant to the Arrangement on the TSXV; and

(s)
Vendor shall cause NumberCo to perform all of its obligations under this Agreement and the Plan of Arrangement and hereby unconditionally and irrevocably guarantees, covenants and agrees to be liable for the due and punctual performance of each and every obligation of NumberCo arising under this Agreement and the Arrangement.

Vendor confirms it has no intention of consummating any transaction or action which would result in SubCo being amalgamated with, dissolved or wound-up into, Vendor or which would result in the Remaining Canadian Assets being acquired by Vendor, or otherwise constituting the property of Vendor (a "Subco Asset Transaction").  From the date hereof until the date that is the first anniversary of the Effective Date, Vendor will not, directly or indirectly, or permit SubCo to, directly or indirectly, consummate any Subco Asset Transaction, provided that this covenant shall not apply to a Subco Asset Transaction undertaken in contemplation of, or following, an actual or pending Change of Control of Vendor.

3.3	Mutual Covenants Regarding the Arrangement
From the date hereof until the Effective Date, each of the Parties will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)
to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c)
to effect all necessary registrations and filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement, and each of Purchaser and Vendor will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 4.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and Vendor, subject in all cases to the Confidentiality Agreement.

3.4	Mutual Covenants Regarding Non-Solicitation

(a)
Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal in respect of such Party, shall immediately discontinue access to any virtual or physical data room and shall immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and shall use all commercial efforts to ensure that such requests are honoured.

(b)	Neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder in connection with an Acquisition Proposal; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;
provided, however, that notwithstanding any other provision hereof:

(v)
each Party and its officers, directors and advisers may enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith: (1) did not result from a breach of this Agreement or any other agreement between the third party making such Acquisition Proposal and the Party subject to the Acquisition Proposal; (2) complies with all Applicable Laws; (3) in respect of which any financing, funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated to the satisfaction of the board of directors of the Party subject to the Acquisition Proposal (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (4) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for the Party's shareholders compared to the transaction contemplated by this Agreement; (5) after consultation with its financial advisor(s) and outside legal counsel, is reasonably likely to be consummated without undue delay within the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (6) after receiving the advice of outside legal counsel, as reflected in minutes of a meeting of the board of directors of the Party subject to the Acquisition Proposal, that the taking of such action is necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties under applicable Laws (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party shall: (1) provide prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the Acquisition Proposal and the confidentiality and standstill agreement referenced above and, if not previously provided to such Other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party; (2) notify the Other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the

Person making it, and if not previously provided to the Other Party, copies of all information provided to the third party), within 24 hours of the receipt thereof; and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's reasonable questions with respect thereto;

(vi)
each Party and its officers and directors may comply with Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
each Party and its officers and directors may accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation: (i) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 4.4(c) and after receiving the advice of outside counsel as reflected in minutes of a meeting of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under Applicable Laws; (ii) such Party complies with its obligations set forth in Section 4.4(c); and (iii) such Party terminates this Agreement in accordance with Section 9.1(e), and concurrently therewith pays the amount required by Section 7.1 or 7.2, as applicable, to the Other Party,

(c)
Following receipt of a Superior Proposal, the Party subject to such Superior Proposal shall give the Other Party, orally and in writing, at least three Business Days advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such three Business Day period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period the Party subject to such Superior Proposal shall, and shall cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend this Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the

Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.
In the event that the Purchaser provides the notice contemplated by this Section 4.4(c) on a date which is less than three Business Days prior to the Vendor Meeting, the Vendor shall be entitled to adjourn or postpone its shareholders' meeting to a date that is not more than ten Business Days after the date of such notice.

(d)
Nothing contained in this Agreement shall prohibit the Vendor Board of Directors from withdrawing, modifying, qualifying or changing its recommendation to Vendor Shareholders in respect of the transactions contemplated hereby prior to the receipt of the requisite approval by the Vendor Shareholders, if the Vendor Board of Directors determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the Vendor Board of Directors to act in a manner consistent with its fiduciary duties under Applicable Laws; provided that: (a) where such withdrawal, modification, qualification or change of recommendation relates to an Acquisition Proposal, not less than three Business Days before the Vendor Board of Directors considers any Acquisition Proposal in respect of any such withdrawal, modification, qualification or change, Vendor Board of Directors shall give Purchaser written notice of such proposal and promptly advise Purchaser of the proposed consideration of such proposal; and (b) the foregoing shall not relieve Vendor from its obligation to proceed to call and hold the Vendor Meeting and conduct the vote on the Vendor Arrangement Resolution, (provided that, except as required under Applicable Laws, Vendor shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement has been terminated by Purchaser in accordance with the terms hereof. For greater certainty, any such decision by the Vendor Board of Directors shall constitute a Purchaser Damages Event under Section 6.1 and shall not prevent Purchaser from exercising its rights under Section 9.1(c).

(e)
Each Party shall ensure that its Representatives are aware of the provisions of this Section 4.4 applicable to such Party. Each Party shall be responsible for any breach of this Section 4.4 by such Party's Representatives.

3.5	Provision of Information; Access
From and after the date hereof until the Effective Time or termination of this Agreement, Vendor shall, subject to all Applicable Laws, provide Purchaser and its representatives reasonable access, during normal business hours, to its premises (including field offices and sites), books, contracts, records, properties, employees and management personnel of the Western Canadian Business Unit and shall furnish to Purchaser all information concerning the business, properties and personnel of the Western Canadian Business Unit as Purchaser may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the business and operations of the Western Canadian Business Unit with Purchaser immediately upon but not prior to the Effective Date.

3.6	Offers of Employment

(a)
By letter from Vendor to Purchaser on or before November 18, 2013, as may be amended from time to time in writing by Vendor, (the "Personnel Letter"), Vendor will set out in all material respects the terms and conditions of employment (including, but not limited to, salary or hourly rate, as applicable, vacation entitlement and benefits) of Prospective Employees, along with all material terms and conditions for the provision of services by the Prospective Contractors. Vendor agrees that it will not alter or amend any of the terms and conditions of employment (or contractual terms) set out in the Personnel Letter between the time of execution of this Agreement and the Effective Date, except with the written consent of Purchaser, such consent not to be unreasonably withheld.

(b)
The Purchaser shall be entitled to evaluate the Prospective Employees and the Prospective Contractors, and select those Prospective Employees or Prospective Contractors to whom Purchaser desires to make offers. The Purchaser may, after providing Vendor with not less than three (3) Business Days advance written notice, interview, at reasonable times, such of the Prospective Employees or Prospective Contractors as it desires, subject to any Prospective Employee's continued employment with Vendor at that time.

(c)
On or before the close of business on November 25, 2013, Purchaser shall advise Vendor in writing whether it or AcquisitionCo desires to make offers of employment to any of the Prospective Employees and Purchaser shall provide Vendor with a list in writing of the selected Prospective Employees (the "Selected Employees"). The Purchaser shall not have any obligation (including for greater certainty any termination payment) to those Prospective Employees or Prospective Contractors who do not receive or accept offers of employment (or offers to provide contractual services, as applicable) from Purchaser.

(d)
On or before the close of business on December 1, 2013, Purchaser shall make written offers of employment to the Selected Employees and the offer of employment (or terms of a contract relationship) will be subject to and conditional on the closing of the Arrangement.

(e)
On or before the close of business on December 1, 2013, Purchaser shall advise Vendor in writing whether it desires to make offers to any of the Prospective Contractors and Purchaser shall provide Vendor with a list, in writing of the selected Prospective Contractors to which Purchaser may wish to make an offer. Such offer shall be on such terms and conditions as Purchaser, in its sole discretion, shall determine, provided that such offer shall be subject to and conditional on the closing of the Arrangement.

(f)
Other than as permitted under this Section 4.6, Purchaser shall not interview, contact, communicate or discuss with any other Person the terms and conditions of any Prospective Employee's employment with Vendor.

(g)
If the Arrangement closes and subject to compliance with applicable privacy legislation, Vendor shall provide Purchaser with such personnel information in Vendor's possession with respect to the Selected Employees that accepted offers of employment with Purchaser as Purchaser may reasonably require.

(h)
For greater certainty, Vendor shall remain liable for all obligations owing as at the date hereof to the Prospective Employees and the Prospective Contractors and the obligations of Purchaser shall be limited to those obligations set out in the respective offers of employment or contractual arrangements as specifically offered by Purchaser and agreed to by the Selected Employees that accepted offers of employment with Purchaser, on and after the Effective Time.

(i)
The Parties agree that the Purchaser will reimburse Vendor for Vendor Severance Costs up to $1.5 million immediately prior to the Effective Time, provided that Vendor uses reasonable commercial efforts to secure releases, in form and substance satisfactory to Purchaser, acting reasonably, in favour of Vendor, Purchaser and NumberCo from all individuals receiving any portion of the Vendor Severance Costs. Vendor shall remain liable for any and all portions of Vendor Severance Costs that exceed $1.5 million.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Purchaser Parties
Each of the Purchaser Parties, as applicable, hereby make the representations and warranties set forth in this Section 5.1 to and in favour of the Vendor Parties and each acknowledges that the Vendor Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Organization and Qualification. Each of the Purchaser Parties is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Purchaser Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Purchaser. Copies of the constating documents of the Purchaser Parties (including the Purchaser Material Agreements) provided to Vendor, together with all amendments to date, are accurate and complete as of the date hereof in all material respects and have not been amended or superseded.

(b)
Authority Relative to this Agreement. Each of the Purchaser Parties has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of the Purchaser Parties of the Arrangement has been duly authorized by the Purchaser Board of Directors and the board of directors of AcquisitionCo, as applicable, and no other corporate proceedings on the part of the Purchaser Parties are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of the Purchaser Parties and constitutes a legal, valid and binding obligation of each of the Purchaser Parties enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Purchaser has no Subsidiaries other than AcquisitionCo.

(d)
Ownership of Subsidiaries. As of the date hereof, Purchaser is the beneficial, direct or indirect, owner of all of the outstanding shares of AcquisitionCo with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Purchaser Credit Facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AcquisitionCo of any securities of AcquisitionCo or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of AcquisitionCo. All outstanding securities of AcquisitionCo have been duly authorized and validly issued, are fully paid and non- assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violations. Except as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by the Purchaser Parties nor the consummation of the Arrangement nor compliance by the Purchaser Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right of privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of the Purchaser Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) except as disclosed in the Purchaser Disclosure Letter, the Purchaser Material Agreements; (2) the articles, by-laws, shareholder agreements to which the Purchaser is a party or other constating documents of the Purchaser Parties; or (3) except as disclosed in the Purchaser Disclosure Letter, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which either of the Purchaser Parties is a party or to which either of them, or any of their respective properties or assets, may be subject or by which either of the Purchaser Parties is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which, if not given or received, would not have any Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Purchaser; and

(ii)
other than as disclosed in the Purchaser Disclosure Letter, and except for the requisite approvals of the Court and the TSXV, (A) there is no legal impediment to the Purchaser Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority, including any Governmental Entity, is required of or by the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Purchaser, or significantly impede the ability of Purchaser to consummate the Arrangement.

(f)
Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Entity, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, "proceedings") against or involving Purchaser, or in respect of the businesses, properties or assets of Purchaser (whether in progress or, to the knowledge of Purchaser, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Purchaser or significantly impede the completion of the transactions contemplated by this Agreement and, to the knowledge of Purchaser, no event has occurred which would reasonably be expected to give rise to any proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against Purchaser in respect of its business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Purchaser or significantly impede the completion of the transactions contemplated by this Agreement.

(g)	Taxes, etc.

(i)
All Tax Returns required to be filed by or on behalf of Purchaser have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by Purchaser with respect to items or periods covered by such Tax Returns;

(ii)
Purchaser has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Entity;

(iii)
For the two year period ended on and before December 31, 2012, Vendor has been or will be furnished by Purchaser true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Purchaser or on behalf of Purchaser relating to the Taxes; (B) any material federal, provincial, state, local or foreign income or franchise tax returns for Purchaser dating back to the 2008 taxation year; and (C) all material written communications to or from any Governmental Entity relating to the Taxes of Purchaser over such period;

(iv)	Purchaser is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Purchaser, has such an event been asserted or threatened against Purchaser or any of its assets that would have a Material Adverse Effect on Purchaser. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Purchaser; there are no matters relating to Taxes under discussion between Purchaser, on the one hand, and any Governmental Entity, on the other hand.

(v)
Purchaser has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, except, in respect of all of the foregoing, where such would not have a Material Adverse Effect on Purchaser;

(vi)
There are no Tax liens or security interests on any of the assets of Purchaser that arose in connection with the failure, or alleged failure, to pay any Taxes, except, in respect of all of the foregoing, where such would not have a Material Adverse Effect on Purchaser;

(vii)
Purchaser: (i) does not have any liability for the Taxes of any other Person, (ii) has not ever filed, or has ever been required to file, a consolidated, combined or unitary Tax Return with any other entity, (iii) is not a party to, or does not have any obligation under, any Tax sharing agreement or arrangement with respect to Taxes, and (iv) does not have any liability for the Taxes of any Person as a transferee, successor or agent, by contract or otherwise; and

(viii)	The aggregate tax attributes of Purchaser as of the date hereof are not lower than as set forth in the Purchaser Disclosure Letter in all material respects.

(h)
Reporting Issuer Status. Purchaser is a reporting issuer (where such concept exists) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick and is in material compliance with all applicable Canadian Securities Laws therein and the Purchaser Shares are listed and posted for trading on the TSXV and Purchaser is in material compliance with the rules of the TSXV.

(i)	U.S. Securities Law Matters. As of the date of this Agreement the Purchaser Shares are not a class of securities registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act

(j)
Capitalization. As of the date hereof, the authorized capital of Purchaser consists of an unlimited number of Purchaser Shares. As of the date hereof, there were issued and outstanding 54,646,156 Purchaser Shares. Except as disclosed in the Purchaser Disclosure Letter, other than an aggregate of 3,475,038 options to purchase Purchaser Shares under the Purchaser's Stock Option Plan and 1,679,835 warrants to purchase Purchaser Shares, having such terms and conditions set forth in the Purchaser Financial Statements, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser

Shares). All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and (i) all Purchaser Shares issuable pursuant to the Purchaser's Stock Option Plan in accordance with their respective terms; and (ii) all Purchaser Shares to be issued pursuant to the Arrangement will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(k)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Purchaser Shares or any other securities of Purchaser has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(l)
Material Agreements. There are no contracts or agreements material to the conduct of the Purchaser Parties' affairs or business except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business. Each of such contracts and agreements to which either of the Purchaser Parties is a party or by which any one of them is bound constitutes a legally valid and binding agreement of the Purchaser Parties, as applicable, enforceable in accordance with their respective terms and, to the knowledge of each of the Purchaser Parties, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such contract or agreement which is material to the business of Purchaser and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to be material to the business of Purchaser.

(m)
Filings. Purchaser has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Purchaser will deliver to Vendor, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Purchaser with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Vendor, as to which Purchaser makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(n)
No Material Adverse Change. Since December 31, 2012, other than as disclosed in the Public Record: (i) Purchaser has conducted its businesses only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Purchaser, has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of Purchaser.

(o)
Books and Records. The financial books, records and accounts of Purchaser, in all material respects, (i) have been maintained in accordance with good business practice, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Purchaser; and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements. The corporate records and minute books of Purchaser have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Vendor.

(p)
Reports. As of their respective dates: (i) the Purchaser Financial Statements; (ii) Purchaser's Annual Information Form dated March 21, 2013 (including all documents incorporated by reference therein); (iii) all Purchaser press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since December 31, 2010; and (iv) all prospectuses or other offering documents used by Purchaser in the offering of its securities or filed with the Securities Authorities since December 31, 2010, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Purchaser Financial Statements and other financial statements of Purchaser included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Purchaser's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, statement of loss and comprehensive loss, statements of changes in shareholders' equity and cash flows of Purchaser on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Purchaser. There has been no material change in Purchaser accounting policies, except as described in the notes to the Purchaser Financial Statements, since December 31, 2010.

(q)
Auditors. There has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with Purchaser's auditors.

(r)	Absence of Undisclosed Liabilities. The Purchaser has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Purchaser Financial Statements (the "Purchaser Balance Sheets");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Purchaser Balance Sheets under GAAP;

(iii)	those incurred in the ordinary course of business since the dates of the Purchaser Balance Sheets and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement or the implementation of the Arrangement.

(s)	Environmental:

(i)	Purchaser is not in material violation of any applicable Environmental Laws;

(ii)
Purchaser has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws in all material respects;

(iii)
there have been no material spills, releases, deposits or discharges of Hazardous Substances into the earth, air or body of water by Purchaser, or on any location which is owned, leased or otherwise operated by Purchaser, that have not been subject to remediation;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Purchaser which Purchaser has notice;

(v)	Purchaser has not failed to report to the proper Governmental Agency the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)
Purchaser holds all environmental approvals required in connection with the operation of its business and the ownership and use of such assets, all environmental approvals are in full force and effect, and Purchaser has not received any notification pursuant to any Environmental Laws that any material work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or environmental approvals, or that any environmental approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)
there are no pending or, to the knowledge of Purchaser, threatened claims, liens or encumbrances resulting from Environmental Laws with respect to any of the properties of Purchaser currently or formerly owned, leased, operated or otherwise used; and Purchaser has not assumed or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

(t)
Title. Although it does not warrant title, Purchaser has no knowledge or is not aware of any defects, failures or impairments in the title of Purchaser to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have: (i) a Material Adverse Effect on the Purchaser; (ii) a material reduction of the quantity and pre-tax present worth values of such assets; (iii) a material reduction of the current production volumes of Purchaser; or (iv) a material reduction of the current cash flow of Purchaser.

(u)
Licences. Purchaser has obtained and is in material compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as it is now being or is proposed to be conducted.

(v)	Compliance with Laws. The Purchaser has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Purchaser or on the ability of Purchaser to consummate the Arrangement.

(w)
Long Term and Derivative Transactions. Except as disclosed in the Public Record, Purchaser does not have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(x)
Insurance. Policies of insurance are in force as of the date hereof naming Purchaser as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Purchaser operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)
Indebtedness to and by Officers, Directors and Others. Neither of the Purchaser Parties is indebted to any of its respective directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Purchaser, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to either of the Purchaser Parties.

(z)
No Limitation. There is no non-competition, exclusivity, area of mutual interest, area of exclusion or other similar agreement, commitment or understanding in place to which Purchaser is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Purchaser in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Purchaser from engaging in this business or from competing with any Person or in any geographic area.

(aa)
Guarantees and Indemnification. Other than as disclosed in the Public Record, Purchaser is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Purchaser or Applicable Laws and other than standard indemnity agreements in underwriting, agency agreements and various trust indentures and similar agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person.

(bb)
Information to Independent Engineer. Purchaser has no reason to believe that the report prepared by Sproule Associates Limited dated March 21, 2013 and effective as at December 31, 2012, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Purchaser as of December 31, 2012 (the "Purchaser Report") was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Purchaser has no knowledge of a material change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Purchaser has provided to Sproule Associates Limited all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal Oil and Gas Assets of Purchaser as at the effective date of such report, and, in particular, all material information respecting the interests of Purchaser interests in its principal Oil and Gas Assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material change in any of the material information so provided since the date thereof.

(cc)
No Insider Rights. No director, officer, insider or other party not at arm's length to Purchaser has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Purchaser.

(dd)
Disclosure. To the knowledge of Purchaser, Purchaser has not withheld from Vendor any material information or documents concerning Purchaser or its assets or liabilities, including all those related to its Oil and Gas Assets, during the course of Vendor's review of Purchaser and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Vendor by Purchaser pursuant hereto (including, without limitation, any matter disclosed by Purchaser in the Purchaser Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(ee)	No Defaults under Leases and Agreements.

(i)
The Purchaser has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Purchaser's Oil and Gas Assets to which Purchaser is a party or by or to which Purchaser or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Purchaser; and

(ii)	to its knowledge:

(A)	Purchaser is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its Oil and Gas Assets to which it is a party or by or to which it or such assets are bound or subject and, to its knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Purchaser.

(ff)
No Encumbrances. Purchaser has not encumbered or alienated its interest in the Purchaser's Oil and Gas Assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Purchaser Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder, encumbrances disclosed in the Public Record or any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan), or those arising in the ordinary course of business, which are not material in the aggregate.

(gg)
No Reduction of Interests. Except as is reflected in the Purchaser Report, none of the Purchaser's Oil and Gas Assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Purchaser except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Purchaser.

(hh)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Purchaser's Oil and Gas Assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Purchaser.

(ii)	Production Allowables and Production Penalties.

(i)
None of the wells in which Purchaser holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Entity and Purchaser does not have any knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Entity that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Purchaser.

(ii)
The Purchaser has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, and overproduction penalties imposed by the Alberta Energy Regulator, or any predecessor or successor thereto, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Purchaser.

(jj)	Operation and Condition of Wells. All wells in which Purchaser holds an interest:

(i)
for which Purchaser was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)
for which Purchaser was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate have a Material Adverse Effect on Purchaser.

(kk)	Operation and Condition of Tangibles. The Purchaser's tangible depreciable property used or intended for use in connection with its Oil and Gas Assets:

(i)
for which Purchaser was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Purchaser was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Purchaser was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Purchaser was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate have a Material Adverse Effect on Purchaser.

(ll)
Consents. Except as set forth in the Purchaser Disclosure Letter, there are no consents required by the Purchaser Parties from any third parties (including lenders, joint venture partners or production sharing contract counter-parties) to consummate the Arrangement.

(mm)
Brokers and Finders. The Purchaser has not retained nor will it retain any financial advisor, broker, agent or finder, or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except pursuant to agreements which have been provided to Vendor).

(nn)
Outstanding Acquisitions. As at the date hereof, the Purchaser has no obligations to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $250,000 individually or $250,000 in the aggregate.

(oo)	Off-Balance Sheet Arrangements. Purchaser does not have any "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

(pp)	Employment Agreements. The transactions contemplated by this Agreement will not trigger any change of control payments or obligations under any employment contracts of any of Purchaser's employees.

(qq)
Sufficient Funds. The Purchaser Parties have sufficient funds or committed financing available to effect the consummation of the Arrangement on the terms set forth in this Agreement and in the Plan of Arrangement.

4.2	Representations and Warranties of Vendor Parties
Each of the Vendor Parties, as applicable, hereby makes the representations and warranties set forth in this Section 5.2 to and in favour of the Purchaser Parties and each acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement. Representations and warranties made by the Vendor in this Section 4.2 with respect to the Western Canadian Business Unit shall be deemed to be made by Vendor and NumberCo, mutatis mutandis, from and after the time such assets are conveyed by Vendor to NumberCo pursuant to the Asset Purchase and Sale Agreement.

(a)
Organization and Qualification. Each of the Vendor Parties is a corporation duly incorporated or amalgamated and validly existing under the Laws of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Vendor Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Vendor. Copies of the constating documents of the Vendor Parties (including the Vendor Material Agreements) provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof in all material respects and have not been amended or superseded.

(b)
Authority Relative to this Agreement. Each of the Vendor Parties has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of the Vendor Parties of the Arrangement has been duly authorized by the Vendor Board of Directors and the board of directors of NumberCo, as applicable, and, subject to the requisite approval of the Vendor Shareholders, no other corporate proceedings on the part of the Vendor Parties are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of the Vendor Parties and constitutes a legal, valid and binding obligation of each Vendor Party enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Subsidiaries. Other than NumberCo, Vendor has no Subsidiaries in relation to the business, operation or financial condition of the Western Canadian Business Unit. Vendor's only Subsidiary with petroleum or natural gas assets in Western Canada, or land or property related thereto, is SubCo, which owns the Remaining Canadian Assets.

(d)
Ownership of Subsidiaries. As of the date hereof, Vendor is the beneficial, direct or indirect, owner of all of the outstanding shares of NumberCo and SubCo with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Vendor Credit Facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by NumberCo of any securities of NumberCo or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of NumberCo. All outstanding securities of NumberCo have been duly authorized and validly issued, are fully paid and non- assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)
Reporting Issuer Status. Vendor is a reporting issuer (where such concept exists) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland and is in material compliance with all applicable Canadian Securities Laws therein and U.S. Securities Laws. Vendor is in material compliance with the rules of the TSX and NYSE.

(f)	No Violations. Except as contemplated by this Agreement:

(i)
other than as disclosed in the Vendor Disclosure Letter, neither the execution and delivery of this Agreement by the Vendor Parties nor the consummation of the Arrangement nor compliance by the Vendor Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right of privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of the Vendor Parties relating to or involving the Western Canadian Business Unit or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of the Vendor Parties, or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which either Vendor Party is a party or to which any of its properties or assets relating to the Western Canadian Business Unit, may be subject; or (B) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Vendor and any of its properties or assets relating to or involving the Western Canadian Business Unit (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Western Canadian Business Unit, or significantly impede the ability of Vendor to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Western Canadian Business Unit; and

(ii)
other than as disclosed in the Vendor Disclosure Letter, and except for the requisite approval of the Court, the TSX, NYSE and the Vendor Shareholders, (A) there is no legal impediment to the Vendor Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority, including any Governmental Entity, is required of or by the Vendor Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede the ability of the Vendor Parties to consummate the Arrangement..

(g)
Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Entity, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, "proceedings") in respect of the businesses, properties or assets of the Western Canadian Business Unit (whether in progress or, to the knowledge of Vendor Parties, threatened) and, to the knowledge of Vendor Parties, no event has occurred which would reasonably be expected to give rise to any proceeding. (i) There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against: (i) the Western Canadian Business Unit; or (ii) Vendor Parties in respect of their respective businesses, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on the Western Canadian Business Unit or significantly impede the completion of the transactions contemplated by this Agreement.

(h)
Capitalization. As of the date hereof, the authorized capital of Vendor consists of an unlimited number of Vendor Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there were issued and outstanding 62,301,446 Vendor Shares and nil preferred shares. Other than: an aggregate of 4,609,200 options to purchase Vendor Shares under the Vendors' Stock Option Plan, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Vendor of any securities of Vendor (including Vendor Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Vendors (including Vendor Shares).

(i)
Material Agreements. There are no contracts or agreements material to the conduct of the Western Canadian Business Unit's affairs or business except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business. Each of such contracts and agreements to which either of the Vendor Parties is a party or by which any one of them is bound constitutes a legally valid and binding agreement of the Vendor Parties, as applicable, enforceable in accordance with their respective terms and, to the knowledge of each of the Vendor Parties, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such contract or agreement which is material to the Western Canadian Business Unit and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to be material to the Western Canadian Business Unit.

(j)
Filings. Vendor has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Vendor will deliver to Purchaser, as soon as they become available, true and complete copies of any material reports or statements which relate to the Western Canadian Business Unit and are required to be filed by Vendor with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Purchaser, as to which Vendor makes no representation) will not contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(k)
No Material Adverse Change. Since December 31, 2012, other than as disclosed in the Public Record: (i) Vendor has conducted the business of the Western Canadian Business Unit only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Western Canadian Business Unit has been incurred by Vendor other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of the Western Canadian Business Unit.

(l)
Books and Records. The financial books, records and accounts in respect of the Western Canadian Business Unit, in all material respects, (i) have been maintained in accordance with good business practice, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions related to the Western Canadian Business Unit; and (iii) accurately and fairly reflect the basis for the Operating Statements to be included in the Information Circular. The corporate records and minute books of NumberCo have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Purchaser.

(m)
Reports. As of their respective dates and in so far as such disclosures relate to the Western Canadian Business Unit: (i) the Vendor Financial Statements; (ii) Vendor's Annual Information Form dated March 21, 2013 (including all documents incorporated by reference therein); (iii) all Vendor press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since December 31, 2010; and (iv) all prospectuses or other offering documents used by Vendor in the offering of its securities or filed with the Securities Authorities since December 31, 2010, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Vendor Financial Statements and other financial statements of Vendor included or incorporated by reference in such forms, statements, prospectuses and other offering documents will be prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Vendor's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and shall present fairly in accordance with GAAP the consolidated financial position, statement of loss and comprehensive loss, statements of changes in shareholders' equity and cash flows of Vendor on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Vendor. There has been no material change in Vendor accounting policies, except as described in the notes to the Vendor Financial Statements, since December 31, 2010 which would affect the accounting by the Vendor of the Western Canadian Business Unit.

(n)
Operating Statements. The Operating Statements to be included in the Information Circular will be prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of the audited operating statement, in the related report of Vendor's independent auditors or (y) in the case of unaudited interim operating statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the gross revenue, royalty expenses, production costs and operating income of the Western Canadian Business Unit as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited Operating Statements, to normal year-end audit adjustments).

(o)
Auditors. There has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with Vendor's auditors which if remedied or implemented would have affected the accounting by the Vendor of the Western Canadian Business Unit.

(p)	Absence of Undisclosed Liabilities. NumberCo has no material liabilities of any nature (matured or unmatured, fixed or contingent).

(q)	Environmental. Except as disclosed in the Vendor Disclosure Letter:

(i)	Vendor is not in material violation of any applicable Environmental Laws in respect of the Western Canadian Business Unit;

(ii)
Vendor has operated the Western Canadian Business Unit at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws in all material respects;

(iii)
there have been no material spills, releases, deposits or discharges of Hazardous Substances into the earth, air or body of water by Purchaser on or from any property included in the Western Canadian Business Unit that have not been subject to remediation;

(iv)
no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Western Canadian Business Unit which Vendor has notice;

(v)
Vendor has not failed to report to the proper Governmental Agency the occurrence of any event related to the Western Canadian Business Unit which is required to be so reported by any Environmental Law;

(vi)
Vendor holds all environmental approvals required in connection with the operation of the Western Canadian Business Unit and the ownership and use of such assets, all such environmental approvals are in full force and effect, and Vendor has not received any notification pursuant to any Environmental Laws that any material work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or environmental approvals, or that any environmental approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(vii)
there are no pending or, to the knowledge of Vendor, threatened claims, liens or encumbrances resulting from Environmental Laws with respect to any of the properties of the Western Canadian Business Unit currently or formerly owned, leased, operated or otherwise used; and Vendor has not assumed or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws in connection with the properties of the Western Canadian Business Unit.

(r)
Title. Although it does not warrant title, Vendor does not have any knowledge or is not aware of any defects, failures or impairments in the title of Vendor to its assets comprising the Western Canadian Business Unit, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have: (i) a Material Adverse Effect on the Western Canadian Business Unit; (ii) a material reduction of the quantity and pre-tax present worth values of such assets, (iii) a material reduction of the current production volumes of the Western Canadian Business Unit, or (iv) a material reduction of the current consolidated cash flow of the Western Canadian Business Unit.

(s)
Licences. Vendor has obtained and is in compliance with all material licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct the business of the Western Canadian Business Unit as it is now being or is proposed to be conducted.

(t)
Compliance with Laws. Vendor has complied with all Laws applicable to the operation of the Western Canadian Business Unit except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets or financial condition of the Western Canadian Business Unit or the ability of the Vendor to consummate the Arrangement.

(u)
Insurance. Policies of insurance are in force as of the date hereof naming Vendor as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Vendor and the Western Canadian Business Unit operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(v)
Indebtedness to and by Officers, Directors and Others. NumberCo is not indebted to any of its respective directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to the Vendor Parties, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to either of the Vendor Parties.

(w)
No Limitation. There is no non-competition, exclusivity, area of mutual interest, area of exclusion or other similar agreement, commitment or understanding in place to which Vendor is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of the Western Canadian Business Unit in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Vendor engaging the Western Canadian Business Unit in its business or from competing with any Person or in any geographic area.

(x)
Information to Independent Engineer. Except as disclosed in the Vendor Disclosure Letter, Vendor has no reason to believe that the report prepared by GLJ Petroleum Consultants Ltd., dated February 19, 2013 and effective as at December 31, 2012, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of the Western Canadian Business Unit as of December 31, 2012 (the "Western Canadian Assets Report") was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Vendor has no knowledge of a material change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Western Canadian Assets Report. Vendor has provided to GLJ Petroleum Consultants Ltd., all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal Oil and Gas Assets of the Western Canadian Business Unit, as at the effective date of such report, and, in particular, all material information respecting Vendor's interests in the Western Canadian Business Unit's principal Oil and Gas Assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material change in any of the material information so provided since the date thereof.

(y)
No Insider Rights. No director, officer, insider or other party not at arm's length to Vendor has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Vendor that relate to or involve the Western Canadian Business Unit.

(z)
Disclosure. To the knowledge of Vendor, Vendor has not withheld from Purchaser any material information or documents concerning the Western Canadian Business Unit or its assets or liabilities, including all those related to its Oil and Gas Assets, during the course of Purchaser's review of Vendor and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Purchaser by Vendor pursuant hereto (including, without limitation, any matter disclosed by Vendor in the Vendor Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(aa)
All Oil and Gas Assets. All of the Oil and Gas Assets and related rights, properties and interests held by Vendor and its respective Affiliates relating to the Western Canadian Business Unit are listed in the Asset Purchase and Sale Agreement.

(bb)	No Defaults under Leases and Agreements.

(i)
Vendor has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Western Canadian Business Unit's Oil and Gas Assets to which Vendor is a party or by or to which Vendor or any such assets are bound or subject; and

(ii)	to its knowledge:

(A)	Vendor is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the Oil and Gas Assets included in the Western Canadian Business Unit to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder.

(cc)
No Encumbrances. Vendor has not encumbered or alienated its interest in the Western Canadian Business Unit's Oil and Gas Assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Vendor Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the schedule attached to the Asset Purchase and Sale Agreement, in the Public Record (including the personal property registry in British Columbia, Alberta and Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate.

(dd)
No Reduction of Interests. None of Vendor's Oil and Gas Assets included in the Western Canadian Business Unit's are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Vendor except to the extent that such reduction or change to an interest would not in the aggregate be material to the Western Canadian Business Unit.

(ee)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Western Canadian Business Unit's oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate be material to the Western Canadian Business Unit.

(ff)	Taxes. The aggregate tax attributes of NumberCo, as of the Effective Date, will not be lower than as set forth in the Vendor Disclosure Letter.

(gg)	Production Allowables and Production Penalties.

(i)
None of the wells included in the Western Canadian Business Unit in which Vendor holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Entity and Vendor does not have any knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Entity that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-

compliance or changes would not in the aggregate be material to the Western Canadian Business Unit.

(ii)
Except as disclosed in the Vendor Disclosure Letter, Vendor has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, and overproduction penalties imposed by the Alberta Energy Regulator, or any predecessor or successor thereto, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate be material to the Western Canadian Business Unit.

(hh)	Operation and Condition of Wells. All wells included in the Western Canadian Business Unit in which Vendor holds an interest:

(i)
for which Vendor was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)
for which Vendor was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate be material to the Western Canadian Business Unit.

(ii)	Operation and Condition of Tangibles. The Western Canadian Business Unit's tangible depreciable property used or intended for use in connection with its Oil and Gas Assets:

(i)
for which Vendor was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Vendor was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Vendor was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Vendor was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate be material to the Western Canadian Business Unit.

(jj)
Sale, Processing and Transportation Contracts: Except as disclosed in the Vendor Disclosure Letter, Vendor is not a party to and Vendor's interest in and to the assets comprising the Western Canadian Business Unit is not otherwise bound or affected by any (i) production sales contracts pertaining to the Petroleum Substances or any of them that cannot be terminated on notice of 91 days or less (without an early termination penalty or other cost), (ii) gas balancing or similar agreements pertaining to the Petroleum Substances or any of them, (iii) agreements for the transportation, processing or disposal of the Petroleum

Substances or any of them or substances produced in connection with the Petroleum Substances or any of them, (iv) agreements for the contract operation by a third party of the assets comprising the Western Canadian Business Unit or any of them, and (v) agreements to provide transportation, processing or disposal capacity or service to any third party.

(kk)
Rights of First Refusal. There are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the property or assets comprising the Western Canadian Business Unit.

(ll)
Consents. Except as disclosed in the Vendor Disclosure Letter, there are no consents required by the Vendor Parties from any third parties (including lenders, joint venture partners or production sharing contract counter-parties) to consummate the Arrangement.

(mm)
Authorization for Expenditure. Except as disclosed in the Vendor Disclosure Letter, the Vendor has no knowledge of any authorization for expenditure issued or approved by the Vendor with respect to the assets comprising the Western Canadian Business Unit.

(nn)	Take or Pay Obligations: There are no Take or Pay Obligations.

(oo)	Vendor Options. Any and all obligations arising to holders of stock options of Vendor in respect of such stock options will remain the obligations of Vendor.

(pp)	Vendor Severance Costs. All Vendor Severance Costs that may be payable are set forth in the Vendor Disclosure Letter.

(qq)	Paid-Up Capital. The paid-up capital of each Vendor Share as of the date hereof and, as of the Effective Date immediately prior to the completion of the Arrangement, will not be lower than $2.00.

(rr)
Western Canadian Business Unit. Immediately prior to the effective time of the conveyance contemplated by the Asset Purchase and Sale Agreement, the assets comprising the Western Canadian Business Unit constitute substantially all of the Canadian resource properties (as defined in the ITA) held by Vendor which are located in Canada.

4.3	Survival of Representations and Warranties
All representations and warranties contained in this Agreement on the part of each of the Parties shall expire nine (9) months following the Effective Date. If no claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation or warranty made in this Agreement prior to such date, such Party shall have no further liability under this Agreement with respect to such representation or warranty. Following the Effective Time, the representations of the Vendor Parties shall be deemed for all purposes to have been made solely by the Vendor. Notwithstanding any other provision of this Agreement: (a) any claim by the Vendor after the Effective Time for a breach by the Purchaser Parties of the representations contained in Section 4.1 shall not be subject to the monetary limitation contained in Section 6.2; and (b) any claim by the Purchaser after the Effective Time for a breach by the Vendor of the representations and warranties contained in Section 4.2 shall not be subject to the monetary limitation contained in Section 6.1.

4.4	Limitations on Liability

(a)
A Party shall not be liable for any Losses with respect to the matters set forth in Sections 5.1 or 5.2 unless written notice of that Claim is given to the applicable Party within the applicable survival period provided in Section 5.3.

(b)
The total aggregate liability of the Purchaser Parties or the Vendor Parties for any Claims for Losses arising under Sections 5.1 or 5.2 in connection with this Agreement, whether based in contract, tort, strict liability, other Applicable Laws or otherwise, shall not exceed $30 million.

(c)	Neither the Vendor Parties or the Purchaser Parties shall have any liability for any Claims for Losses as set forth in this Section 5.4 until:

(i)	the Loss with respect to the particular act, circumstance, development, event, fact, occurrence or omission exceeds $100,000; and

(ii)	the aggregate of all Losses under Sections 5.1 or 5.2 exceeds, on a cumulative basis, $1,000,000.

4.5	Privacy Issues

(a)	For the purposes of this Section 4.4, the following definitions shall apply:

(i)
"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)
"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)
"authorized authority" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)	"Personal Information" means information about an individual transferred by Vendor to Purchaser in accordance with this Agreement and/or as a condition of the Arrangement.

(b)
The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)
Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)
Each Party acknowledges and confirms that it has and shall continue to employ appropriate procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)
Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)
Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent
The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of the Parties without prejudice to their right to rely on any other of such conditions:

(a)
on or prior to November 29, 2013, the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and Vendor, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Vendor, acting reasonably, on appeal or otherwise;

(b)
the Vendor Arrangement Resolution shall have been passed by the Vendor Shareholders in accordance with the Interim Order and in form and substance satisfactory to each of Purchaser and Vendor, acting reasonably;

(c)	the Asset Purchase and Sale Agreement shall have been executed and the elections under the ITA contemplated therein shall have been executed;

(d)
the Purchaser Shares shall be listed and posted for trading on the TSXV as of the Effective Date and the Purchaser Shares issuable to Vendor Shareholders pursuant to the Arrangement shall be conditionally approved for listing on the TSXV;

(e)
on or prior to December 31, 2013, the Final Order shall have been granted in form and substance satisfactory to Purchaser and Vendor, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Vendor, acting reasonably, on appeal or otherwise;

(f)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and Vendor, acting reasonably;

(g)	the Arrangement shall have become effective on or prior to the Outside Date;

(h)
all other required domestic and foreign regulatory, governmental, stock exchange and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Purchaser and Vendor, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSXV of the Purchaser Shares to be issued pursuant to the Arrangement;

(i)
there shall be no action taken under any existing Applicable Law in Canada or the United States, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity in Canada or the United States, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any of the other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(j)
the provisions of Section 2.8 shall be satisfied and the issuance of Purchaser Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, and the registration requirements of all applicable state securities laws, and, except with respect to persons deemed "affiliates" (as defined in Rule 405 of the U.S. Securities Act) of Purchaser after the Arrangement or within 90 days prior to the Arrangement, the Purchaser Shares issuable pursuant to the Arrangement shall not be subject to resale restrictions under the U.S. Securities Act.

The foregoing conditions are for the mutual benefit of Vendor and Purchaser and may be asserted by Vendor and Purchaser regardless of the circumstances and may be waived by Vendor and Purchaser (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vendor or Purchaser may have.

5.2	Additional Conditions to Obligations of Purchaser Parties
The obligations of the Purchaser Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Vendor shall have mailed the Information Circular and other documents required in connection with the Vendor Meeting on or before December 3, 2013;

(b)	Vendor shall have furnished Purchaser with:

(i)	certified copies of the resolutions duly passed by the Vendor Board of Directors approving this Agreement and the consummation of all of the transactions contemplated hereby and related thereto; and

(ii)	certified copies of the resolutions of Vendor Shareholders duly passed at the Vendor Meeting, approving the Vendor Arrangement Resolution;

(c)	except as affected by the transactions contemplated by this Agreement, the representations and warranties of Vendor contained in Section 5.2:

(i)
that are not qualified by materiality, Material Adverse Effect or Material Adverse Change, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

and the Vendor Parties shall have complied in all material respects with their covenants in this Agreement and Purchaser shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of Vendor acting solely on behalf of Vendor and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Purchaser will have no knowledge to the contrary or, if and to the extent that such representations and warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or the Vendor Parties have failed to comply with their covenants, such failure(s) would not, individually or in the aggregate, have a Material Adverse Effect on the Western Canadian Business Unit or its Oil and Gas Assets and would not materially impede completion of the Arrangement;

(d)
there shall not have occurred any change after the date hereof, or prior to the date hereof which has not been publicly disclosed or disclosed to Purchaser in writing prior to the date hereof or in the Vendor Disclosure Letter (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Vendor relating to or involving the Western Canadian Business Unit and which, in the judgment of Purchaser, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit;

(e)	Vendor shall have delivered the Vendor Support Agreements concurrent with the execution hereof, representing in aggregate not less than 12% of the Vendor Shares; and

(f)	the Operating Statements in the Information Circular do not disclose a Material Adverse Change with respect to the Western Canadian Business Unit.

The conditions in this Section 6.2 are for the exclusive benefit of the Purchaser Parties and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

5.3	Additional Conditions to Obligations of Vendor Parties
The obligations of the Vendor Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Purchaser shall have furnished Vendor with certified copies of the resolutions duly passed by the Purchaser Board of Directors approving this Agreement and the consummation of all of the transactions contemplated hereby and related thereto.

(b)	except as affected by the transactions contemplated by this Agreement, the representations and warranties of Purchaser contained in Section 5.1:

(i)
that are not qualified by materiality, Material Adverse Change or Material Adverse Effect, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

and the Purchaser Parties shall have complied in all respects with their covenants in this Agreement and Vendor shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Purchaser acting solely on behalf of Purchaser and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Vendor will have no knowledge to the contrary or, if and to the extent that such representations or warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or the Purchaser Parties have failed to comply with their covenants, such failure(s) would not have a Material Adverse Effect on Purchaser and would not materially impede completion of the Arrangement;

(c)	holders of not greater than 5% of the outstanding Vendor Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)
there shall not have occurred any change after the date hereof, or prior to the date hereof which had not been publicly disclosed or disclosed to Vendor in writing prior to the date hereof or in the Purchaser Disclosure Letter (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Purchaser and which, in the judgment of Vendor, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Purchaser;

(e)	the Vendor Board of Directors shall have concluded, in its sole discretion, that there is no reasonable likelihood that consummation of the transactions contemplated hereby will:

(i)	place at material risk, Vendor's title to the assets of the North African Business Unit; or

(ii)	give rise to a material adverse change to the operations or future business prospects of the North African Business Unit;

(f)	all necessary steps shall have been taken to appoint, immediately following the Effective Time, the Vendor Director Nominees to the Purchaser Board of Directors;

(g)
the Net Debt of Purchaser shall not exceed $60 million at the Effective Date in the event the Original Plan of Arrangement is effected and shall not exceed $75 million at the Effective Date in the event the Alternative Plan of Arrangement is effected and Vendor shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Purchaser acting solely on behalf of Purchaser and not in their personal capacity; and

(h)	Purchaser shall have satisfied its obligations under Section 4.6(i).
The conditions in this Section 6.3 are for the exclusive benefit of the Vendor Parties and may be asserted by Vendor regardless of the circumstances or may be waived by Vendor in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vendor may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)
Each of Purchaser and Vendor shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 9.1 hereof; provided that:

(i)
prior to the filing of the Final Order and Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right , as the case may be; and

(ii)	if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Other Party may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice.
If such notice has been delivered prior to the date of the Vendor Meeting, then Vendor shall have the right, but not the obligation, to postpone the Vendor Meeting, until the expiry of such period.

5.5	Satisfaction of Conditions
The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.
ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1	Purchaser Damages
If at any time after the execution of this Agreement and prior to its termination:

(a)
the Vendor Board of Directors has failed to make or has withdrawn, modified or changed any of its resolutions, recommendations or determinations referred to in Section 3.3 or shall have resolved to do so or publicly announced its intention to do so prior to the Effective Date;

(b)	Vendor accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(c)	the Vendor notifies Purchaser in accordance with Section 5.4 that the condition set forth in Section 5.3(e) will not be met prior to the Effective Date;

(d)
Vendor or NumberCo is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Vendor fails to cure such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured);

(e)
Vendor is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Vendor fails to cure such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(f)
any Governmental Entity of Tunisia or Libya, or any duly authorized representative thereof, or any party named in the Vendor Disclosure Letter, related to or in any manner connected with the North African Business Unit fails to consent, approve or otherwise take any action that is necessary to be taken by such party for the Parties to consummate the Arrangement or takes any action to prevent or delay the consummation of the Arrangement such that the Arrangement is not consummated on or before the Outside Date,

(each of the above being a "Purchaser Damages Event"), then in the event of the termination of this Agreement pursuant to Section 9.1, Vendor shall pay to Purchaser an amount (the "Purchaser Termination Fee") determined as follows:

(i)	$2,000,000 in respect of a Purchaser Damages Event provided in Section 7.1(a), (b), (c) or (f); or

(ii)	$1,000,000 in respect of a Purchaser Damages Event provided in Section 7.1(d) or (e), as liquidated damages in immediately available funds to an account designated by Purchaser within three Business Days after the occurrence of the first to occur of the events described above.
Following a Purchaser Damages Event but prior to payment of the applicable Purchaser Termination Fee, Vendor shall be deemed to hold such applicable Purchaser Termination Fee in trust for Purchaser. Vendor shall only be obligated to pay one Purchaser Termination Fee pursuant to this Section 7.1.

6.2	Vendor Damages
If at any time after the execution of this Agreement and prior to its termination:

(a)	Purchaser accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(b)
Purchaser or AcquisitionCo is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Purchaser or materially impedes the completion of the Arrangement, and Purchaser fails to cure such breach within ten Business Days after receipt of written notice thereof from Vendor (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(c)
Purchaser is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Purchaser or materially impedes the completion of the Arrangement, and Purchaser fails to cure such breach within five Business Days after receipt of written notice thereof from Vendor (except that no cure period shall be provided for a breach which by its nature cannot be cured),

(each of the above being a "Vendor Damages Event"), then in the event of the termination of this Agreement pursuant to Section 9.1, Purchaser shall pay to Vendor an amount (the "Vendor Termination Fee") determined as follows:

(i)	$2,000,000 in respect of a Vendor Damages Event provided in Section 7.2(a); or

(ii)	$1,000,000 in respect of a Vendor Damages Event provided in Section 7.2(b) or (c)
as liquidated damages in immediately available funds to an account designated by Vendor within three Business Days after the occurrence of the first to occur of the events described above.
Following a Vendor Damages Event but prior to payment of the applicable Vendor Termination Fee, Purchaser shall be deemed to hold such applicable Vendor Termination Fee in trust for Vendor. Purchaser shall only be obligated to pay one Vendor Termination Fee pursuant to this Section 7.2.

6.3	Liquidated Damages
Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which such Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that the payment of the applicable amount pursuant to Article 7 is the sole monetary remedy of such Party under this Agreement, provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to this Article 7.

6.4	Other Remedies
If this Agreement has not been terminated under Section 9.1, then nothing herein shall preclude Vendor on the one hand, and Purchaser on the other hand, from pursuing any other remedies in respect of any breach of this Agreement by the Other Party, including seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.
ARTICLE 7
AMENDMENT

7.1	Amendment
This Agreement (including the Plan of Arrangement) may at any time and from time to time before or after the holding of the Vendor Meeting or the Purchaser Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Laws, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;
provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Vendor Shareholders, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Mutual Understanding Regarding Amendments
The Parties mutually agree that if a Party proposes any amendments to this Agreement or to the Plan of Arrangement for tax or any other reason, Purchaser on the one hand and Vendor on the other hand will act reasonably in considering any such amendment and if the other Party or Parties and its securityholders, as applicable, are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing any such amendment so that any such amendment can be effected subject to Applicable Laws and the rights of securityholders.

ARTICLE 8
TERMINATION

8.1	Termination
This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Purchaser and Vendor;

(b)
as provided in Section 6.4 provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 6.1, 6.2 or 6.3, as applicable, not to be satisfied;

(c)	by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 7.1;

(d)	by Vendor upon the occurrence of a Vendor Damages Event as provided in Section 7.2;

(e)
by Vendor upon a decision by the Vendor Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 4.4(b)(vii), provided that Vendor: (i) has complied with its obligations set forth in Section 4.4; and (ii) concurrently pays the amount required pursuant to Section 7.1; and

(f)
by Purchaser upon a decision by the Purchaser Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 4.4(b)(vii), provided that Purchaser: (i) has complied with its obligations set forth in Section 4.4; and (ii) concurrently pays the amount required pursuant to Section 7.2.

In the event of the termination of this Agreement in the circumstances set out above, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7, Sections 4.1(j), 4.2(j) and 5.5 and 11.4, as applicable and each of the Parties' obligations in the Confidentiality Agreement which shall survive such termination.
ARTICLE 9
NOTICES

9.1	Notices
All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of Purchaser or AcquisitionCo, to:
Marquee Energy Ltd.
1700, 500 - 4th Avenue SW
Calgary, Alberta
T2P 2V6

Attention:    Richard Thompson
Facsimile:    (403) 265-0073
with a copy to:
Bennett Jones LLP

4500 Bankers Hall East
855 - 2nd Street SW
Calgary, Alberta
T2P 4K7
Attention:    Brent W. Kraus
Facsimile:    (403) 265‑7219

(b)	in the case of Vendor or NumberCo, to:
Sonde Resources Corp.
3100, 500 - 4th Avenue SW
Calgary, Alberta
T2P 2V6
Attention:    William K. Dirks
Facsimile:    (403) 216-2374
with a copy to:
Norton Rose Fulbright Canada LLP
3700, 400-3rd Avenue SW
Calgary, AB T2P 4H2
Attention:    Crae Garrett
Facsimile:    (403) 264-5973
or such other address as the Parties may, from time to time, advise to the Other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.
ARTICLE 10
GENERAL

10.1	Binding Effect
This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2	Assignment
No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3	Disclosure
Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4	Costs
Except as contemplated herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, provided that if the Arrangement is consummated, the legal fees directly related to the consummation of the transactions contemplated by this Agreement shall be split equally between the Parties.

10.5	Severability
If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6	Further Assurances
Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence
Time shall be of the essence of this Agreement.

10.8	Governing Law
This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9	Waiver
No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10	Third Party Beneficiaries
The provisions of Sections 4.1(j) and 4.2(j) are: (i) intended for the benefit of all present and former trustees, directors and officers of the Purchaser and Vendor, as applicable, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Purchaser and/or Vendor, as applicable, shall hold the rights and benefits of Sections 4.1(j) and 4.2(j) in trust for and on behalf of the Third Party Beneficiaries and Purchaser and/or Vendor, as applicable, hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that Third Party Beneficiaries may have by contract or otherwise.

10.11	Counterparts
This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.
[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

MARQUEE ENERGY LTD.	SONDE RESOURCES CORP.

Per: (signed) "Richard Thompson"	Per: (signed) "William K. Dirks"

Per: (signed) "Roy Evans"

1775412 ALBERTA LTD.	1771538 ALBERTA LTD.

Per: (signed) "Richard Thompson"	Per: (signed) "William K. Dirks"

EXHIBIT A
ORIGINAL PLAN OF ARRANGEMENT
See Attached.

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
Article 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b)	"AcquisitionCo" means 1775412 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of Purchaser;

(c)	"AcquisitionCo Shares" means common shares in the capital of AcquisitionCo;

(d)	"Amalco" means the corporation resulting from the amalgamation of AcquisitionCo and NumberCo pursuant to subsection 5.2 hereof;

(e)
"Arrangement", "herein", "hereof", "hereunder" and similar expressions mean and refer to the arrangement involving Purchaser, Vendor, NumberCo, AcquisitionCo and the Vendor Shareholders pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f)	"Arrangement Agreement" means the arrangement agreement dated November 4, 2013 among Purchaser, Vendor, NumberCo and AcquisitionCo with respect to the Arrangement, and all amendments thereto;

(g)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(h)	"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(i)	"Certificate" means the certificate, certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(j)	"Court" means the Court of Queen's Bench of Alberta;

(k)	"Dissent Rights" means the dissent rights described in Article 4 of this Plan of Arrangement;

(l)
"Dissenting Shareholder" means any registered Vendor Shareholder who has validly exercised its Dissent Rights in respect of the holder's Vendor Shares and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time;

(m)	"Effective Date" means the date the Arrangement is effective pursuant to the ABCA;

(n)	"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

(o)
"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(p)
"Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Vendor Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(q)	"ITA" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

(r)	"NumberCo" means 1771538 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of Vendor;

(s)	"NumberCo Shares" means common shares in the capital of NumberCo;

(t)	"Olympia" means Olympia Trust Company, or any successor thereto, as transfer agent of Purchaser;

(u)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with Article 6 hereof or Article 7 of the Arrangement Agreement;

(v)	"Purchaser" means Marquee Energy Ltd., a corporation incorporated under the laws of the Province of Alberta;

(w)
"Purchaser Share Fraction" means the fraction (rounded to two decimal places) equal to 44,857,041 divided by the number of issued and outstanding Vendor Shares immediately prior to the Effective Time (which, for greater certainty, shall include Vendor Shares held by Dissenting Shareholders), which fraction shall be agreed upon by the Purchaser and Vendor immediately prior to the Effective Time;

(x)	"Purchaser Shares" means common shares in the capital of Purchaser;

(y)	"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

(z)	"Vendor" means Sonde Resources Corp., a corporation incorporated under the laws of the Province of Alberta;

(aa)	"Vendor Meeting" means the special meeting of Vendor Shareholders to be called and held for the purpose of considering the Arrangement and any adjournments or postponements thereof;

(bb)	"Vendor Shareholders" means the registered or beneficial holders of Vendor Shares, as the context requires; and

(cc)	"Vendor Shares" means common shares in the capital of Vendor.

1.2
The division of this Plan of Arrangement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3
Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.

1.4
Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6
In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the registered and beneficial Vendor Shareholders; (b) Purchaser; (c) Vendor; (d) AcquisitionCo; (e) NumberCo; and (f) Amalco.

2.3
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

ARTICLE 3
ARRANGEMENT

3.1
Commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur sequentially in the order set out below, except as otherwise expressly provided. To the extent that such transactions involve Purchaser, Vendor, AcquisitionCo or NumberCo or any securities thereof or are governed by section 193 of the ABCA, such transactions shall occur without any further act or formality pursuant to section 193 of the ABCA. All other transactions shall occur by means of the appropriate action being taken on the part of the appropriate parties to effect such transactions at the Effective Time:

(a)
the Vendor Shares held by Dissenting Shareholders shall, as of the Effective Time, be, and shall be deemed to have been, transferred to Vendor (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and shall be cancelled and cease to be outstanding and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Vendor Shareholders, other than the right to be paid the fair value of their Vendor Shares in accordance with the Dissent Rights;

(b)	NumberCo and AcquisitionCo shall be amalgamated and continued as one corporation under the ABCA to form Amalco in accordance with the following:

(i)	Name. The name of Amalco shall be Marquee Acquisitions Corp.;

(ii)	Registered Office. The registered office of Amalco shall be the registered office of AcquisitionCo;

(iii)	Share Provisions. Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series;

(iv)	Restrictions on Transfer. No shares of Amalco shall be transferred to any person without the approval of the Board of Directors of Amalco by resolution;

(v)	Other Provisions. The other provisions forming part of the Articles of Amalco shall be those of AcquisitionCo, mutatis mutandis;

(vi)	Directors and Officers.

(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the ABCA, consist of a minimum number of one director and a maximum number of ten directors;

(B)
Initial Directors. The number of directors on the board of directors shall initially be set at two. The initial directors of Amalco immediately following the amalgamation shall be the individuals who were directors of AcquisitionCo immediately prior to the amalgamation;

(C)	Initial Officers. The initial officers of Amalco shall be the officers of AcquisitionCo immediately prior to the amalgamation;

(vii)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(viii)
Stated Capital of Amalco. The aggregate stated capital of the common shares of Amalco will be an amount equal to the aggregate of the paid-up capital for the purposes of the ITA of the AcquisitionCo Shares and the NumberCo Shares immediately before the amalgamation;

(ix)	By-laws. The by-laws of Amalco shall be the by-laws of AcquisitionCo, mutatis mutandis;

(x)	Effect of Amalgamation. The provisions of subsections 186(b), (c), (d), (e) and (f) of the ABCA shall apply to the amalgamation with the result that:

(A)	all of the property of each of AcquisitionCo and NumberCo shall continue to be the property of Amalco;

(B)	Amalco shall continue to be liable for all of the obligations of each of AcquisitionCo and NumberCo;

(C)	any existing cause of action, claim or liability to prosecution of AcquisitionCo or NumberCo shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against AcquisitionCo or NumberCo may be continued to be prosecuted by or against Amalco; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, AcquisitionCo or NumberCo may be enforced by or against Amalco;

(xi)
Articles. The Articles of Arrangement filed shall be deemed to be the articles of amalgamation of Amalco and the Certificate issued in respect of such Articles of Arrangement by the Registrar under the ABCA which gives effect to the Arrangement shall be deemed to be the certificate of amalgamation of Amalco;

(xii)
Inconsistency with Laws. To the extent any of the provisions of this Plan of Arrangement are deemed to be inconsistent with applicable laws, including the provisions of subsections 87(1), 87(4) and 87(9) of the ITA, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency; and

(xiii)	Exchange and Cancellation of Securities. On and by virtue of the amalgamation:

(A)
the issued and outstanding NumberCo Shares shall be cancelled and in consideration therefor Vendor shall receive 44,857,041 Purchaser Shares as fully paid and non-assessable shares in the capital of the Purchaser; and

(B)
each issued and outstanding AcquisitionCo Share shall be cancelled and in consideration therefor Purchaser shall receive one fully paid and non-assessable common share of Amalco in respect of each AcquisitionCo Share; and

(c)
Subject to Section 5.3, Vendor shall distribute the Purchaser Shares received pursuant to subsection 3.17.1(e) to the Vendor Shareholders (other than Dissenting Shareholders) as a reduction of stated capital of the Vendor Shares on the basis of a fraction of a Purchaser Share equal to the Purchaser Share Fraction for each Vendor Share and the aggregate stated capital of the Vendor Shares shall be reduced by an amount equal to the aggregate fair market value of the Purchaser Shares so distributed.

3.2
Upon issuance of the Purchaser Shares in accordance with subsection 7.1(e), there shall have been added to the stated capital account maintained for the Purchaser Shares an amount determined by the board of directors of Purchaser in accordance with Subsection 28(3) of the ABCA, provided that such amount shall not exceed the aggregate of the paid-up capital for the purposes of the ITA of the NumberCo Shares immediately prior to the amalgamation of NumberCo and AcquisitionCo.

3.3	Upon the amalgamation of NumberCo and AcquisitionCo pursuant to subsection 5.2:

(a)	Vendor shall cease to be a holder of the NumberCo Shares and Purchaser shall cease to be a holder of the AcquisitionCo Shares;

(b)	Purchaser shall be added to the register as the sole holder of Amalco Shares; and

(c)
Purchaser shall allot and issue to Vendor the number of Purchaser Shares issuable to Vendor on the basis set forth in subsection 7.1(e) and Vendor shall be added to the register of holders of Purchaser Shares.

3.4	Upon the distribution of Purchaser Shares by Vendor pursuant to subsection 3.1(c):

(a)
Vendor shall cease to be the holder of the Purchaser Shares so distributed and Vendor shall be removed from the register of holders of Purchaser Shares as it relates to the Purchaser Shares so distributed; and

(b)	the registered Vendor Shareholders shall be added to the register of holders of Purchaser Shares as it relates to the Purchaser Shares so distributed by Vendor.

3.5
Vendor shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Plan of Arrangement such amounts as Vendor is required to deduct and withhold under the ITA, the United States Internal Revenue Code of 1986, or any provision of provincial, state, local or foreign tax law, in each case as amended. Vendor is hereby authorized to sell or otherwise dispose of, at such times and at such prices as Vendor determines, in its sole discretion, such portion of the Purchaser Shares otherwise deliverable to such holder as is necessary to provide sufficient funds to Vendor to enable Vendor to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Purchaser Shares so sold or disposed of. To the extent such Purchaser Shares are so sold or disposed of, such Purchaser Shares so sold or disposed of, shall be treated for all purposes as having been delivered to the holder of the property in respect of which such sale or disposition was made, provided that the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Vendor shall not be obligated to seek or obtain a minimum price for any consideration sold or disposed of by it hereunder, nor shall Vendor be liable for any loss arising out of any such sale or disposition.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1
Subject to section 4.2, registered Vendor Shareholders may exercise Dissent Rights with respect to the Vendor Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in section 191 of the ABCA, as may be modified by the Interim Order, provided that registered Vendor Shareholders who exercise such Dissent Rights and who:

(a)
are ultimately entitled to be paid by the Vendor fair value for their Vendor Shares shall be deemed to have transferred such holders' Vendor Shares to Vendor at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA; or

(b)
are ultimately not entitled, for any reason, to be paid by the Vendor fair value for their Vendor Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as non-dissenting holders of Vendor Shares and shall be entitled to receive Purchaser Shares contemplated in section 3.1(c) of this Plan of Arrangement that such Vendor Shareholders would have received pursuant to the Arrangement if such Vendor Shareholders had not exercised Dissent Rights, but provided further that in no case shall Vendor or any other person be required to recognize Vendor Shareholders who exercise Dissent Rights as Vendor Shareholders after the Effective Time, and the names of such holders of Vendor Shares shall be deleted from the register of holders of Vendor Shares as at the Effective Time. The fair value of the Vendor Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Vendor Shares at the Vendor Meeting. In addition to any other restrictions in section 191 of the ABCA, Vendor Shareholders who vote in favour of the Arrangement shall not be entitled to exercise Dissent Rights.

4.2	Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth such registered Vendor Shareholder's objection to the special resolution in respect of the Arrangement must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is two Business Days immediately preceding the date of the Vendor Meeting (as it may be adjourned or postponed from time to time).
ARTICLE 5
CERTIFICATES AND FRACTIONAL SHARES

5.1
Vendor shall, as soon as practicable taking into account all stock exchange and regulatory requirements following the Effective Date, provide Purchaser with a register of holders of Vendor Shares and the allocation of Purchaser Shares among the Vendor Shareholders pursuant to this Plan of Arrangement. Purchaser shall, as soon as practicable following receipt of such list from Vendor, cause Olympia to forward by first class mail (postage prepaid) to the Vendor Shareholders certificates representing the number of Purchaser Shares deliverable to the Vendor Shareholders under the Arrangement.

5.2
All dividends and distributions made with respect to any Purchaser Shares issued pursuant to this Plan of Arrangement for which a share certificate has not been issued shall be paid or delivered to Olympia to be held by Olympia in trust for the registered holder thereof. All monies received by Olympia may be invested by it in interest-bearing trust accounts upon such terms as Olympia may reasonably deem appropriate. Olympia shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to Olympia in such form as Olympia may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of any applicable withholding and other taxes.

5.3
No certificates representing fractional Purchaser Shares will be issued. In the event that a Vendor Shareholder would otherwise be entitled to a fractional Purchaser Share hereunder, the number of Purchaser Shares deliverable to such Vendor Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Purchaser Shares. In calculating such fractional interests, all Vendor Shares registered in the name of or beneficially held by such Vendor Shareholder or their nominee shall be aggregated.

5.4
Any certificates representing Purchaser Shares issued by Olympia on behalf of Purchaser pursuant to this Plan of Arrangement that have been returned to Olympia or that otherwise remain unclaimed, in each case, on or before the day preceding the third anniversary of the Effective Date shall, on such day, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Amalco, Purchaser, AcquisitionCo, Vendor, NumberCo, Olympia or any other person. On such date, subject to applicable laws relating to unclaimed personal property, such unclaimed certificate shall be deemed to have been surrendered for no consideration to Purchaser. Neither Amalco, Purchaser, AcquisitionCo, Vendor, NumberCo nor Olympia will be liable to any person in respect of any cash or securities (including any cash or securities previously held by Olympia in trust for any such former holder) which is forfeited to Purchaser or delivered to any public official pursuant to any applicable law relating to unclaimed personal property.

ARTICLE 6
AMENDMENTS

6.1
Purchaser and Vendor may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following the Vendor Meeting, approved by the Court; and (c) communicated to the Vendor Shareholders if and as required by the Court.

6.2
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Purchaser and Vendor at any time prior to or at the Vendor Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Vendor Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Vendor Meeting shall be effective only if: (a) it is consented to by each of Purchaser and Vendor; and (b) if required by the Court or applicable law, it is consented to by the Vendor Shareholders.

6.4
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Vendor and Purchaser, and provided further that it concerns a matter which, in the reasonable opinion of Vendor and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Purchaser, Vendor, or any Vendor Shareholders.

EXHIBIT B
ALTERNATIVE PLAN OF ARRANGEMENT
See Attached.

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
Article 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b)	"AcquisitionCo" means 1775412 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of Purchaser;

(c)
"Arrangement", "herein", "hereof", "hereunder" and similar expressions mean and refer to the arrangement involving Purchaser, Vendor, NumberCo and the Vendor Shareholders pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)	"Arrangement Agreement" means the arrangement agreement dated November 4, 2013 among Purchaser, Vendor, NumberCo and AcquisitionCo with respect to the Arrangement, and all amendments thereto;

(e)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(f)	"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(g)	"Certificate" means the certificate, certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)	"Court" means the Court of Queen's Bench of Alberta;

(i)	"Dissent Rights" means the dissent rights described in Article 4 of this Plan of Arrangement;

(j)
"Dissenting Shareholder" means any registered Vendor Shareholder who has validly exercised its Dissent Rights in respect of the holder's Vendor Shares and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time;

(k)	"Effective Date" means the date the Arrangement is effective pursuant to the ABCA;

(l)	"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

(m)
"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(n)	"Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the

Arrangement and the holding of the Vendor Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o)	"ITA" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

(p)	"NumberCo" means 1771538 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of Vendor;

(q)	"NumberCo Shares" means all of the issued and outstanding shares in the capital of NumberCo;

(r)	"Olympia" means Olympia Trust Company or any successor thereto, as transfer agent of Purchaser;

(s)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with Article 6 hereof or Article 7 of the Arrangement Agreement;

(t)	"Purchaser" means Marquee Energy Ltd., a corporation incorporated under the laws of the Province of Alberta;

(u)
"Purchaser Share Fraction" means the fraction (rounded to two decimal places) equal to 21,182,491 divided by the number of issued and outstanding Vendor Shares immediately prior to the Effective Time (which, for greater certainty, shall include Vendor Shares held by Dissenting Shareholders), which fraction shall be agreed upon by the Purchaser and Vendor immediately prior to the Effective Time;

(v)	"Purchaser Shares" means common shares in the capital of Purchaser;

(w)	"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

(x)	"Vendor" means Sonde Resources Corp., a corporation incorporated under the laws of the Province of Alberta;

(y)	"Vendor Meeting" means the special meeting of Vendor Shareholders to be called and held for the purpose of considering the Arrangement and any adjournments or postponements thereof;

(z)	"Vendor Shareholders" means the registered or beneficial holders of Vendor Shares, as the context requires; and

(aa)	"Vendor Shares" means common shares in the capital of Vendor.

1.2
The division of this Plan of Arrangement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3
Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6
In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
Article 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the registered and beneficial Vendor Shareholders; (b) Purchaser; (c) Vendor; and (d) NumberCo.

2.3
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

Article 3
ARRANGEMENT

3.1
Commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur sequentially in the order set out below, except as otherwise expressly provided. To the extent that such transactions involve Purchaser, Vendor or NumberCo or any securities thereof or are governed by section 193 of the ABCA, such transactions shall occur without any further act or formality pursuant to section 193 of the ABCA. All other transactions shall occur by means of the appropriate action being taken on the part of the appropriate parties to effect such transactions at the Effective Time:

(a)
the Vendor Shares held by Dissenting Shareholders shall, as of the Effective Time, be, and shall be deemed to have been, transferred to Vendor (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and shall be cancelled and cease to be outstanding and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Vendor Shareholders, other than the right to be paid the fair value of their Vendor Shares in accordance with the Dissent Rights;

(b)
Vendor shall transfer, assign and convey the NumberCo Shares to Purchaser (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in consideration for:

(i)	cash in the amount of $15 million; and

(ii)	the issuance by Purchaser to Vendor of 21,182,491 Purchaser Shares as fully paid and non-assessable shares in the capital of the Purchaser; and

(c)
subject to Section 5.3, Vendor shall distribute the Purchaser Shares received pursuant to subsection 3.1(b)(ii) to the Vendor Shareholders (other than Dissenting Shareholders) as a reduction of stated capital of the Vendor Shares on the basis of a fraction of a Purchaser Share equal to the Purchaser Share Fraction for each Vendor Share and the aggregate stated capital of the Vendor Shares shall be reduced by an amount equal to the aggregate fair market value of the Purchaser Shares so distributed.

3.2
Upon issuance of the Purchaser Shares in accordance with subsection 3.1(b)(ii), there shall have been added to the stated capital account maintained for the Purchaser Shares an amount determined by the board of directors of Purchaser in accordance with Subsection 28(3) of the ABCA, provided that such amount shall not exceed the aggregate fair market value of the Purchaser Shares issued to Vendor in accordance with subsection 3.1(b)(ii).

3.3	Upon the transfer of the NumberCo Shares to Purchaser pursuant to subsection 3.1(b):

(a)	Vendor shall cease to be a holder of the NumberCo Shares;

(b)	Purchaser shall be added to the register as the sole holder of the NumberCo Shares; and

(c)
Purchaser shall allot and issue to Vendor the number of Purchaser Shares issuable to Vendor on the basis set forth in subsection 3.1(b)(ii) and Vendor shall be added to the register of holders of Purchaser Shares.

3.4	Upon the distribution of Purchaser Shares by Vendor pursuant to subsection 3.1(c):

(a)
Vendor shall cease to be the holder of the Purchaser Shares so distributed and Vendor shall be removed from the register of holders of Purchaser Shares as it relates to the Purchaser Shares so distributed; and

(b)	the registered Vendor Shareholders shall be added to the register of holders of Purchaser Shares as it relates to the Purchaser Shares so distributed by Vendor.

3.5
Vendor shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Plan of Arrangement such amounts as Vendor is required to deduct and withhold under the ITA, the United States Internal Revenue Code of 1986, or any provision of provincial, state, local or foreign tax law, in each case as amended. Vendor is hereby authorized to sell or otherwise dispose of, at such times and at such prices as Vendor determines, in its sole discretion, such portion of the Purchaser Shares otherwise deliverable to such holder as is necessary to provide sufficient funds to Vendor to enable Vendor to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Purchaser Shares so sold or disposed of. To the extent such Purchaser Shares are so sold or disposed of, such Purchaser Shares so sold or disposed of, shall be treated for all purposes as having been delivered to the holder of the property in respect of which such sale or disposition was made, provided that the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Vendor shall not be obligated to seek or obtain a minimum price for any consideration sold or disposed of by it hereunder, nor shall Vendor be liable for any loss arising out of any such sale or disposition.

Article 4
DISSENTING SHAREHOLDERS

4.1
Subject to section 4.2, registered Vendor Shareholders may exercise Dissent Rights with respect to the Vendor Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in section 191 of the ABCA, as may be modified by the Interim Order, provided that registered Vendor Shareholders who exercise such Dissent Rights and who:

(a)
are ultimately entitled to be paid by the Vendor fair value for their Vendor Shares shall be deemed to have transferred such holders' Vendor Shares to Vendor at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA; or

(b)
are ultimately not entitled, for any reason, to be paid by the Vendor fair value for their Vendor Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as non-dissenting holders of Vendor Shares and shall be entitled to receive Purchaser Shares contemplated in section 3.1(c) of this Plan of Arrangement that such Vendor Shareholders would have received pursuant to the Arrangement if such Vendor Shareholders had not exercised Dissent Rights, but provided further that in no case shall Vendor or any other person be required to recognize Vendor Shareholders who exercise Dissent Rights as Vendor Shareholders after the Effective Time, and the names of such holders of Vendor Shares shall be deleted from the register of holders of Vendor Shares as at the Effective Time. The fair value of the Vendor Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Vendor Shares at the Vendor Meeting. In addition to any other restrictions in section 191 of the ABCA, Vendor Shareholders who vote in favour of the Arrangement shall not be entitled to exercise Dissent Rights.

4.2
Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth such registered Vendor Shareholder's objection to the special resolution in respect of the Arrangement must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is two Business Days immediately preceding the date of the Vendor Meeting (as it may be adjourned or postponed from time to time).

Article 5
CERTIFICATES AND FRACTIONAL SHARES

5.1
Vendor shall, as soon as practicable taking into account all stock exchange and regulatory requirements following the Effective Date, provide Purchaser with a register of holders of Vendor Shares and the allocation of Purchaser Shares among the Vendor Shareholders pursuant to this Plan of Arrangement. Purchaser shall, as soon as practicable following receipt of such list from Vendor, cause Olympia to forward by first class mail (postage prepaid) to the Vendor Shareholders certificates representing the number of Purchaser Shares deliverable to the Vendor Shareholders under the Arrangement.

5.2
All dividends and distributions made with respect to any Purchaser Shares issued pursuant to this Plan of Arrangement for which a share certificate has not been issued shall be paid or delivered to Olympia to be held by Olympia in trust for the registered holder thereof. All monies received by Olympia may be invested by it in interest-bearing trust accounts upon such terms as Olympia may reasonably deem appropriate. Olympia shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to Olympia in such form as Olympia may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of any applicable withholding and other taxes.

5.3
No certificates representing fractional Purchaser Shares will be issued. In the event that a Vendor Shareholder would otherwise be entitled to a fractional Purchaser Share hereunder, the number of Purchaser Shares deliverable to such Vendor Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Purchaser Shares. In calculating such fractional interests, all Vendor Shares registered in the name of or beneficially held by such Vendor Shareholder or their nominee shall be aggregated.

5.4
Any certificates representing Purchaser Shares issued by Olympia on behalf of Purchaser pursuant to this Plan of Arrangement that have been returned to Olympia or that otherwise remain unclaimed, in each case, on or before the day preceding the third anniversary of the Effective Date shall, on such day, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Purchaser, Vendor, NumberCo, Olympia or any other person. On such date, subject to applicable laws relating to unclaimed personal property, such unclaimed certificate shall be deemed to have been surrendered for no consideration to Purchaser. Neither Purchaser, Vendor, NumberCo nor Olympia will be liable to any person in respect of any cash or securities (including any cash or securities previously held by Olympia in trust for any such former holder) which is forfeited to Purchaser or delivered to any public official pursuant to any applicable law relating to unclaimed personal property.

Article 6
AMENDMENTS

6.1
Purchaser and Vendor may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following the Vendor Meeting, approved by the Court; and (c) communicated to the Vendor Shareholders if and as required by the Court.

6.2
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Purchaser and Vendor at any time prior to or at the Vendor Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Vendor Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Vendor Meeting shall be effective only if: (a) it is consented to by each of Purchaser and Vendor; and (b) if required by the Court or applicable law, it is consented to by the Vendor Shareholders.

6.4
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Vendor and Purchaser, and provided further that it concerns a matter which, in the reasonable opinion of Vendor and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Purchaser, Vendor, or any Vendor Shareholders.

.

EXHIBIT C
VENDOR SUPPORT AGREEMENT
See Attached.

LOCK-UP AGREEMENT
THIS AGREEMENT (the "Agreement") is made and entered into as of the ● day of November, 2013 between Marquee Energy Ltd. ("Marquee") and the undersigned shareholder (the "Shareholder") of Sonde Resources Corp. ("Sonde").
WHEREAS the Shareholder is the owner of record of, and or controls or directs, directly or indirectly, securities of Sonde;
AND WHEREAS, as a condition precedent to Marquee entering into an arrangement agreement dated November ●, 2013 among Marquee, Sonde, 1771538 Alberta Ltd. and 1775412 Alberta Ltd. (the "Arrangement Agreement"), pursuant to which Marquee has agreed to acquire the majority of the Western Canada assets of Sonde in consideration for either, at the sole discretion of Sonde, in accordance with the terms of the Arrangement Agreement: (i) the issuance by Marquee to Sonde of an aggregate of 44,857,041 common shares of Marquee, which shares will be distributed pro rata by Sonde to shareholders of Sonde pursuant to a plan of arrangement; or (ii) the issuance by Marquee to Sonde of an aggregate of 21,182,491 common shares of Marquee plus the payment by Marquee to Sonde of $15 million in cash, which shares will be distributed pro rata by Sonde to shareholders of Sonde pursuant to a plan of arrangement (the plan of arrangement proposed by Sonde to be effected defined herein as the "Arrangement"), Marquee has requested that the Shareholder, and the Shareholder has agreed to, enter into this Agreement with respect to all common shares of Sonde that the Shareholder owns or hereafter acquires ownership of;
NOW THEREFORE, in consideration of the foregoing, as well as other good and valuable consideration, the receipt and sufficiency of which are acknowledged and accepted, and intending to be legally bound, the parties agree as follows:

10.	Definitions. For the purposes of this Agreement, the following capitalized terms shall have the following meanings:

(a)	"Acquisition Proposal" has the meaning given to such term in the Arrangement Agreement.

(b)	"Common Shares" means common shares in the capital of Sonde.

(c)	"Effective Date" means the date that the Arrangement Agreement is executed and delivered.

(d)
"Subject Securities" shall mean (i) all voting securities of Sonde (including all Common Shares) that are beneficially owned by the Shareholder as of the Effective Date and (ii) all additional voting securities of Sonde (including all additional Common Shares) of which the Shareholder acquires ownership or direct or indirect control or direction over during the period commencing on the Effective Date and continuing until the Termination Date.

(e)	"Termination Time" means the time that this Agreement is terminated pursuant to Section 6 hereof.

(f)
The Shareholder shall be deemed to have effected a "Transfer" of a security if it directly or indirectly (i) sells, tenders, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any person,

(ii) enters into an agreement or commitment contemplating the possible sale of, tender of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any person, or (iii) reduces the Shareholder's beneficial ownership of or ownership interest in such security, other than, in the case of each of (i) and (ii) above to a person controlled, directly or indirectly, by the Shareholder and who agrees to be bound by this Agreement as if an original party hereto.

11.
Agreement to Vote Subject Securities. For the period commencing on the Effective Date and continuing until the Termination Time and subject to Sections 3 and 6 hereof, at every meeting of the shareholders of Sonde called and held with respect to any of the following, and at every adjournment or postponement thereof, the Shareholder shall:

(a)
vote or cause to be voted the Subject Securities eligible to be voted in favour of the approval of (i) the Arrangement and (ii) any other transaction or matter contemplated by the Arrangement Agreement or that would reasonably be expected to facilitate the Arrangement; and

(b)
not vote any of the Subject Securities in favour of, and shall vote the Subject Securities against, the approval of any other transaction, the approval or consummation of which would frustrate the purposes, or prevent or delay the approval or consummation, of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

12.
Irrevocable Proxy. The Shareholder hereby revokes any and all previous proxies granted with respect to the Subject Securities. For the period commencing on the Effective Date and continuing until the Termination Time, the Shareholder hereby agrees to execute all forms of proxy delivered by Sonde to shareholders of Sonde in connection with any shareholders' meeting contemplated in Section 2 hereof and in any case to deliver a duly executed proxy in respect of such matter at least five (5) days prior to the date of any such meeting. It is acknowledged and agreed by the parties that any proxy granted by the Shareholder pursuant to this Section 3 shall be irrevocable and shall be granted in consideration of Marquee entering into this Agreement and the Arrangement Agreement; provided, however, that any proxy granted by the Shareholder pursuant to this Section 3 shall be, and shall be deemed to be, without any further act of the Shareholder, revoked immediately upon termination of this Agreement in accordance with its terms.

13.	Restrictions on Transfer. For the period commencing on the Effective Date and continuing until the Termination Time:

(a)
the Shareholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected, nor knowingly solicit, facilitate, initiate or encourage any Acquisition Proposal for Sonde;

(b)
the Shareholder shall not, directly or indirectly, knowingly enter into or participate in any discussions or negotiations regarding a competing transaction or furnish to any other person any information with respect to the businesses, securities, properties, operations, prospects or conditions (financial or otherwise) of Sonde in connection with an Acquisition Proposal for Sonde or otherwise cooperate in any way with, assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the forgoing; and

(c)
the Shareholder shall ensure that, without Marquee's prior written consent, such consent not to be unreasonably withheld, (i) none of the Subject Securities is deposited into a voting trust and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities, other than pursuant to the terms hereof, except to the extent specifically permitted pursuant to the Arrangement Agreement and Section 7(n) hereof.

14.
Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants as follows to Marquee and acknowledges that Marquee is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder:

(a)
Authorization, Execution and Enforceability. All consents, approvals, authorizations and orders necessary for the execution and delivery by the Shareholder of this Agreement have been obtained, and the Shareholder has all legal capacity, full right, power and authority to enter into this Agreement, and perform the Shareholder's obligations hereunder. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally and subject to general principles of equity.

(b)
Ownership of Securities. As of the date of this Agreement (i) the Shareholder beneficially owns or exercises control and direction over that number of Common Shares set forth under the heading "Common Shares Held" as set out on the signature page hereof, with the full power to vote or direct the voting of such shares (in all circumstances free and clear of any lien, encumbrance, limitation or restriction of any kind, including any restriction on the right to vote or otherwise dispose of the Subject Securities), (ii) other than as set out on the signature page hereof, the Shareholder does not directly or indirectly own any other securities of Sonde (including any options, warrants or other rights to acquire Common Shares) and (iii) none of the Subject Securities is subject to any voting trust or voting agreement or similar agreement.

(c)	Dissent Rights. The Shareholder shall not exercise, or permit any exercise, of any dissent rights it may have under applicable law with respect to the Subject Securities.

15.
Termination. This Agreement, and all rights and obligations of the parties under this Agreement, shall terminate automatically without any further act of the parties upon the earlier of: (a) the mutual written consent of Marquee and the Shareholder; (b) the Effective Time (as defined in the Arrangement Agreement); (c) the time at which the Arrangement Agreement is amended, modified or waived without the prior written consent of the Shareholder, which amendment, modification or waiver would change the amount or form of consideration to Sonde pursuant to the Arrangement (other than to increase the number of common shares of Marquee to be issued to Sonde pursuant to the Arrangement or to add additional consideration); (d) the time at which the board of directors of Sonde withdraws, amends, modifies or qualifies, in a manner adverse to Marquee, its recommendation that shareholders of Sonde vote in favour of the Arrangement; (e) the time at which the Arrangement Agreement is terminated in accordance with its terms; or (f) 12:01 a.m. on the date following the Outside Date (as defined in the Arrangement Agreement) if the Arrangement has not been completed.

16.	Miscellaneous.

(a)
Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Shareholder or Marquee, and any attempted or purported assignment or delegation of any of such interests or obligations shall be null and void and of no force or effect whatsoever. Subject to the preceding sentence, this Agreement shall be binding upon the Shareholder and its respective successors and assigns, and shall inure to the benefit of Marquee and its successors and assigns.

(b)	No Third Party Beneficiaries. Nothing in this Agreement is intended to confer on any person not party to this Agreement any rights or remedies of any nature.

(c)
Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring any such cost or expense, whether or not the Arrangement is consummated.

(d)
Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Shareholder of any covenant or obligation of the Shareholder set forth in this Agreement, Marquee shall be entitled to an injunction or injunctions to prevent or restrain any breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened of, or to enforce compliance with, the covenants and obligations of the Shareholder under this Agreement, in addition to any other remedy that may be available at law or in equity.

(e)
Waiver. No failure on the part of Marquee to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Marquee in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Marquee shall not be deemed to have waived any claim available to it arising out of this Agreement, or any power, right, privilege or remedy of it under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Marquee and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed duly delivered (i) one business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service or (ii) on the date of confirmation of receipt (or the first business day following such receipt if the date of such receipt is not a business day) of transmission by facsimile or email, in each case to the party to be notified at such party's address, facsimile number as set forth below, or as subsequently modified by written notice:

if to Marquee:

   Marquee Energy Ltd.
   1700, 500 – 4th Avenue S.W.
   Calgary, Alberta
   T2P 2V6

   Attention: Richard Thompson, President and CEO
   Facsimile: (403) 265-0073
with a copy to (which copy shall not constitute notice) to:
   Bennett Jones LLP
   4500 Bankers Hall East
   855 - 2nd Street SW
   Calgary, Alberta
   T2P 4K7

   Attention: Brent Kraus
   Facsimile: (403) 265‑7219

if to the Shareholder, at the contact details set forth on the execution page hereof.

(f)
Disclosure. Prior to first public disclosure of the existence and terms and conditions of this Agreement, neither party hereto shall disclose the existence of this Agreement or any details hereof, or the possibility of the Arrangement or any terms or conditions or other information concerning the Arrangement to any person other than the Shareholders' advisors and directors and officers of Sonde, without the prior written consent of the other party hereto, except to the extent required by law or applicable stock exchange rules or policies of regulatory authorities. The existence and terms and conditions of this Agreement may be disclosed by Sonde and Marquee in the press release issued in connection with the execution of the Arrangement Agreement, and other public disclosure documents in accordance with applicable securities legislation.

(g)
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(h)
Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Province of Alberta in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the Province of Alberta for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each of the parties hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

(i)
Counterparts. This Agreement may be executed and delivered (including by facsimile or transmitted electronically in either Tagged Image Format Files (TIFF) or Portable Document Format (PDF) in separate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

(j)
Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to reasonably effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

(k)
Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. To the extent the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as modified, amended or restated from time to time or to the agreement which has replaced or superseded it from time to time, and any and all references to particular section of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced it from time to time.

(l)
Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

(m)
Fiduciary Duties. Notwithstanding any other provision of this Agreement, nothing in this Agreement shall prevent the Shareholder or any other person who is a director or officer of the Shareholder (if such person is a director or officer of Sonde), solely in his or her capacity as a director or officer of Sonde, from acting in accordance with the exercise of his or her fiduciary duties or taking any action which is permitted by the terms of the Arrangement Agreement.

(n)	Time of the Essence. Time shall be of the essence in this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written.

MARQUEE ENERGY LTD.

Per:
Name: Title:

)
)
)
)
)
)
Witness	)	Name
)

Name of Shareholder:		Common Shares Held:

Options or rights to acquire the following number of Common Shares:

Address:

Fax Number:

EXHIBIT D
ASSET PURCHASE AND SALE AGREEMENT
See Attached.

PURCHASE AND SALE AGREEMENT
THIS AGREEMENT is dated November 4, 2013.
BETWEEN:
SONDE RESOURCES CORP., a body corporate, having an office at the City of Calgary, in the Province of Alberta (hereinafter referred to as "Vendor")
- and -
1771538 ALBERTA LTD., a body corporate, having an office at the City of Calgary, in the Province of Alberta (hereinafter referred to as "Purchaser")
WHEREAS:

A.
Subject to the terms and conditions of the Arrangement Agreement (as such term is defined herein) the parties will effect a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") providing for either (i) the amalgamation of 1775412 Alberta Ltd. ("AcquisitionCo"), a wholly-owned subsidiary of Marquee Energy Ltd. ("Marquee"), and the Purchaser; or (ii) the acquisition of the Purchaser by Marquee.

B.
Immediately prior to the Arrangement becoming effective, Vendor wishes to sell and convey the Assets to Purchaser, and Purchaser wishes to purchase and accept the Assets from Vendor, all for fair market value proceeds, on the terms and conditions contained in this Agreement.

NOW THEREFORE, the Parties agree as follows:
Article 1
INTERPRETATION
1.1    Definitions
In this Agreement, including the recitals, this Section and the Schedules, the following capitalized words and phrases shall have the following meanings:

(a)	"Abandonment and Reclamation Obligations" means all past, present and future duties and obligations, whether arising under contract or any applicable law, in respect of the Assets, relating to:

(i)	the abandonment of any Wells and restoration and reclamation of the surface sites thereof and any other lands used to gain access thereto; and

(ii)
the closure, decommissioning, dismantling and removal of any structures, buildings, pipelines, facilities, equipment and other tangible depreciable property and assets forming the Tangibles, together with the restoration and reclamation of the lands on or in which any of the foregoing are or were located and any other lands used to gain access thereto;

(b)	"Affiliate" has the meaning ascribed thereto in the Securities Act (Alberta);

(c)	"Arrangement Agreement" means the arrangement agreement dated November 4, 2013 among the Vendor, the Purchaser, Marquee and AcquisitionCo;

(d)	"Assets" means the Petroleum and Natural Gas Rights, the Miscellaneous Interests and the Tangibles;

(e)	"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(f)
"Claim" means any claim, action, cause of action, demand, lawsuit, proceeding, arbitration or governmental investigation (including regulatory and administrative) of whatsoever nature or kind, in each case, whether asserted, threatened, pending or existing;

(g)	"Closing Time" means the moment in time that is 5 minutes prior to the Effective Time on the Effective Date;

(h)	"Consideration Shares" means 999,999 common shares in the capital of the Purchaser;

(i)	"Dollar" and "$" mean a dollar of lawful money of Canada;

(j)	"Effective Date" has the meaning attributed to such term in the Arrangement Agreement;

(k)	"Effective Time" has the meaning attributed to such term in the Arrangement Agreement;

(l)
"Environment" means the components of the earth, alone or in combination, and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, including plants, animals and humans, and the interacting natural systems that include such components and "Environmental" means relating to or in respect of the Environment;

(m)
"Environmental Liabilities" means all past, present and future Losses, Liabilities or Claims, whether under common law, in equity, under applicable law or otherwise and all other duties and obligations, whether arising under common law, in equity, under applicable law or otherwise, arising from or associated with:

(i)	Abandonment and Reclamation Obligations;

(ii)
any damage to, pollution or contamination of, the Environment howsoever and by whomsoever caused and regardless of whether such damage, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement;

(iii)
the release, emission or discharge of Petroleum Substances, oilfield wastes, water, hazardous or toxic substances, environmental contaminants and all other substances and materials regulated under any applicable law, including any forms of energy;

(iv)	compliance with or the consequences of any non-compliance with, or violation or breach of, any applicable law pertaining to the Environment or to the protection of the Environment;

(v)	sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations;

(vi)	the protection, reclamation, remediation or restoration of the Environment; or

(vii)	operations carried out by others on lands not part of the Lands but in proximity thereto that have caused damage or contamination to the Lands;
that relate to or arise by virtue of the Assets or the ownership thereof or any past, present or future operations and activities conducted in connection with the Assets;

(n)	"GAAP" has the meaning given to such term in the Arrangement Agreement;

(o)	"General Conveyance" means a general conveyance substantially in the form set forth in Schedule "E";

(p)
"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(q)	"GST" means the goods and services tax imposed under Part IX of the Excise Tax Act (Canada);

(r)
"Lands" means the lands set forth and described under the title "Lands" in Schedule "A" and includes the Petroleum Substances within, upon or under such lands subject to such limitations as to geological formations and Petroleum Substances as may appear in Schedule "A" but only insofar as the Petroleum Substances are granted by the Leases;

(s)
"Leases" means all leases, licenses, permits, and other documents of title set forth and described in Schedule "A" by virtue of which the holder thereof is entitled to explore for, drill for, win, take, own or remove the Petroleum Substances within, upon or under the Lands or lands pooled or unitized therewith, or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or lands pooled or unitized therewith, and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor but only insofar as the same relates to the Lands;

(t)
"Liabilities" means any and all liabilities and obligations, bonds, indemnities and similar obligations, covenants, contracts, agreements, promises, omissions, guarantees, penalties, judgements of any kind or of any nature whatsoever whether under common law, in equity, under applicable law or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(u)	"Licensed Seismic Data" means the Seismic Data the Vendor has the right to use and to transfer pursuant to the license agreements described in Schedule "F";

(v)	"Losses" means, in respect of a person and in relation to a matter, any and all losses, costs, expenses, assessments, reassessments, charges and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes Taxes, interest, costs of legal counsel (on a full indemnity basis) and other consultants and professional advisors and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained, and includes Taxes payable on any settlement payment or damage award in respect of such matter;

(w)	"Marquee Shares" means the aggregate number of common shares in the capital of Marquee that will be issued to the Vendor pursuant to and in accordance with the terms of the Arrangement;

(x)
"Miscellaneous Interests" means the entire right, title, estate and interest of Vendor in and to all property, assets and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) pertaining to, but only to the extent they pertain to, the Petroleum and Natural Gas Rights, the Tangibles or any lands with which the Lands have been pooled or unitized, including, without limitation, the interest of Vendor in the following:

(i)	the Title and Operating Documents and all other contracts, agreements and documents relating directly to the Petroleum and Natural Gas Rights and the Tangibles and any rights in relation thereto;

(ii)	all subsisting rights to enter upon, use and occupy the surface of any of the Lands or any lands upon which the Tangibles are located or lands which are used to gain access to any of the foregoing;

(iii)	all subsisting rights to carry out operations relating to the Lands or the Tangibles and, without limitation, all easements and Well, pipeline and other permits, licences and authorizations;

(iv)
all geological, engineering and other reports prepared for the joint account, i.e. prepared for all working interest owners, but not any other reports or interpretations or any other geophysical or geological data;

(v)	records, files, reports, data, correspondence and other information, including lease, contract, well, production and facilities files and records;

(vi)	all extensions, renewals, replacements, substitutions or amendments of or to any of the agreements or instruments described in paragraphs (i), (ii)and (iii) above;

(vii)	theTransferable Seismic Data; and

(viii)	those seismic credits that the Vendor holds with Third Parties related to the Assets, as described in Schedule "F";

(y)	"Net Debt" means long-term debt plus current liabilities less current assets, all calculated in accordance with GAAP;

(z)	"Notice" has the meaning ascribed to it in Section 9.5(b);

(aa)	"Parties" means Vendor and Purchaser, and "Party" means either one of them as the context may require;

(bb)
"Permits" means, all licences, permits, approvals and authorizations granted or issued by any Governmental Entities and relating to the construction, installation, ownership, use or operation of the Assets;

(cc)
"Petroleum and Natural Gas Rights" means the entire right, title, estate and interest of Vendor in and to the undivided interests as set forth and described in Schedule "A" (including working interests, royalty interests or any other interests of Vendor), in respect of the Leases and the Lands or any pooled or unitized lands therewith and the rights to acquire any of the foregoing;

(dd)
"Petroleum Substances" means petroleum, natural gas and all related hydrocarbons, including, without limitation, all liquid hydrocarbons, and all other substances, whether liquids, gases or solids and whether hydrocarbon or not (except coal but including sulphur), produced in association with such petroleum, natural gas or related hydrocarbons, the rights to which are granted by the Leases;

(ee)
"Prime Rate" means the rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of National Bank of Canada as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada;

(ff)	"Promissory Note" means the demand promissory note in the principal amount of $250,000, in the form attached hereto as Schedule "B";

(gg)	"Relevant Period" means the most recent 15 consecutive trading days on the TSX Venture Exchange that ends on the last trading day before the Effective Date;

(hh)
"Representative" means, in respect of a person, any Affiliate of that person and any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative of such person and its Affiliates;

(ii)
"Seismic Data" means geophysical information in the Vendor's possession, including all SEGP summary reports, surveyor's ground elevation records, shot point maps, shooter's records, seismic graph records, seismograph magnetic tapes, monitor records, field records and record sections and maps, SEGP survey on 3.5" disk, microfiche, field and stack on CD ROM and blackline prints in respect of the formations;

(jj)
"Specific Conveyances" means all conveyances, assignments, transfers, novations, trust declarations and other documents or instruments, other than and in addition to the General Conveyance, that are reasonably required or desirable, in accordance with generally accepted oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to make Purchaser a party to, and to novate Purchaser into, the Title and Operating Documents in the place and stead of Vendor with respect to the Assets.

(kk)
"Surface Rights" means all rights to occupy, access, cross or otherwise use or enjoy the surface of the Lands and any lands pooled or unitized therewith or any other lands: (i) upon which the Tangibles are situate, (ii) used in connection with the ownership or operation of the Petroleum and Natural Gas Rights, the Tangibles or the Wells, or (iii) used to gain access to any of the Lands (or any lands pooled or unitized therewith), the Tangibles or the Wells;

(ll)	"Tangibles" means:

(i)	the entire right, title, estate and interest of Vendor in and to all tangible depreciable property and assets which are situate in, on or about the Lands, or lands with which the Lands have been pooled or unitized, or appurtenant thereto and which are used, or are intended to be used, in connection with production, gathering, processing, injection, removal, transmission or treatment of Petroleum Substances or operations thereon or relative thereto or appurtenant to or used in connection with the Wells (including the major facilities and pipelines set forth on Schedule "C" hereto), but excluding equipment beyond the point of entry into a gathering system, plant or other facility; and;

(ii)	all Wells, including the wellbores thereof and all casings;

(mm)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;

(nn)	"Taxation Authority" means the Canada Revenue Agency or any other Governmental Entity in Canada charged with the collection of any Taxes;

(oo)
"Taxes" shall mean all taxes, duties, assessments, imposts and levies however denominated, including any interest, penalties, fines, successor liabilities or other additions that may become payable in respect thereof, imposed by any Canadian federal, provincial, or local government or any agency or political subdivision of any such government, which shall include those levied on, measured by, or referred to as, income, capital, gross receipts, profits (including federal income taxes and provincial income taxes), payroll and employee withholding, unemployment insurance, social insurance taxes, Transfer Taxes, ad valorem taxes, franchise taxes, business license taxes, occupation taxes, real and personal property taxes, environmental taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

(pp)	"Third Party" means any Person other than either Vendor, Purchaser or an Affiliate of any of the foregoing;

(qq)	"Title and Operating Documents" means:

(i)
all leases, licenses, subleases and permits (including the Leases) and any replacements, renewals or extensions thereof or other instruments derived therefrom pertaining to the Lands by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the Lands or lands pooled or unitized therewith or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or lands pooled or unitized therewith;

(ii)	all other agreements relating to the acquisition, ownership, operation or exploitation of the Petroleum and Natural Gas Rights, Tangibles or the Wells, including:

(A)
operating agreements, royalty agreements, farm-out or farm-in agreements, option agreements, participation agreements, pooling agreements, unit agreements, unit operating agreements, sale and purchase agreements and asset exchange agreements;

(B)	agreements for the sale of Petroleum Substances that are terminable on 31 days notice or less without early termination penalty or other cost;

(C)	agreements pertaining to the Surface Rights;

(D)	agreements for the construction, ownership and operation of gas plants, gathering systems and other tangible depreciable property and assets;

(E)
service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other substances, the injection or subsurface disposal of other substances, the use of well bores or the operation of any Tangibles or Wells by a Third Party; and

(F)	Permits and other approvals, authorizations or licences required under Applicable Law;

(rr)
"Transfer Taxes" means the GST and all other Canadian transfer, sales, use, excise, stamp, license, production, value-added, goods and services and other like taxes, assessments, charges, duties, fees, levies or other Canadian governmental charges of any kind whatsoever, and includes additions by way of withholdings, fees, penalties, interest, fines and other amounts with respect thereto;

(ss)	"Transferable Seismic Data" means the Seismic Data which the Vendor has the right to transfer without the consent of any Third Party set forth in Schedule "F";

(tt)
"VWAP" means the volume weighted average trading price of the common shares of Marquee, calculated by dividing the total value by the total volume of common shares of Marquee traded for the Relevant Period; and

(uu)
"Wells" means all producing, shut-in, suspended, abandoned, water source or injection wells located on the Lands or any lands which have been pooled or unitized therewith, including the wellbores and casing therein, including, without limitation, the Wells set forth and described in Schedule "A".

1.2    Schedules and Exhibits
The following schedules (the "Schedules") are attached to, form part of, and are incorporated in this Agreement:
Schedule "A"    -    Leases, Lands, Encumbrances, and Wells
Schedule "B"    -    Form of Promissory Note
Schedule "C"    -    Major Facilities and Pipelines
Schedule "D"    -    Pro Forma Statement of Adjustments
Schedule "E"    -    Form of General Conveyance
Schedule "F"        Seismic Data
1.3    Headings
The headings of the Sections of this Agreement and the Schedules are inserted for convenience of reference only and shall not affect the meaning, interpretation or construction thereof.
1.4    Included Words

In this Agreement, words importing the singular include the plural and vice versa, and words importing one gender include other genders and words importing individuals shall also include firms and corporations and vice versa, as the context may require.
1.5    References
Except as otherwise provided for herein, "this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular Section, paragraph or other portion thereof. Unless otherwise specified herein, reference to a Section or a paragraph refer to a Section or paragraph of the body of this Agreement.
1.6    Conflicts
Whenever any term or condition, whether express or implied, of any Schedule conflicts with or is at variance with any term or condition of the body of this Agreement, the latter shall prevail.
1.7    Statutory References
Any reference herein to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.
1.8    Invalidity of Provisions
If any of the provisions of this Agreement should be determined to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.
1.9    Knowledge or Awareness
Where in this Agreement a representation, warranty or certificate is made on the basis of knowledge or awareness of a Party, such knowledge or awareness consists only of the actual knowledge or awareness, as the case may be, of the officers of such Party (after having made reasonable enquiry of such Party's files relating to the Assets), and does not include knowledge and awareness of any other person or persons.
ARTICLE 2
PURCHASE AND SALE
2.1    Purchase and Sale
Vendor hereby agrees to sell, assign, transfer, convey and set over the Assets to Purchaser at the Closing Time and Purchaser hereby agrees to purchase and accept the Assets from Vendor at the Closing Time subject to and in accordance with the terms of this Agreement.
2.2    Consideration
The purchase price for the Assets shall be an amount equal to the fair market value of the Assets as of the Effective Date (the "Purchase Price"). Purchaser shall pay the Purchase Price at the Closing Time by way of (i) issuance of the Consideration Shares to Vendor and (ii) delivery of the executed Promissory Note. Upon issuance of the Consideration Shares, Purchaser shall add to the stated capital account maintained by the Purchaser for the Consideration Shares an amount equal to the Purchase Price less the principal amount of the Promissory Note.

2.3    Determination and Allocation of Purchase Price
Subject to the adjustments provided in Article 5, the Parties agree that the fair market value of the Assets and the Purchase Price shall be equal to the fair market value of the consideration received by Vendor under the Arrangement plus the principal amount of the Promissory Note. For the purposes of this calculation, the fair market value of the Marquee Shares received by Vendor under the Arrangement shall be equal to the VWAP. The Parties agree that the Purchase Price so determined shall be set forth in the Statement of Adjustment. The Purchase Price so determined shall be allocated among the Assets in the following manner:

(a)	to the Petroleum and Natural Gas Rights, subject to the adjustments provided in Article 5, an amount equal to 80% of the Purchase Price;

(b)	to the Tangibles, an amount equal to 20% of the Purchase Price, less $1.00; and

(c)	to the Miscellaneous Interests, $1.00.
The Parties agree to act in accordance with such Purchase Price determination and allocations for all federal and provincial Tax purposes, including with respect to any tax returns that may be filed by them and in any Section 85 election form (or comparable provincial election) that the Parties may agree to file in respect of the transfer of Assets by the Vendor to the Purchaser, and each Party agrees not to take a position before any Taxation Authority or in any judicial proceeding that is in any manner inconsistent with the terms of such determination, allocation or election.
2.4    Transfer Taxes

(a)
The Purchase Price is exclusive of all Transfer Taxes payable in respect of the purchase and transfer of the Assets and Purchaser shall be solely responsible for same. Where Vendor is required under applicable law to collect or pay Transfer Taxes, Vendor shall collect from Purchaser, and Purchaser shall pay to Vendor, such Transfer Taxes on the Effective Date. Vendor shall remit such Transfer Taxes directly to the applicable Taxation Authority in accordance with applicable law. Where Purchaser is required under applicable law to remit Transfer Taxes directly to the appropriate Taxation Authority, Purchaser shall be responsible for remitting such Transfer Taxes directly to the applicable Authorized Entity.

(b)
If, following the Effective Date, Vendor is required under applicable law to pay any such Transfer Taxes and such Transfer Taxes were not paid by Purchaser to Vendor on the Effective Date, Purchaser shall be responsible to reimburse Vendor for such Transfer Taxes upon Vendor's delivery to Purchaser of evidence that such Transfer Taxes are payable and have been remitted by Vendor.

(c)
The Parties agree that the Vendor is making a supply of all of its Assets used in carrying on its business of the exploration for and development and production of petroleum and natural gas in western Canada and that the Purchaser is acquiring ownership of all or substantially all of the property that is necessary for the Purchaser to carry on such business. With respect to the GST, the Parties agree and covenant to jointly elect pursuant to Section 167(1) of the Excise Tax Act (Canada) with respect to the transfer of the Assets hereunder. Purchaser shall file the prescribed form within the time referred to in subsection 167(1.1) of the Excise Tax Act (Canada). If it is finally determined that the election is not available to the Parties for any reason, Vendor shall invoice Purchaser for any GST payable by Purchaser to Vendor that is associated with transfer of the Assets and Purchaser shall pay such GST to Vendor. Vendor shall furnish the relevant information and details so requested for the purpose of the joint election in a timely manner without any additional charges or costs to the Purchaser and covenants to execute such election promptly on the request of the Purchaser.

(d)
The Parties agree that, as between Vendor and Purchaser, Purchaser shall be solely liable for, and as a separate and independent covenant, Purchaser shall indemnify, defend and save harmless Vendor from any Transfer Taxes, or any penalty, interest or other amounts with respect thereto, which may be payable by or assessed against Vendor in respect of the transfer of the Assets by Vendor to Purchaser (including any costs incurred by Vendor in collecting such amount from Purchaser).

2.5    Income Tax Election – Joint Successoring Election
The Parties agree that the Purchaser is acquiring all or substantially all of the property used by the Vendor in carrying on its business of the exploration for and development and production of petroleum and natural gas in western Canada and all or substantially all of the Canadian resource properties, within the meaning of the Tax Act, of the Vendor. The Parties agree and covenant to make the joint election under paragraph 66.7(7)(e) of the Tax Act, in the prescribed form and within the time limits prescribed by the Tax Act in respect of the transfer of the Assets hereunder. Purchaser agrees that it is solely responsible for filing the joint sucessor election, once executed by Vendor, on a timely basis. For greater certainty, the Parties agree that the Vendor shall be solely responsible for all Taxes (except as provided in Section 2.4) arising from this Purchase and Sale Agreement or the transfer of Assets hereunder.
ARTICLE 3
CLOSING AND CONDITIONS OF CLOSING
3.1    Risk and Title
Subject to all other provisions of this Agreement, possession, risk and beneficial ownership of the Assets passes from Vendor to Purchaser at the Closing Time.
3.2    Purchaser's Conditions

(a)
The obligation of Purchaser to complete the transactions contemplated hereby and purchase the Assets from Vendor is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Purchaser and may be waived only by Purchaser:

(i)	Vendor shall have performed or complied with in all material respects all of the terms, covenants and conditions of this Agreement to be performed or complied with at or prior to the Closing Time;

(ii)	the approval of the Arrangement by the shareholders of Vendor and by the Court of Queen's Bench of Alberta shall have been received;

(iii)
no suit, action or other proceeding shall, at the Closing Time, be pending against Vendor or Purchaser before any Governmental Entity seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the transaction contemplated by this Agreement; and

(iv)	at the Closing Time, Vendor shall have duly delivered the agreements, certificates and other instruments and documents required pursuant to Section 4.1.

(b)
If any of the conditions precedent in Section 3.12(a) have not been satisfied, complied with or waived by Purchaser at or before the Closing Time, then Purchaser may terminate this Agreement by written notice prior to the Closing Time and the Parties shall be released and discharged from all further obligations hereunder.

3.3    Vendor's Conditions

(a)
The obligation of Vendor to complete the transactions contemplated hereby and sell and convey the Assets to the Purchaser is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Vendor and may be waived only by Vendor:

(i)	Purchaser shall have performed or complied with in all material respects all of the terms, covenants and conditions of this Agreement to be performed or complied with at or prior to the Closing Time;

(ii)	the approval of the Arrangement by the shareholders of Vendor and by the Court of Queen's Bench of Alberta shall have been received;

(iii)
no suit, action or other proceeding shall, at the Closing Time, be pending against Vendor or Purchaser before any Governmental Entity seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the transaction contemplated by this Agreement; and

(iv)	at the Closing Time, Purchaser shall have duly made and delivered the payments, agreements, certificates and other instruments and documents required pursuant to Section 4.2.
If any of the conditions precedent in Section 3.3(a) have not been satisfied, complied with or waived by Vendor at or before the Closing Time, then Vendor may terminate this Agreement by written notice prior to the Closing Time and the Parties shall be released and discharged from all further obligations hereunder.
3.4    Efforts to Fulfill Conditions Precedent
Purchaser and Vendor shall proceed diligently and in good faith and use their reasonable efforts to satisfy and comply with the conditions precedent in Sections 3.2(a) and 3.3(a) and shall provide the other Party with any reasonable assistance in the satisfaction of and compliance with the conditions precedent in Sections 3.2(a) and 3.3(a) that the other Party may reasonably request.
ARTICLE 4
CLOSING DELIVERIES
4.1    Deliveries by Vendor at Closing
At the Closing Time, Vendor shall deliver, or cause to be delivered, to Purchaser:

(a)	the General Conveyance duly executed by such Vendor;

(b)	a receipt from Vendor acknowledging receipt of the Consideration Shares and the Promissory Note;

(c)	the Specific Conveyances;

(d)	completed and executed joint successor election under paragraph 66.7(7)(e) of the Tax Act, in prescribed form;

(e)	completed and executed joint election pursuant to Section 167 of the Excise Tax Act (Canada); and

(f)	such other items as may be specifically required hereunder or as may be reasonably requested by Purchaser.
4.2    Deliveries by Purchaser at Closing
At the Closing Time, Purchaser shall pay or deliver, or cause to be paid or delivered, to Vendor:

(a)	the share certificate issued in the name of Vendor representing the Consideration Shares;

(b)	the executed Promissory Note;

(c)	the General Conveyance duly executed by Purchaser; and

(d)	such other items as may be specifically required hereunder or as may be reasonably requested by Vendor.
4.3    Licensed Seismic Data
The Purchaser acknowledges and agrees that the transfer or assignment of the licence agreements described in Schedule "F" shall be subject to the terms of the applicable licence agreement and may necessitate the payment of fees to licensors, and that all such fees shall be the sole responsibility of Purchaser and will not result in an adjustment to the Purchase Price. The Vendor agrees that it shall use reasonable commercial efforts to assist the Purchaser in procuring transfers or assignments of such licence agreements and to facilitate the transfer or assignment thereof and the Vendor shall waive its entitlement to its share of any fees payable to the Licensors. To the extent any Licensed Seismic Data is not assignable, such Licensed Seismic Data shall not constitute an Asset.
ARTICLE 5
APPORTIONMENTS
5.1    Apportionments

(a)
Except as provided below in this Section 5.1, the net amount of all benefits and obligations of every kind and nature relating to the operation of the Assets and accruing, payable or paid and received or receivable in respect of the Assets including, without limitation, all mineral and surface lease rentals, property taxes, maintenance, development, capital and operating costs, gas cost allowances, the proceeds from the sale of production and revenues from processing and transportation fees charged to third parties (other than income taxes), shall be apportioned between Vendor and Purchaser as of the Effective Date on an accrual basis in accordance with GAAP. For certainty, Petroleum Substances produced from the Lands or lands pooled or unitized therewith, which Petroleum Substances have passed the first point of measurement at the Effective Date, including such Petroleum Substances in the course of production or transportation or in tanks or storage shall be apportioned to Vendor.

(b)
An accounting and adjustment, in the form set forth in Schedule "D" hereto ("Statement of Adjustment") shall be prepared by Vendor within seven (7) months following the Effective Date ("Adjustment Period"). Purchaser shall have thirty (30) days from receipt of the Statement of Adjustment to review same. Subject to Sections (c) and (d) of this Section 5.1, the Statement of Adjustment and settlement of accounts will be considered concluded at the time Vendor and Purchaser agree, evidenced by Vendor and Purchaser signing the Statement of Adjustment that expressly states it is a final statement of all adjustments, and the Parties shall not be obligated to make any adjustments after such Adjustment Period unless such adjustment has been specifically requested, by notice, within the Audit Period as defined in Section (c) hereof.

(c)
During the one (1) year period following Purchaser’s receipt of the Statement of Adjustment ("Audit Period"), either of Purchaser or Vendor may audit the books, records and accounts of the Vendor or Purchaser, as applicable, respecting the Assets, for the purpose of effecting adjustments pursuant to this Article. Such audit shall be conducted upon reasonable notice to the other Party (the "Other Party" for purposes of this Section 5.1(c)) at the Other Party's offices during the Other Party's normal business hours, and shall be conducted at the sole expense of the Party that requested the audit. Any claims of discrepancies disclosed by such audit shall be made in writing to the Other Party within thirty (30) days following the completion of such audit and the Other Party shall respond in writing to any claims of discrepancies within thirty (30) days from receipt of such claims.

(d)
Notwithstanding the preceding subsections of this Section 5.1, any adjustments established by an audit conducted pursuant to the regulations or the provisions of the Leases or governing agreements with respect to Crown royalty audits, joint venture audits or thirteen (13) month adjustments which are outstanding at the Effective Date, or that occur after the Effective Date shall be made as they occur in accordance with the provisions of existing legislation or governing agreements and shall be received or paid by the Party entitled thereto or obliged thereby.

(e)	Each Party agrees to make any payment required of it as a result of the adjustments provided for in this Section 5.1 within thirty (30) days of being notified of the determination of the amount owing.

(f)	All adjustments to be made pursuant to Section 5.1 shall be allocated to the Petroleum and Natural Gas Rights.

(g)
To the extent that the Parties cannot agree to the accounting provided for in this Section 5.1, the matter may be referred to arbitration by either Party for determination in accordance with the Arbitration Act (Alberta).

ARTICLE 6
REPRESENTATIONS AND WARRANTIES
6.1    Disclaimer

(a)
Except as otherwise provided herein, Vendor does not make any representations or warranties of any kind or nature, express or implied, at law or in equity and in particular, and without limiting the generality of the foregoing, Vendor hereby expressly negates and disclaims, and shall not be liable for, any and all representations or warranties which may have been made or alleged to have been made in any other document or instrument or in any statement or information made or communicated to Purchaser or its Representatives (as of the date hereof) in any manner.

(b)
Vendor makes no representations or warranties and in particular, and without limiting the generality of the foregoing, Vendor hereby negates, and Purchaser hereby waives, all other representations or warranties made or alleged to have been made to Purchaser, with respect to any of the following matters:

(i)
any data or information supplied by or on behalf of Vendor to Purchaser in connection with the purchase of the Assets, whether in management presentations, or meetings with Vendor's management or employees or otherwise;

(ii)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(iii)	the value of the Assets or the future cash flow therefrom;

(iv)	the quality, condition, fitness or merchantability of any equipment or other tangible depreciable property included in the Assets or of any of the Lands or any lands pooled or unitized therewith;

(v)	any Environmental Liabilities associated with the Assets; and

(vi)	Vendor's title to the Assets.

(c)
Purchaser acknowledges and confirms that: (i) it accepts the Assets on an "as is-where is" basis without representation and warranty whether express or implied, (ii) it has knowledge of the Assets and performed its own due diligence and it has not relied on any data, information, statement or advice provided to Purchaser or its Representatives (as of the date hereof) by Vendor or its Representatives, and (iii) in agreeing to enter into and to consummate the transactions contemplated herein, it has relied on its own inspections and evaluations of the Assets and the Environmental Liabilities assumed by Purchaser pursuant hereto.

(d)
Except for its express rights under this Agreement, Purchaser hereby waives all rights and remedies (whether now existing or hereafter arising and including all common law, tort, contractual, equitable and statutory rights and remedies) against Vendor or its Representatives in respect of the Assets, the transactions contemplated hereby or any representations or statements made, or information or data furnished, to Purchaser or any of its Representatives (as of the date hereof) in connection herewith or otherwise (whether made or furnished by Vendor or any of its Representatives or Third Parties and whether made or furnished orally or by electronic, faxed, written or other means).

(e)	The provisions of this Section 6.1 shall not negate or reduce those representations and warranties provided by the Vendor to Marquee under the Arrangement Agreement.
6.2    Representations and Warranties of Purchaser
As at the date hereof and as at the Effective Date, Purchaser hereby represents and warrants to Vendor that:

(a)
Corporate Standing: Purchaser is a corporation duly organized and validly existing under the laws of the jurisdiction of its formation, is authorized to carry on business in all jurisdictions in which the Assets are located and has good right, full power and absolute authority to purchase the interest of Vendor in and to the Assets according to the true intent and meaning of this Agreement.

(b)
Requisite Authority: Purchaser has taken all necessary corporate actions and has all requisite power and authority to enter into this Agreement and to purchase and pay for the Assets on the terms described herein and to perform all other obligations of Purchaser under this Agreement.

(c)	Execution and Enforceability of Documents: This Agreement has been duly executed and delivered by Purchaser and it constitutes a legal, valid, binding and enforceable obligation of Purchaser.

(d)
No Conflicts: The consummation by Purchaser of the transactions contemplated by this Agreement will not, in any material respect, violate or conflict with, any of the constating documents, by laws or governing documents of Purchaser or any provision of any material agreement or instrument to which Purchaser is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to Purchaser.

(e)	Consideration Shares. The Consideration Shares will be issued as fully paid and non-assessable common shares in the capital of Purchaser.

(f)
Brokers. No broker, finder, investment banker or other person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or other similar forms of compensation in respect of the transactions contemplated herein for which Vendor will have any obligation or liability.

(g)	Taxable Canadian Corporation. Purchaser is a "taxable Canadian corporation” as such term is defined for the purposes of the Tax Act.

(h)	Registration Under GST Legislation. Purchaser is validly registered for the purposes of the GST Legislation, having the registration number 848102570 RT0001.

(i)
No Lawsuits or Claims. Purchaser has not received notice of any Claims in existence, contemplated, pending or threatened in respect of the Assets or which seeks to prevent the consummation of the transactions provided for herein.

(j)
Licensee Liability Requirements. Purchaser meets all qualification requirements of and under applicable laws to transfer the Assets, including the requirements of any applicable Governmental Entity to have the licences for the Wells and Tangibles for which the Vendor is the licensee transferred to Purchaser (whether or not all such licences are to be transferred to it) and, in particular, Purchaser's security adjusted licensee liability rating in the Province of Alberta:

(i)	is greater than or equal to one (1);

(ii)	shall, as a result of the fulfillment of the transactions provided for herein, be greater than or equal to one (1); and

(iii)	shall be greater than or equal to one (1) at the time any Governmental Entity considers approval of any conveyance document pursuant to this Agreement.
The Vendor acknowledges and agrees that it shall not be entitled to make any claim against the Purchaser following the Effective Date in respect of any of the foregoing representations or warranties.
ARTICLE 7
INDEMNITY
7.1    Purchaser's Indemnity
Purchaser shall, subject to the limitations set forth herein, be liable for and as a separate and independent covenant, indemnify, defend and save harmless (on an after tax basis) Vendor, its successors and assigns and each of their respective Representatives from and against any and all Losses, Liabilities and Claims suffered or incurred by any of them or made against any of them arising or resulting from or in connection with, directly or indirectly;

(a)
the breach of any covenant or agreement of Purchaser set forth herein or a breach of any covenant, agreement or indemnity of Purchaser in the General Conveyance or any Specific Conveyance delivered in connection herewith;

(b)
the Assets, or any of them, after the Effective Time, that arise from or relate to acts, omissions, events or circumstances occuring after the Effective Time, including Losses, Liabilities and Claims arising from operations relating to the Assets conducted after the Effective Time (including payment of the costs of such operations), payment of royalties and similar encumbrances in respect of the production of Petroleum Substances allocated to the Petroleum and Natural Gas Rights produced after the Effective Time; and

(c)
whether arising before, on or after the Effective Date, all Environmental Liabilities and Claims relating to acts, omissions or occurrences in respect of the Assets before, on or after the Effective Date, including the effects of, and the costs of complying with, any order, direction or Claim of any Governmental Entity. Neither Purchaser nor any of its Representatives shall be entitled to any rights or remedies under the common law or in equity or under any law, rule or regulation pertaining to such Environmental Liabilities and Claims as against Vendor or any of its Affiliates, including the right to name Vendor or any of its Affiliates as a third party to any action commenced by any Third Party against Purchaser. This indemnity shall apply without limit and without regard to cause or causes, including the negligence, whether sole, concurrent, gross, active, passive, primary or secondary, or the wilful or wanton misconduct of Vendor or Purchaser or any other person or otherwise.

The provisions of this Section 7.1 shall not negate or reduce those representations and warranties provided by the Vendor to Marquee and AcquisitionCo under the Arrangement Agreement and shall not in any way limit or negate the ability of Marquee or AcquisitionCo to claim for a breach of any such representation or warranty in accordance with the terms of the Arrangement Agreement.
7.2    Vendor's Indemnity
Vendor shall, subject to the limitations set forth herein, be liable for and indemnify, defend and save harmless (on an after tax basis) Purchaser, its successors and assigns and each of their respective Representatives from and against any and all Losses, Liabilities and Claims suffered or incurred by any of them or made against any of them arising or resulting from or in connection with, directly or indirectly:

(a)
the breach of any covenant or agreement of Vendor set forth herein or a breach of any covenant, agreement or indemnity of Vendor in the General Conveyance or any Specific Conveyance delivered in connection herewith; and

(b)	from or in consequence of the Net Debt (including the principal amount of the Promissory Note in such calculation) of Purchaser exceeding $250,000 at the Effective Time.
7.3    Limitation of Claims

(a)
Except for the environmental indemnity set out in Section 7.1(c), in the absence of fraud, no Claim in respect of the covenants contained in this Agreement shall be made or be enforceable whether by legal proceedings, indemnification pursuant to Section 7.1 or 7.2 or otherwise howsoever unless Notice of such Claim is given by the claimant to the other Party within the period of two (2) years from the Effective Date.

(b)
The indemnities provided in Sections 7.1 and 7.2 shall not apply to the extent that the Losses, Liabilities and Claims are caused as a direct result of the gross negligence after the Effective Date of the Party claiming indemnity.

7.4    Notice of Claims
If, after the Effective Date, a Claim is asserted in circumstances which do or may give rise to an indemnity under this Article 7, the Party against whom the Claim is asserted shall forthwith give Notice thereof to the Party required to indemnify and such Parties shall consult and cooperate in respect thereof and in determining whether the Claim and any legal proceedings relating thereto should be resisted, compromised or settled. Each Party shall make available to the other all information in its possession or to which it has access which is or may be relevant to the particular Claim. Purchaser shall provide Vendor with reasonable access to the Lands and Tangibles to which the Claim relates to the extent reasonably necessary in connection with the Claim. No such Claim shall be settled or compromised without the written consent of the indemnifying Party hereunder, which consent shall not be unreasonably withheld. If any Claim relates exclusively to a period prior to or after the Effective Date, as the case may be, Vendor or Purchaser respectively shall have exclusive conduct of the Claim and all legal proceedings relating thereto. In addition, the Parties agree that for Claims in respect of the indemnity in Section 7.1, the Purchaser shall have exclusive conduct of the Claim and all proceedings relating thereto.
7.5    Consequential Damages
In no event shall a Party be liable for Losses in respect of the covenants, agreements, representations, warranties and indemnities contained in this Agreement or in any certification, agreement or other document furnished pursuant to this Agreement which are consequential, indirect or punitive damages or Losses (including any special or incidental loss of any kind) suffered, sustained, paid or incurred by another Party or its respective Representatives, provided that this Section shall not preclude a Party from entitlement to indemnification for such Party’s liability to a third person for consequential, indirect or punitive damages or Losses which such third person actually suffers, sustains, pays or incurs.
7.6    Limitation on Rights or Remedies

(a)
Except as provided in this Section 7.6, the indemnities provided for in this Article 7 set forth the sole rights and remedies of each Party and its respective Affiliates and Representatives after the date hereof in connection with (i) the transactions contemplated herein, and (ii) any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with the breach of any covenant, representation or warranty herein or in any document delivered in connection with the closing of the transactions contemplated herein made by the other Party, and, subject to the fraud of, wilful misconduct or intentional breach of a covenant by, such other Party, such first mentioned Party and its Representatives shall have no further right or remedy (whether legal, equitable, fiduciary or in tort) whatsoever, against the other Party and its Representatives; provided however, that if the provisions of this Article 7 shall be invalid or unenforceable, Vendor and Purchaser shall have all other rights and remedies available to them under law or in equity.

(b)
The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without requirement of posting a bond or other security).

(c)
Nothing in this Agreement in any way restricts or limits the general obligation at law of a Party to mitigate any loss which it may suffer or incur by reason of the breach, inaccuracy or failure to perform of any representation, warranty, covenant or obligation of the other Party under this Agreement.

(d)
The foregoing provisions of this Section 7.6 shall not negate or reduce those representations, warranties or covenants provided by the Vendor to Marquee under the Arrangement Agreement or any rights or remedies of Marquee in respect thereof.

7.7    Responsibility Extends to Settlements
Notwithstanding any provision to the contrary contained in this Article 7, references to Losses in the liability and indemnification obligations prescribed by Section 7.1 shall extend to settlements, satisfactions or other compromises with respect to Claims by third parties, provided the indemnifying Party has consented to such settlement, satisfaction or other compromise in accordance herewith.
7.8    No Limitation
Closing of the purchase by the Purchaser of the Assets from the Vendor shall not in any way whatsoever limit, impact or derogate from the indemnities provided for herein.
7.9    Taxes
For greater certainty, any amount payable under Section 7.1 or 7.2 shall be increased by such additional amount as may be necessary to ensure that the net amount that the indemnified party or its successors and assigns actually receives is equal to such indemnity payment, after deducting any Taxes (net of all currently available credits, deductions or other tax savings in respect of such Taxes) that the indemnified party or its successors and assigns is or may be required to pay as a result of the receipt of such indemnity payment (or would have been required to pay if the indemnified party or its successors and assigns had not claimed any discretionary deductions that, absent the receipt of such indemnity payment, the indemnified party or its successors and assigns would not otherwise have claimed).
ARTICLE 8
CONVEYANCING AND POST-CLOSING
8.1    Specific Conveyances

(a)
Vendor shall prepare by the Effective Date the Specific Conveyances. Vendor shall not be required to have such Specific Conveyances signed by Third Parties but shall cooperate with Purchaser as reasonably required to secure execution of such Specific Conveyances by such Third Parties thereafter. Purchaser shall execute and promptly return to Vendor at least one copy of each such Specific Conveyance and the Parties shall use commercially reasonable efforts to obtain timely execution and return of such Specific Conveyances by Third Parties. The Specific Conveyances shall not require Vendor to assume or incur any obligation, or to provide any representation or warranty, beyond that contained in this Agreement.

(b)
Purchaser shall bear all costs, fees and deposits of every nature and kind in distributing and registering any Specific Conveyances and in providing any assurances or security required to convey, transfer and assign the Assets to Purchaser and to have Purchaser recognized as the holder thereof.

(c)
Notwithstanding the forgoing in this Section 8.1, in the case of any Specific Conveyances that are transfers of Permits or Crown lease transfers which may be filed electronically with the applicable Governmental Entity, promptly following the Effective Date, Vendor shall submit electronic transfers for such Permits and Crown leases and Purchaser shall accept such electronic transfers from Vendor without delay, provided that, if Purchaser in good faith determines or believes that any of the electronic transfers are not complete and accurate, or the applicable Governmental Entity refuses to process any such transfers because of some defect therein, the Parties shall cooperate to duly complete or to correct such incomplete or inaccurate electronic transfers as soon as practicable and, thereafter, Vendor shall promptly re-submit such electronic transfers and Purchaser shall accept such electronic transfers from Vendor without delay.

(d)
Within five (5) Business Days after the Effective Date, and subject to the approval of Vendor’s working interest owners in the particular Asset (to the extent such working interest owners have the contractual right to grant or deny consent) Vendor shall prepare and execute applications for the transfer of any Wells and the Tangibles held in the name of Vendor, and Purchaser shall promptly execute and return such applications to Vendor for registration. If Vendor’s working interest partners for an Asset deny their consent to such transfer, the Parties shall cooperate in re-transferring the pertinent licences or authorizations back to Vendor for Vendor’s assignment to an approved operator.

8.2    Operatorship
Purchaser acknowledges that Vendor may not be able to transfer operatorship of some or all of the Assets to Purchaser. Purchaser shall reasonably cooperate with Vendor to obtain appropriate consents and approvals for the assignment and transfer to Purchaser of operatorship of the Assets of which Vendor is currently the operator.
8.3    Signs / Notifications
Within thirty (30) days following the Effective Date, Purchaser shall remove any signage which indicates Vendor's ownership or operation of the Assets. It shall be the responsibility of Purchaser to erect or install any signage required by applicable government authorities indicating Purchaser to be the owner or operator of the Assets.
8.4    Post-Closing

(a)
Following the Effective Date and to the extent that the Purchaser must be novated into or transferred an interest in any of the Assets, until such novation or transfer has occurred, Vendor shall act as bare trustee in favour of Purchaser for Purchaser's interest in the Assets.

Vendor may refuse to follow instructions that it reasonably believes to be unlawful, unethical or in conflict with an applicable contract.

(b)
Purchaser shall be liable to, and in addition shall indemnify Vendor and its Representatives from and against, all Losses, Liabilities and Claims whatsoever which may be brought against or suffered by Vendor or its Representatives as a result of any acts or omissions to act in its position as bare trustee of Purchaser, except to the extent that such Liabilities or indemnities are a direct result of the gross negligence or wilful misconduct of Vendor or its Representatives.

8.5    Delivery of Books and Records
To the extent in its possession and control, Vendor shall deliver to Purchaser the books and records comprising the Miscellaneous Interests as soon as practicable, and in any event within 30 days, following the Effective Date.
ARTICLE 9
GENERAL
9.1    Further Assurances
Hereafter as may be necessary and without further consideration, the Parties shall execute, acknowledge and deliver such other documents, novations, instruments and agreements and shall do such other things as may be necessary to carry out their respective obligations under this Agreement.
9.2    Governing Law
This Agreement shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta. Each Party accepts the jurisdiction of the Alberta Court of Queen's Bench (Calgary district) and all courts of appeal therefrom.
9.3    Time
Time shall be of the essence in this Agreement.
9.4    Enurement
This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective trustees, receivers, receiver managers, successors and permitted assigns.
9.5    Addresses

(a)	The address for Notices of each of the Parties shall be as follows:
Vendor:

SONDE RESOURCES CORP.

Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Attention:     Chief Financial Officer
Fax No.:    403-216-2374

Purchaser (pre Effective Date):

1771538 ALBERTA LTD.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Attention:     President
Fax No.:    403-216-2374

Purchaser (post Effective Date):

1771538 ALBERTA LTD.
c/o Marquee Energy Ltd.
1700, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Attention:    Chief Financial Officer
Fax No.:    403-265-0073

(b)
All notices, communications and statements (hereinafter called "Notices") required, permitted or contemplated hereunder shall be in writing, and shall be deemed to be sufficiently given and received if:

(i)
personally served on the other Party by delivery during the normal business hours of the recipient at the addresses set forth above (personally served Notices shall be deemed received by the addressee when actually delivered);

(ii)
by facsimile (or by any other like method by which a written or recorded message may be sent) directed to the Party on whom they are to be served at that Party's fax number set forth above and such Notices so served shall be deemed to have been received by the addressee thereof when actually received by it if received within the normal working hours of a Business Day, or, if received outside the normal working hours of a Business Day, at the commencement of the next ensuing Business Day following transmission thereof; or

(iii)
by mailing it first class (air mail if to or from a location outside of Canada) registered post, postage prepaid, direct to the Party on which it is to be served at that Party’s address for service. Notices so served shall be deemed to be received by the addressee at noon, local time, on the earlier of the actual date of receipt or the fourth (4th) day (excluding Saturdays, Sundays and statutory holidays in Alberta) following the mailing thereof. However, if postal service is (or is reasonably anticipated to be) interrupted or operating with unusual delay, notice shall not be served by such means during such interruption or period of delay.

(c)	Either of the Parties may from time to time change its address for service herein by giving Notice to the other.
9.6    Prior Agreements and Amendments
This Agreement supersedes and replaces any and all prior agreements between the Parties relating to the sale and purchase of the Assets and may be amended only by written instrument signed by the Parties.
9.7    Entire Agreement

This instrument states the entire Agreement between the Parties.
9.8    Waivers
No waiver by any Party shall be effective unless in writing and a waiver shall only affect the matter, and the occurrence thereof, specifically identified in the writing granting such waiver and shall not extend to any other matter or occurrence. No failure on the part of either Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred.
9.9    Privilege
Notwithstanding the foregoing, any rights of the Purchaser to exercise or waive privilege over documents or communications relating to the negotiation of this Agreement or of the Arrangement Agreement shall terminate at the Effective Date.
9.10    Substitution and Subrogation
To the extent that the same is possible, Vendor shall convey the Assets to Purchaser with full right of substitution and subrogation of Purchaser in and to all covenants, representations and warranties by others heretofore given or made in respect of the Assets or any part thereof.
9.11    Counterpart Execution
This Agreement may be executed in as many counterparts as are necessary and all executed counterparts together shall constitute one Agreement.

The remainder of this page intentionally left blank

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SONDE RESOURCES CORP.

Per:    (signed) "William K. Dirks"
Name: William K. Dirks
Title: President and CEO

1771538 ALBERTA LTD.

Per:    (signed) "William K. Dirks"
Name: William K. Dirks
Title: President and CEO

This is the execution page to a Purchase and Sale Agreement dated November 4, 2013 between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

This is Schedule "A" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

See Attached.

REDACTED

List of Leases, Lands, Encumbrances and Wells

This is Schedule "B" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

PROMISSORY NOTE

FOR VALUE RECEIVED, 1771538 ALBERTA LTD. (the "Debtor"), hereby acknowledges itself indebted and promises to pay, ON DEMAND, the sum of two hundred and fifty thousand dollars ($250,000) to the order of SONDE RESOURCES CORP. (the "Holder") in lawful money of Canada. There shall be no interest accrued or payable on such amount.

And the Debtor:

(a)	waives presentment for payment, demand, protest, notice of protest and notice of dishonour;

(b)
agrees and consents that the time for payment of this note or any payment thereunder may be extended or this note may be renewed from time to time by the Holder without notice and without otherwise reducing, waiving, ending or otherwise affecting the liabilities of all parties; and

(c)	acknowledges that the Holder hereof will not be liable for or prejudiced by failure to collect or for lack of diligence in bringing suit on this note or any such renewal or extension.

Signed at the City of Calgary, in the Province of Alberta, on the ____ day of [●], 2013.

1771538 ALBERTA LTD.

Per:
Name:
Title:

This is Schedule "C" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

Material Facilities
See Attached.
Pipelines
See Attached.

REDACTED

List of Major Facilities and Pipelines

This is Schedule "D" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

Pro Forma Statement of Adjustments

Vendor:        Sonde Resources Corp.
Purchaser:        1771538 Alberta Ltd.
Property:
Effective Date:
Effective Date:

Unadjusted Purchase Price
Petroleum and Natural Gas Rights        $_________________________
Tangibles                    $_________________________
Miscellaneous Interests                $_________________________
Unadjusted Purchase Price    $_________________________

Adjustments
Additions
[•]                        $_________________________
[•]                        $_________________________
[•]                        $_________________________
Total Additions    $_________________________

Deductions
[•]                        $_________________________
[•]                        $_________________________
[•]                        $_________________________
Total Deductions    $_________________________

Adjusted Purchase Price
$_________________________
Balance Owed to Vendor / (Purchaser)
$_________________________

This is Schedule "E" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

General Conveyance
THIS AGREEMENT made this [•] day of [•], 2013
BETWEEN:
SONDE RESOURCES CORP. (hereinafter referred to as "Vendor")
- and -
1771538 ALBERTA LTD. (hereinafter referred to as "Purchaser")
WHEREAS Vendor has agreed to sell and convey the Assets to Purchaser and Purchaser has agreed to purchase and receive the Assets from Vendor;
NOW THEREFORE for the consideration provided in the Sale Agreement and in consideration of the premises hereto and the covenants and agreements hereinafter set forth and contained, the parties hereto covenant and agree as follows:

1.	Definitions
In this General Conveyance including the premises hereto, "Sale Agreement" means the agreement entitled "Purchase and Sale Agreement" dated November 4, 2013 and made between Vendor and Purchaser. In addition, the definitions provided for in the Sale Agreement are adopted herein.

2.	Conveyance
Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser the entire right, title, estate and interest of Vendor in and to the Assets, to have and to hold the same absolutely, together with all benefit and advantage to be derived therefrom.

3.	Effective Time
Possession of the Assets shall pass from Vendor to Purchaser at the Effective Time. For all other purposes, this General Conveyance shall be effective as of the date hereof.

4.	Subordinate Document
This General Conveyance is executed and delivered by the Parties pursuant to the Sale Agreement and the provisions of the Sale Agreement shall prevail in the event of a conflict between the provisions of the Sale Agreement and the provisions of this General Conveyance.

5.	Enurement
This General Conveyance shall be binding upon and shall enure to the benefit of each of the Parties and their respective trustees, receivers, receiver-managers, successors and assigns.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF the Parties have executed this General Conveyance on the date first above written.

SONDE RESOURCES CORP.	1771538 ALBERTA LTD.

Per:	Per:
Name	Name
Title	Title

This is Schedule "F" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

SEISMIC DATA AND SEISMIC CREDITS
See Attached.

REDACTED
List of Seismic Data

PRIVATE & CONFIDENTIAL
November 4, 2013
Marquee Energy Ltd.
1700, 500 – 4th Avenue SW
Calgary, Alberta
T2P 2V6

Dear Sirs:

Re:    Arrangement Agreement dated November 4, 2013 (the "Arrangement Agreement"), among Sonde Resources Corp. ("Sonde"), 1771538 Alberta Ltd., Marquee Energy Ltd. ("Marquee") and 1775412 Alberta Ltd.

This document together with the attached, constitutes the Vendor Disclosure Letter referred to and defined in the Arrangement Agreement.
The purpose of this Vendor Disclosure Letter is to set forth in the attached the disclosure of qualifications, modifications or exceptions to certain representations and warranties of the Vendor Parties contained in the Arrangement Agreement. This Vendor Disclosure Letter is deemed to constitute an integral part of the Arrangement Agreement.
The section and subsection references used in the attached schedules corresponds to the same section or subsection in the Arrangement Agreement. For greater clarity, any introductory language and headings in this Vendor Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Arrangement Agreement. Information disclosed in this Vendor Disclosure Letter shall be considered to be disclosed only in respect of the subsections of the Arrangement Agreement actually referenced.
No item in this Vendor Disclosure Letter relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this Vendor Disclosure Letter constitutes an admission of any liability or obligation of Sonde to any third party or shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action, or other right.
This Vendor Disclosure Letter is qualified in its entirety by reference to the provisions of the Arrangement Agreement and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Arrangement Agreement.
All capitalized terms used in this Vendor Disclosure Letter shall have the meaning attributed to such terms in the Arrangement Agreement, unless otherwise stated, and all references to dollars, unless otherwise specifically indicated, are to Canadian dollars. This Vendor Disclosure Letter shall be governed by and construed in all respects in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

The information contained in this Vendor Disclosure Letter, including all schedules and exhibits attached and referenced herein, is in all respects subject to the provisions of the Confidentiality Agreement.

SONDE RESOURCES CORP.
Per: (signed) "William K. Dirks"
Name: William K. Dirks
Title: President & Chief Operating Officer

[remainder of page intentionally left blank]

9

REDACTED

Qualifications to Representations and Warranties

10

1700, 500 AVENUE S.W.CALGARY, ALBERTA T2P 2V6
PH: 403-384-0000 ■ FAX: 403-265-0073 ■

Private and Confidential                             November 4, 2013

Sonde Resources Corp. 3100, 500 - 4th Avenue S.W. Calgary, Alberta T2P 2V6 Attention: Mr. William K. Dirks
Dear Sir:
Re:    Disclosure Letter
Reference is made to the arrangement agreement dated November 4, 2013 (the "Arrangement Agreement"), among Marquee Energy Ltd. ("Marquee"), Sonde Resources Corp. ("Sonde"), 1771538 Alberta Ltd. and 1775412 Alberta Ltd. The Arrangement Agreement provides for the disclosure of certain matters to you in writing through a disclosure letter, which is referred to therein as the "Purchaser Disclosure Letter". This letter constitutes the Purchaser Disclosure Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Arrangement Agreement.
The section and paragraph numbers in Schedule "A" to this Purchaser Disclosure Letter correspond to the section and paragraph numbers in the Arrangement Agreement; however, any information disclosed under any section of Schedule "A" to this Purchaser Disclosure Letter, shall be deemed to be disclosed and incorporated into any other section or paragraph to the Arrangement Agreement, to the extent the relevance of such disclosure to such other section is readily apparent on the face of such disclosure. The disclosure of any matter in this Purchaser Disclosure Letter should not be construed as indicating that such matter is necessarily required to be disclosed in order for any representation or warranty in the Arrangement Agreement to be true and correct in all material respects. This Purchaser Disclosure Letter is qualified in its entirety by reference to the Arrangement Agreement. The inclusion of any item should neither be deemed an admission that such item is material to the business, operations, properties and assets or financial condition of Marquee, nor any admission of any obligation or liability to any third party. This Purchaser Disclosure Letter and the information and disclosures contained herein are intended only to qualify and limit the representations, warranties and covenants of Marquee contained in the Arrangement Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants.
Any description of any documents included in this Purchaser Disclosure Letter is qualified in all respects by reference to such documents to the extent such documents have been made available to Sonde or its agents on or before the date hereof provided, however, that such disclaimer shall not apply to any failure or omission by Marquee to disclose information that it was required to disclose pursuant to the applicable representation or warranty. Schedule "A" to this Purchaser Disclosure Letter is incorporated herein by reference and forms a part hereof as if set out in full herein.
The information contained in the Purchaser Disclosure Letter, including Schedule "A", is in all respects subject to the provisions of the Confidentiality Agreement.
Please acknowledge receipt of this Purchaser Disclosure Letter by executing in the space provided for such purpose below and returning a signed copy to the undersigned at the address set forth above.
Sincerely,
MARQUEE ENERGY LTD.
Per:    (signed) "Richard Thompson"
Name: Richard Thompson
Title: President & Chief Executive Officer
Receipt of this Purchaser Disclosure Letter is acknowledged this 4th day of November, 2013.

SONDE RESOURCES CORP.
Per:    (signed) "William K. Dirks"
Name: William K. Dirks
Title: President & Chief Operating Officer

INTENTIONALLY REDACTED